ACCURAY



Certainty
Matters.

2025 ANNUAL REPORT

www.accuray.com



Corporate Headquarters · Madison, WI

SENIOR MANAGEMENT

Suzanne Winter
President, Chief Executive Officer and Director

Ali Pervaiz
Senior Vice President, Chief Financial Officer

Sandeep Chalke
Senior Vice President, Chief Commercial Officer

Leonel Peralta
Senior Vice President, Chief Operations Officer

Jim Dennison
Senior Vice President, Chief Quality and
Development Officer

Seth Blacksburg, M.D., MBA
Senior Vice President, Chief Medical Officer

Todd. M. Brown
Senior Vice President, Global Commercial
Operations and Service

John M. Dunn
Senior Vice President, Chief Information
and Security Officer

Melanie Rivers
Senior Vice President, Chief Human Resources Officer

Mu Young Lee
Senior Vice President, Research
and Product Development

BOARD OF DIRECTORS*

Joseph E. Whitters
Chairperson of the Board
Audit Committee and Nominating and
Corporate Governance Committee Member

James M. Hindman
Chairperson of the Audit Committee
Nominating and Corporate Governance
Committee Member

Beverly A. Huss
Chairperson of the Compensation
Committee
Science and Technology
Committee Member

Robert C. Kill
Compensation Committee Member

Anne B. Le Grand
Chairperson of the Science and
Technology Committee

Steven F. Mayer
Compensation Committee Member

Mika Nishimura
Chairperson of the Nominating and
Corporate Governance Committee
Audit Committee Member

Byron C. Scott, M.D.
Compensation Committee and Science
and Technology Committee Member

Suzanne Winter

* Full director biographies are contained under the headings "Director Nominees" and "Continuing Directors" in the Company's fiscal 2025 proxy statement, which is incorporated into this Annual Report.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 10-K

(Mark One)

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended June 30, 2025

or

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from _________to

Commission file number 001-33301

ACCURAY INCORPORATED
(Exact name of registrant as specified in its charter)

DELAWARE	**20-8370041**
(State or Other Jurisdiction of Incorporation or organization)	(I.R.S. Employer Identification No.)

1240 Deming Way
Madison, Wisconsin 53717
(Address of Principal Executive Offices) (Zip Code)
Registrants' telephone number, including area code: **(608) 824-2800**

Securities registered pursuant to section 12(b) of the Act:

Title of Each Class	Trading Symbol(s)	Name of Each Exchange on Which Registered
Common Stock, $0.001 par value per share	ARAY	The Nasdaq Stock Market LLC

Securities registered pursuant to section 12(g) of the Act: **None**

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See definitions of "large accelerated filer," "accelerated filer," "smaller reporting company" and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☒
Non-accelerated filer	☐	Smaller reporting company	☒
		Emerging growth company	☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

The aggregate market value of the registrant's common stock held by non-affiliates of the registrant based on the last sale price for such stock on December 31, 2024, the last business day of the registrant's most recently completed second fiscal quarter was: $146,769,044. Shares of the registrant's common stock held by each executive officer, director and 5% stockholder have been excluded in that such persons may be deemed to be affiliates. This determination of affiliate status is not necessarily a conclusive determination for other purposes.

As of August 22, 2025, the number of outstanding shares of the registrant's common stock, $0.001 par value, was 112,677,147.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the Proxy Statement for the Registrant's 2025 Annual Meeting of stockholders to be filed within 120 days of our fiscal year end (the "2025 Proxy Statement") are incorporated by reference in Part III of this Form 10-K.

ACCURAY INCORPORATED

YEAR ENDED JUNE 30, 2025

FORM 10-K

ANNUAL REPORT

TABLE OF CONTENTS

We own or have rights to various trademarks and tradenames used in our business in the United States or other countries, including the following: Accuray®, Accuray Logo®, CyberKnife®, Hi-Art®, RoboCouch®, Synchrony®, TomoTherapy®, Xsight®, Accuray Precision®, AutoSegmentation™, CTrue™, H™ Series, iDMS®, InCise™, Iris™, CyberKnife M6™ Series, Accuray OIS Connect™, PreciseART®, PreciseRTX®, Treatment Planning System™, TomoDirect™, TomoEDGE™, TomoH®, TomoHD®, TomoHDA™, TomoHelical™, TomoTherapy Quality Assurance™, Radixact®, Onrad™, S7™, Accuray Helix™, CyberComm™, AEX®, ClearRT®, XChange®, and VoLO™.

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SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Annual Report on Form 10-K includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, including, but not limited to, statements regarding expectations and beliefs regarding the effect of macroeconomic conditions, inflation and changes in government administration policy positions as a result of the current presidential administration on our operations and financial results as well as the markets and industry in general; future revenues and expenses, including our expectations regarding timing of recognition of revenue from performance obligations and our expectations regarding the impact of supply chain issues; our sales, distribution and marketing efforts; reimbursement rates and its effects on our business; regulatory requirements, including our compliance with applicable regulations; future orders and expectations regarding our book-to-bill ratio; the radiation therapy market; expectations regarding the economic impact of cancer; our strategy; our products and offerings, including their capabilities and benefits and anticipated benefits to patients and physicians; the factors that contribute to the long-term success of our products; our suppliers and manufacturing facilities; our intellectual property rights; the expected impact of changes in laws and regulations, including regulatory and tax laws; our expectations regarding litigation matters; our expectations regarding future capital requirements; our expectations regarding our liquidity and capital resources; our earnings or other financial results; our expectations regarding new products and features; our expectations regarding our joint venture with CNNC High Energy Equipment (Tianjin) Co., Ltd; our expectations regarding our debt, including our outstanding convertible notes, credit facility and warrants to purchase shares of our common stock; our expectations regarding the effects of foreign currency fluctuations; and other statements using words such as "anticipates," "believes," "can," "could," "estimates," "expects," "forecasts," "intends," "may," "plans," "projects," "seek," "should," "will" and "would," and words of similar import and the negatives thereof. Accuray Incorporated ("we," "our," or the "Company") has based these forward-looking statements largely on our current expectations and projections about future events and financial trends affecting the financial condition of our business. Such forward-looking statements are subject to risks, uncertainties and other important factors that could cause actual results and the timing of certain events to differ materially from future results expressed or implied by such forward-looking statements. Forward-looking statements should not be read as a guarantee of future performance or results and will not necessarily be accurate indications of the times at, or by, which such performance or results will be achieved. Factors that could contribute to such differences include, but are not limited to, those discussed under "Risk Factors" in Part I, Item 1A of this report. These forward-looking statements speak only as of the date of this Annual Report on Form 10-K and are subject to business and economic risks. We undertake no obligation to update or revise any forward-looking statements to reflect any event or circumstance that arises after the date of this report except as required by applicable law.

Item 1. BUSINESS

The Company

Accuray Incorporated is a radiation therapy company that develops, manufactures, sells and supports market-changing solutions that are designed to deliver radiation treatments for even the most complex cases, while making commonly treatable cases even more straightforward, to meet the full spectrum of patient needs. We believe in comparison to conventional linear accelerators, our treatment delivery, planning, and data management solutions provide better accuracy, flexibility, and control; fewer treatments with shorter treatment times; and the technology to expand beyond cancer, making it easier for clinical teams around the world to provide treatments that help patients get back to living their lives, faster.

Our solutions are designed to advance patient care: during each individual treatment, throughout the treatment process, and at each stage of the cancer treatment journey, from curative to palliative treatments. Our solutions include:

- Novel artificial intelligence ("AI") driven radiation therapy systems that automatically adapt treatment delivery for targets that move, synchronizing the radiation beam with the target's motion in real-time throughout treatment delivery.

- Powerful treatment planning software that reduces the time to create high quality treatment plans and the time it takes to deliver patient treatments as compared to the prior planning software, so clinicians can treat more patients each day.

- One-of-a-kind imaging solution designed to produce exceptional diagnostic-like quality CT images, quickly and cost-effectively.

- Automated tools that help to identify the interfraction changes for which re-planning is clinically beneficial and facilitate adaptation of the radiation dose to precisely conform to the patient's tumor.

- Distinctive software that accelerates and automates the re-planning process to make re-treatment of a previously irradiated area more efficient for practices and more effective for patients.

- Advanced architecture that accommodates third party surface guidance interfaces to support effective positioning of the patient and monitoring of the accuracy of that positioning throughout treatment, and enable deep inspiration breath hold ("DIBH") for highly accurate and precise breast cancer treatments.

Our innovative technologies, the CyberKnife and TomoTherapy platforms, including the Radixact System, our next generation TomoTherapy platform, are designed to deliver advanced treatments, including stereotactic radiosurgery ("SRS"), stereotactic body radiation therapy ("SBRT"), intensity modulated radiation therapy ("IMRT"), image-guided radiation therapy ("IGRT"), and adaptive radiation therapy ("ART"). The CyberKnife and TomoTherapy platforms have complementary clinical applications with the same goal: to empower our customers to deliver the most precise and accurate treatments while still minimizing dose to healthy tissue, helping to reduce the risk of side effects that may impact patients' quality of life. Each of these systems serve patient populations treated by the same medical specialty, radiation oncology, with advanced capabilities. The CyberKnife platform is also used by neurosurgeons specializing in radiosurgery to treat patients with tumors in the brain and spine, and neurologic and/or endocrine disorders. In addition to these products, we also provide services, which include post-contract customer support (warranty period services and post-warranty services), installation services, training, and other professional services.

We were incorporated in California in 1990 and commenced operations in 1992. We reincorporated in Delaware in 2007. Our principal offices in the United States are located in Madison, Wisconsin and Santa Clara, California.

Our Strategy

Our goal is to develop equipment and technology that enable physicians to deliver precise and accurate, customized, leading-edge treatments that help patients with cancerous or benign tumors, or neurologic or endocrine disorders, get back to living their lives, faster. We endeavor to achieve this goal by expanding the clinical options for healthcare providers, helping

them offer the best radiation treatment for each patient tailored to their specific needs. Our vision is to expand the curative power of radiation therapy to improve as many lives as possible. We believe our current technologies and our future innovations can help to achieve this. Some of the key elements of our strategy include the following:

Increase physician adoption and patient awareness to drive utilization. We are continually working to increase adoption and awareness of our systems and demonstrate their advantages over other treatment methods, including more conventional approaches. We hold and sponsor symposia and educational meetings and support clinical studies to demonstrate the clinical benefits of our systems. We regularly meet with clinicians to educate them on the expanded versatility that our systems offer in comparison to more traditional radiation therapy products or surgery. We are continuously expanding our digital and social presence to reach and educate a broader audience of physicians and patients. To support awareness of all our product offerings, we assist our customers with increasing patient awareness in their communities by providing them with tools to develop marketing and educational campaigns.

Continue to expand the radiosurgery market. The CyberKnife System is a robotic radiosurgery system capable of treating tumors throughout the body. There is an extensive body of published literature supporting the use of the CyberKnife System in the treatment of various targets, including cancers, benign tumors, or functional diseases. Radiosurgery is a commonly used procedure among neurosurgeons, specializing in radiosurgery, who require the high level of precision found with surgery, yet want to offer their brain tumor patients a non-invasive option. With more than 30 years of clinical evidence, the CyberKnife System offers distinct advantages in the treatment of diseases in the head, base of the skull, and spine. These areas of the body require extremely accurate treatment because of the proximity of the tumors to critical radiosensitive structures that may impact a person's ability to perform basic functions and to think, see, hear, walk and breathe.

Continue to innovate through clinical development and collaboration. The clinical success of our products is largely the result of the collaborative partnerships we have developed over the last decade with clinicians, researchers and patients. We proactively seek out and rely on constructive feedback from system users to learn what is needed to enhance the technology. As a result of this collaborative process, we continually refine and upgrade our systems, thereby improving our competitive position in the radiation therapy and radiosurgery markets. Upgrades to our systems are designed to address customer needs in the areas of improving the ease of use and accuracy of treatment, decreasing treatment times, and improving utilization for specific types of tumors.

Expand sales in international markets. We intend to continue to increase our sales and distribution capabilities outside of the United States to take advantage of the large international opportunity for our products. Outside of the United States, we currently have regional offices in Morges, Switzerland, Hong Kong, China, Shanghai, China and Tokyo, Japan and direct sales staff in most countries in Western Europe, Japan, India and Canada, combined with distributors in Europe, Russia, the Middle East, Africa, the Asia Pacific region, and Latin America. Many of the countries in these regions are not highly developed at this time and therefore sales opportunities may be limited. We intend to increase our international revenue by focused additions of direct sales personnel in targeted areas to further penetrate our most promising international markets, and additional distributors, strategic partnerships, or joint ventures where opportune. In addition, we recently introduced Accuray Helix, a CT-guided helical radiotherapy system, to help address gaps in patient access to radiation medicine. The Helix system combines affordability with automation and tools for enhancing the speed of planning and delivery of radiation.

Strategic partnerships and joint ventures. We intend to pursue strategic partnerships and joint ventures we believe will allow us to complement our growth strategy, increase sales in our current markets and expand into adjacent markets, broaden our technology and intellectual property, and strengthen our relationships with our customers.

- In fiscal 2016, we signed an agreement with RaySearch Laboratories AB, which led to the integration of treatment planning support for the TomoTherapy, Radixact and CyberKnife Systems in the RayStation Treatment Planning System ("TPS") as well as interface to the RayCare Oncology Information System ("OIS"). In fiscal 2017, we signed an agreement with Photo Diagnostic Systems, Incorporated to enhance image quality of our TomoTherapy System through an enhanced image reconstruction software.

- In fiscal 2019, our wholly-owned subsidiary, Accuray Asia Limited ("Accuray Asia"), entered into an agreement with CNNC High Energy Equipment (Tianjin) Co., Ltd. (the "CIRC Subsidiary"), a wholly-owned subsidiary of China Isotope & Radiation Corporation, to form a joint venture, CNNC Accuray (TianJin) Medical Technology Co. Ltd. (the "JV"), to manufacture and sell radiation oncology systems in China.

- In fiscal 2021, we announced a collaboration with Brainlab to enhance and expand the CyberKnife platform's capabilities for the neuro-radiosurgery market.

- In fiscal 2022, we entered into an agreement with C-RAD to provide customers with a solution to enable surface guided radiation therapy ("SGRT") and DIBH using the C-RAD Catalyst+ HD and Radixact System. Additionally, we entered into an agreement with Limbus AI (now Radformation) to augment our adaptive radiotherapy capabilities by leveraging Limbus' AI-driven autocontouring algorithms.

- In fiscal 2023, we announced a global, commercial partnership with GE Healthcare, intended to enable both companies to advance personalized cancer care and offer solutions throughout the care pathway from precision diagnostics, precision treatment planning and delivery to precision monitoring post-treatment.

- In fiscal 2024, we announced a collaboration agreement with Oncopole Claudius Regaud (IUCT-Oncopole) in France, and Airbus SAS, a leader in the aerospace industry, to develop an AI-driven solution for predicting radiotherapy system performance. We also announced an agreement with TrueNorth Medical Physics LLC to provide radiation oncology departments with third-party support services that are complementary and supplementary to those already supplied by us.

Our Products

From oncology to radiosurgery and beyond, our solutions enable clinicians to deliver shorter, more personalized, and more effective treatments. Our suite of radiation delivery devices includes the CyberKnife System and our next generation TomoTherapy platform-based solutions, including the Radixact System. In addition, our portfolio includes comprehensive software solutions to enable and enhance the precise and efficient radiotherapy treatments with our advanced delivery systems.

Robotic Radiation Delivery Solutions

The CyberKnife platform is the only robotic, full-body SRS and SBRT delivery device on the market. The latest generation is the CyberKnife S7 System, which combines speed, advanced precision, and real-time AI-driven motion tracking and synchronized treatment delivery for all SRS and SBRT treatments, in as little as 15 minutes. The platform is designed to treat cancerous and benign tumors throughout the body, as well as neurologic and endocrine disorders. The use of SRS and SBRT with the CyberKnife platform to treat tumors throughout the body has grown significantly in recent years. SRS and SBRT are performed on an outpatient basis in a limited number of treatment sessions - typically 1-5 fractions. They enable the treatment of patients who might not otherwise be treated with radiation, who may not be good candidates for surgery, or who desire a non-surgical treatment option.

The CyberKnife S7 System is available for sale in most major markets globally. The system includes disease-specific tracking and treatment delivery solutions for brain, spine, lung and prostate tumors, improvements in treatment speed as compared to earlier systems, more options to configure the treatment room, and expanded number of nodes leading to more coverage and minimizing the dose to healthy tissue. The CyberKnife S7 System comes in a variety of radiation oncology suited configurations, with the option of fixed collimators plus the Iris Variable Aperture Collimator and/or InCise multi-leaf collimators ("MLC"). With the addition of the InCise MLC, the CyberKnife S7 System is designed to enable the treatment of larger tumors that were previously thought untreatable with radiosurgery and SBRT. The InCise MLC and IMRT planning tools are designed to enable expansion of indications that can be treated with a CyberKnife platform to include many IMRT indications.

In addition, we also offer a specific configuration for the neuro-radiosurgery space. The CyberKnife S7 F System is designed to deliver radiosurgery treatments to central nervous system tumors and lesions with sub-millimeter accuracy. It offers precise, frameless, and non-invasive radiosurgery, with features for real-time correction of positional and anatomical changes, and fixed collimators to shape and direct the radiation beam when treating small targets. The system can deliver plans using the Brainlab Elements software to enhance the target definition for radiosurgery treatments for functional neurological indications such as essential tremor, Parkinson's, and epilepsy. Brainlab Elements software augments the capabilities of the Accuray Precision® Treatment Planning System for contouring, fusion and correction.

Using our Synchrony real-time target tracking with dynamic delivery technology and computer controlled robotic mobility, the CyberKnife platform is designed to deliver radiation from a wide array of beam angles and autonomously track,

detect and correct for even the slightest tumor and patient movement in real-time throughout the entire treatment. This design is intended to enable the CyberKnife platform to deliver high-dose radiation with sub-millimeter precision and accuracy, which minimizes damage to surrounding healthy tissue and eliminates the need for invasive head or body immobilization frames.

The Accuray Precision TPS with the VOLO Optimizer software on the CyberKnife S7 System enables customers to significantly improve operational efficiency by reducing both the time to create high quality treatment plans and the time it takes to deliver patient treatments. The next-generation TPS with the VOLO Optimizer facilitates the development of clinically optimal treatment plans up to an estimated 90 percent faster than before and the delivery of the treatment up to an estimated 50 percent faster than before the availability of this software.

We believe that our robotic delivery systems offer clinicians and patients the following benefits:

The only truly robotic system in the market. The CyberKnife platform features a compact linear accelerator mounted on a highly maneuverable robotic arm that moves around the resting patient while delivering isocentric or non-isocentric, non-coplanar treatment radiation beams from potentially thousands of unique angles, tailoring radiation delivery to minimize the dose to healthy tissue, while maintaining sub-millimeter accuracy and precision even for targets that move during treatment. We believe the CyberKnife platform is the clinical solution to choose when accuracy, flexibility, speed, and patient comfort are essential.

Treatment of inoperable or surgically complex tumors. The CyberKnife platform may be used to target tumors that cannot be easily treated with traditional surgical techniques because of their location, number, size, shape or proximity to vital tissues or organs, or because of the age or health of the patient. The CyberKnife platform's intelligent robotics enable the precise targeting of a tumor, while at the same time minimizing damage to surrounding healthy tissue.

Treatment of tumors throughout the body. The CyberKnife platform has been cleared by the Food and Drug Administration ("FDA") to provide treatment planning and image-guided radiation therapy treatment for tumors anywhere in the body where radiation treatment is indicated. By comparison, traditional frame-based radiosurgery systems are generally limited to treating brain tumors with some using cobalt 60 radioactive material, which decays over time and is difficult and expensive to replace. The CyberKnife platform is being used for the treatment of primary and metastatic tumors outside the brain, including tumors on or near the spine and in the breast, kidney, liver, lung, pancreas and prostate, in addition to tumors in the brain, with the same sub-millimeter accuracy in every disease site.

Real-time tracking of tumor movement. The CyberKnife platform is designed to accommodate all forms of patient and tumor motion, even while the treatment is being delivered. With the Accuray-exclusive Synchrony AI-driven tumor tracking with dynamic delivery technology, the CyberKnife platform enables smaller treatment margins around the tumor, minimizing the amount of healthy tissue exposed to high-dose radiation.

Significant patient benefits. The CyberKnife platform is designed to maximize patient comfort. Patients may be treated with the CyberKnife platform on an outpatient basis without anesthesia and without the risks and complications inherent in traditional surgery. Patients do not require substantial pretreatment preparation, and typically there is little to no recovery time or hospital stay associated with CyberKnife platform's treatments. In addition, the CyberKnife platform eliminates the need for an invasive rigid frame to be screwed into the patient's skull or affixed to other parts of the body, or gating instruments.

Additional revenue generation through increased patient volumes. We believe clinical use of the CyberKnife platform allows our customers to effectively treat patients where extreme precision and ability to account for motion are important, and patients who otherwise would not have been treated with radiation or who may not have been good candidates for surgery.

Upgradeable modular design. The CyberKnife platform has a modular design that facilitates the implementation of upgrades that often do not require our customers to purchase an entirely new system to gain the benefits of new features. We continue to work to develop and offer new clinical capabilities enhancing ease of use, reducing treatment times, improving accuracy and improving patient access. The main components and options of the CyberKnife platform include compact

X-band linear accelerator; robotic manipulator arm, real-time image-guidance system with continuous target tracking and correction.

Key features of the main components include:

Compact X-band linear accelerator. The CyberKnife S7 System utilizes a compact X-band linear accelerator (linac) mounted on a robotic manipulator arm. The side-coupled-cavity radiofrequency standing wave linac is fitted with a triode electron gun, demountable target, and demountable radiofrequency window.

Robotic manipulator arm. The robotic manipulator arm, with six-degrees-of-freedom range of movement, is designed to move around the patient to position the linac and direct the radiation with an extremely high level of precision and repeatability. The manipulator arm provides what we believe to be a unique method of positioning the linac to deliver doses of radiation from nearly any direction and position, without the limitations inherent in gantry-based systems, creating a non-isocentric composite dose pattern with a high level of conformance to the shape of each treated tumor. This flexibility enhances the ability to diversify beam trajectories and beam entrance and exit points, helping to minimize risks of radiation damage to healthy cells near the tumor. Furthermore, the rapid response time of the manipulator arm allows tracking of tumors that are prone to movement.

Realtime image guidance system with continuous target tracking and correction. Without the need for clinician intervention or treatment interruption, Synchrony is designed to enable continuous monitoring and correction for patient and tumor movements throughout each treatment as it is being delivered. Our patented image guidance technology correlates low dose, real time treatment X-rays with images previously taken with a CT scan of the tumor and surrounding tissue to direct each beam of radiation with increased precision versus treatments without this real time feedback. This, in turn, enables delivery of a highly conformal, non-isocentric dose of radiation to the tumor, minimizing radiation delivered to surrounding healthy tissue. Synchrony is the only technology that uses AI, through image guidance, to automatically adapt and synchronize the treatment delivery beam position to the target location precisely and accurately during the delivery of a treatment fraction. The beams of radiation are delivered continuously throughout the treatment session as the patient behaves naturally. The Synchrony technology provides what we believe is unsurpassed clinical accuracy for lung tumors that move with respiration without the need for implanted fiducials. It makes it possible and practical for clinicians to deliver radiation dose with sub-millimeter precision and accuracy, even for tumors that are prone to movement.

Imaging sources. The low energy X-ray sources generate the images that help determine the location of bony or other anatomic landmarks, or implanted fiducials, which are used for tracking throughout the entire treatment.

Imaging detectors. The image detectors capture high resolution anatomical images throughout the treatment. These live images are continually compared to the patient's CT scan to determine real time patient positioning. Based on this information, the robotic manipulator automatically corrects for detected movements.

In addition to the main components listed above, we also offer the following components and options: Lung Optimized Treatment; Synchrony Fiducial Tracking with the InTempo Imaging System; RoboCouch Patient Positioning System; Xchange Robotic Collimator Changer; Iris Variable Aperture Collimator; and the InCise MLC. Key features of some of these components are as follows:

Synchrony Skull, Spine and Lung Tracking Systems. The Synchrony Skull, Spine and Lung Tracking Systems allow for tracking of tumors without the need for implanted markers in the skull, spine and the lung.

Lung Optimized Treatment. An integrated suite of tools that provides a complete fiducial free clinical solution for lung cancer patients and optimizes noninvasive lung SBRT treatments.

InTempo Imaging System. The InTempo Imaging System with the Synchrony Fiducial Tracking System is designed to optimize imaging frequency during prostate treatments, for example, using time-based image guidance to assist with tracking and correcting non-predictable intrafraction target motion.

Iris Variable Aperture Collimator. The Iris Variable Aperture Collimator enables delivery of beams in 12 unique sizes with a single collimator, which significantly reduces treatment times and the total radiation dose delivered to the patient.

Fixed Collimators. The Fixed Collimators enables delivery of beams in 12 unique sizes with 12 different collimators, usually used for radiosurgery.

InCise Multileaf Collimator. The InCise MLC is designed to deliver the same precise SRS and SBRT treatments clinicians expect from the CyberKnife platform, while significantly reducing treatment times. With the InCise MLC, the CyberKnife S7 Series can be used to treat larger and irregular tumors more efficiently.

The long-term success of the CyberKnife platform is dependent on a number of factors including the following:

- Continued adoption of our CyberKnife platform, including the CyberKnife M6 System and CyberKnife S7 System, in markets where they are available;

- Greater awareness among doctors and patients of the benefits of radiosurgery delivered with the CyberKnife platform, including its robotic architecture and Synchrony technology and VOLO optimizer;

- Continued evolution in clinical studies demonstrating the safety, efficacy and other benefits of using the CyberKnife platform to treat tumors in various parts of the body;

- Change in medical practice leading to utilization of stereotactic body radiation therapy more regularly as an alternative to surgery or other treatments;

- Continued advances in our technology that improve the quality of treatments and ease of use of the CyberKnife platform;

- Receipt of regulatory approvals in various countries which are expected to improve access to radiosurgery with the CyberKnife S7 System in such countries;

- Medical insurance reimbursement policies that cover CyberKnife platform treatments; and

- Our ability to expand sales of CyberKnife M6 and S7 Systems in countries throughout the world where we do not currently sell or have not historically sold a significant number of any CyberKnife platform configurations.

Helical Radiation Delivery Solutions

Through the TomoTherapy platform, we were the first to introduce helical radiation therapy, revolutionizing the way radiation is delivered. Helical radiation therapy is a type of treatment that integrates the linear accelerator and CT imaging technology to deliver radiation from multiple 360-degree rotations around the patient while the patient table moves through center of the system. Helical radiation therapy helps to provide greater control of the radiation dose so it conforms precisely to the tumor and helps minimize dose to healthy tissue.

Since the introduction of the TomoTherapy platform, Accuray has built on its legacy with the introduction of innovative solutions including the Radixact, Accuray Helix and Tomo C Systems, each tailored to meet the evolving needs of global markets.

The Radixact System is the next generation TomoTherapy platform. The system allows for fully integrated radiation treatment planning, delivery and data management, enabling clinicians to deliver ultra-precise treatments to more than 50 patients per day. Additionally, the system offers two treatment delivery modes - TomoHelical™ and TomoDirect™ - providing flexibility in the types of indications that can be treated with radiation - from the simplest to the most complex cases, multiple tumors and recurrent tumors.

Accuray Helix™ combines affordability with automation and tools for enhancing the speed of planning and delivery of radiation. The system is designed to provide a broad range of capabilities to increase flexibility and versatility for facilities that may have resources and staffing for only one system, enabling them to offer state-of-the-art cancer care in their communities.

The new, made in China Tomo® C System, is the first CNNC-Accuray joint venture product. A fast and effective radiation delivery device, the system will enable more medical care teams within China to provide personalized and highly precise treatments to more people each day.

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We believe that our helical delivery systems offer clinicians and patients the following benefits:

Versatile treatment capabilities. The ring gantry architecture enables precise and efficient treatments with a high degree of dose conformity. The high-speed binary MLC is integrated with the linac and consists of 64 individual low leakage tungsten leaves that move across the beam to either block or allow the passage of radiation, effectively modulating and shaping the beam as it is emitted. The combination of the ring gantry and the high-speed MLC enable treatment to be delivered continuously in a 360-degree helical pattern around the patient's body (which we refer to as TomoHelical). Additionally, the TomoDirect feature provides the TomoTherapy platform with added versatility, enabling the delivery of high quality, fixed angle beams for those cases suited to simple fixed angle radiation delivery. All TomoTherapy platform systems enable an operator to provide non-isocentric 3D conformal radiotherapy ("3D CRT"), IG-IMRT, or stereotactic treatments within a typical cylindrical volume of 40 centimeters in diameter and up to 135 centimeters in length. This expansive treatment field allows single or multiple tumors, located anywhere in body, to be treated in a single session. The TomoTherapy platform's versatility, efficiency and precision offer clinicians an extensive range of effective treatment possibilities.

Diagnostic-like quality kVCT images enable better visualization of tumors, dose verification and re-planning. We launched ClearRT™ helical kVCT imaging technology for the Radixact System, and have also made this advanced imaging available on the Accuray Helix and Tomo C systems. ClearRT helical kVCT enables high-fidelity imaging, providing clinicians with an option to produce exceptional diagnostic-like quality CT images, quickly and cost-effectively, to improve patient care. ClearRT imaging brings low dose diagnostic-like kVCT imaging quality, the largest imaging field of view available on a radiation delivery system at 50 cm (diameter) by 135 cm (long), and speed, as evidenced by its ability to capture a 1-meter image in only 1 minute. ClearRT delivers enhanced imaging capabilities compared to conventional linear accelerator systems that rely on cone-beam CT ("CBCT") imaging, and as an alternative to MR-based radiation therapy systems that can be complex and cost prohibitive to use. ClearRT offers excellent uniformity and low noise across the entire image, improved soft tissue visualization while maintaining exceptional spatial resolution, which is intended to enhance the versatility and efficiency of the Radixact System in the radiation therapy department. ClearRT helical kVCT images are also available within the Accuray PreciseART® automated dose trending tool for clinicians to evaluate if plan adaptation would be beneficial, enabling the most personalized patient care.

Integrated treatment system for precise radiation delivery. We believe the integration of our proprietary imaging technology, treatment planning and helical radiation delivery mode enables highly accurate and precise radiation therapy. Our planning software allows clinicians to establish the contours of a tumor and any normal radio-sensitive structures in close proximity to the treatment beam. The TomoTherapy platform uses an intelligent dose optimization algorithm to ensure the radiation beam conforms to the patient's tumor and minimizes exposure to surrounding healthy tissue structures, providing a highly targeted and effective dose distribution. These features significantly benefit patients by increasing the radiation delivered to cancerous tissues, while minimizing damage to nearby healthy tissues, thus also minimizing side effects.

Enhancing efficiency and quality of treatment planning and delivery. We are committed to providing clinical teams with technologies that improve both the efficiency and quality of radiation therapy planning. Our goal is to streamline workflows while maintaining the precision and consistency essential to modern oncology. VOLO™ Ultra, our next-generation optimization engine, supports this by dramatically accelerating treatment planning without compromising accuracy— enabling faster plan generation, improved throughput, and greater support for adaptive and personalized radiotherapy.

Efficient clinical workflow for Image-Guided Radiation Therapy and adaptive radiation therapy. The TomoTherapy platform integrates into a single system all of the key elements for radiation therapy, including treatment planning, CT image-guided patient positioning, treatment delivery, quality assurance and adaptive planning. The imaging and treatment planning capabilities of many traditional systems are more modular or require cumbersome add-ons or separate treatment planning systems that result in clinicians taking more steps between scanning, planning and treatment of patients. Conversely, the integrated imaging and treatment features allow clinicians to scan, plan and treat cancer patients efficiently. Treatment plans as well as daily images can be easily accessed remotely, enabling clinical teams to collaboratively work together, regardless of location, ensuring higher quality plan development and delivery.

Low barriers to installation and implementation. All external beam radiation systems must be housed in rooms that have special radiation shielding to capture any radiation not absorbed by the patient. The TomoTherapy platform's size and self-contained design allow customers to retrofit them into existing treatment rooms previously used for legacy radiation therapy systems and avoid, or reduce, the significant construction costs that can be associated with building new, larger

treatment rooms, which are often required of other radiation therapy systems. With both imaging and radiation delivery capabilities integrated on a ring gantry, the systems require less space than other linac systems, which use large moving arms to position the linac or incorporate adjacent imaging equipment used for treatment planning. In addition, because the Radixact System has an integrated radiation beam stop, which shields radiation that passes through the patient, they require less radiation shielding in treatment room walls as compared to traditional systems. We also preassemble, test and commission each system at our manufacturing facility, and ship the system almost fully assembled. This process typically allows radiation "beam on" within four days after delivery and first patient treatments to begin within 14 to 28 days after delivery.

Enhance precision and reduce treatment time. TomoEDGE Delivery. TomoEDGE dynamically varies the width of the collimator jaws during treatment delivery, dose to normal healthy tissues immediately adjacent to the tumor is reduced, helping to minimize the risk of radiation side effects. Additionally, overall treatment time is shortened because the jaws opening can be effectively tailored to the size of the tumor, enabling more efficient dose coverage. The resulting gains in treatment quality and speed expand the Radixact Systems' clinical and market reach within the conventional and stereotactic radiotherapy spaces.

Platform for further technological advancements in adaptive radiation therapy. We believe the helical delivery systems are uniquely positioned to enable truly adaptive radiation therapy because of their ability to provide daily, quantitative images, high speed delivery of radiation from fixed beam angles or helically from 360 degrees around the body and real time verification of the dose received by the patient. We believe the combination of these design features and our integrated treatment planning and optimization software will allow us to continue to enhance our systems adaptive capabilities to enable clinicians to routinely and easily adjust a patient's treatment as needed, thereby remaining true to the intent of the original treatment plan.

In addition to the functionality listed above, the Radixact System may be enhanced with the following product options:

Real-time tracking of tumor movement. The Accuray proprietary Synchrony® AI-driven real-time target tracking with dynamic delivery technology is a collection of unique hardware and software technologies that enables personalized real-time adaptive delivery of radiation treatment to targets while they are in motion by synchronizing the treatment delivery beam position to the target location precisely and accurately during the delivery of a treatment fraction. Synchrony is the only technology that uses AI, through image guidance, to automatically adapt and synchronize the radiation beam to the position of the tumor if and when it moves during treatment. The beams of radiation are delivered continuously throughout the treatment session as the patient behaves naturally. Synchrony can be used on the Radixact System to adapt treatment delivery for tumors that move as a result of bodily processes, including respiration and digestion, as well as patient movement. Synchrony treatments are truly personalized, as delivery is adapted to the individual's unique movements throughout treatment delivery. If movement changes during treatment, delivery is adapted for that unique change. The Synchrony technology makes it possible and practical for clinicians to deliver radiation dose with accuracy and precision, even for tumors that move. Synchrony helps to maximize treatment effectiveness and minimize dose to surrounding healthy tissue because it accounts for the current and changing conditions of the patient during treatment delivery.

The VitalHold Solution enables medical care teams to treat patients with SGRT using the Radixact System. SGRT helps to effectively position the patient and monitor the accuracy of that positioning throughout their treatment, enhancing precision in radiation delivery. VitalHold also enables DIBH treatments on the Radixact System. During DIBH treatments, a patient takes a deep breath which moves the heart away from the chest wall and the targeted tumor to help minimize radiation dose to organs at risk ("OARs") and reduce associated complications later in life.

We believe the TomoTherapy platform offers clinicians and patients significant benefits over other vendors' radiation therapy systems in the market. The long-term success of the TomoTherapy platform is dependent on a number of factors, including the following:

- Continued adoption of our TomoTherapy platform, including the Radixact System, Accuray Helix, and Tomo C System, in markets where they are available;

- Greater awareness among doctors and patients of the unique benefits of radiation therapy using the TomoTherapy platform, including its ring gantry architecture that enables treatment delivery from multiple 360 degree rotations around the patient, and ClearRT helical kVCT imaging for the Radixact System, which are designed to produce exceptional diagnostic-like quality CT images, quickly and cost-effectively;

- Advances in our technology that improve the quality of treatments and ease of use of the TomoTherapy platform;

- Greater awareness among doctors of the reliability of the TomoTherapy platform; and

- Our ability to expand sales of the TomoTherapy platform in countries throughout the world where we do not currently sell or have not historically sold a significant number of any TomoTherapy platform configurations.

Our Software Solutions

Our Accuray Precision TPS with iDMS Data Management Systems provide fully integrated treatment planning and data management for use with all compatible Accuray delivery platforms.

Accuray Precision Treatment Planning. With a streamlined and intuitive interface, Accuray Precision TPS enables clinicians to efficiently generate high quality radiation therapy treatment plans for all case types. It is a complete planning solution, including multi-modality image fusion with proprietary deformable image registration algorithm, comprehensive suite of contouring tools, AutoSegmentation and auto contouring options for head and neck, brain, and prostate, side-by-side treatment plan comparison, plan summation and evaluation. It supports treatment plan creation for all case types with TomoHelical, TomoDirect IMRT and 3D CRT planning mode on both Radixact and TomoTherapy Systems enabled with iDMS Data Management Systems. It also supports planning for all case types on CyberKnife platforms, including Frameless Intracranial Radiosurgery, Fiducial Free Lung Tracking with Dynamic Motion Synchronization, SBRT, for the skull, spine, abdomen and pelvis, as well as IMRT. It provides fast and accurate dose computation engines for both Accuray platforms, including Monte Carlo dose calculation for the CyberKnife InCise Multileaf Collimator and VOLO™ Technology for the CyberKnife, Radixact and TomoTherapy Systems. The VOLO and VOLO Ultra solutions feature high-speed processing for both dose calculation and optimization that empowers clinicians to create highly customized treatment plans in less time, with greater flexibility to work interactively and in real time to efficiently develop the best IMRT treatment plans for even the most complex cases.

The Accuray Precision TPS can be further enhanced with optional advanced capabilities described below:

PreciseART Adaptive Radiation Therapy Option. The PreciseART Radiation Therapy Option extends adaptive radiotherapy possibilities, delivering an entirely new level of system integration and workflow automation for Radixact and other TomoTherapy Systems compatible with iDMS. The PreciseART Option enables clinicians to monitor patient treatment and efficiently adapt plans, helping clinics of all sizes deliver more precise treatments to more patients. It offers automated processing of daily imaging to enable clinicians to monitor all patients and set protocol specific action levels to flag cases for review and possible plan adaptation. The PreciseART software's streamlined re-planning capabilities leverage full integration of treatment delivery, planning and database systems to allow clinicians to efficiently generate new treatment plans based on previous plan data. It is also designed to maintain the integrity of original treatment plans to ensure tumor coverage, preserve OAR doses and reduce toxicity.

PreciseRTX Retreatment Option. The PreciseRTX Retreatment Option makes retreatment planning more efficient and effective. The option helps to accelerate and enhance the process of creating new treatment plans for patients who have received previous irradiation. The workflow includes importation of patient dose data, from either Accuray or non-Accuray planning systems, automatic deformation of original plan contours onto a new treatment planning CT, automatic deformation of previously delivered dose onto a new planning CT, generation of the re-treatment plan based on the information from the existing plan and summation of the original and new treatment plans to review the total dose.

Accuray iDMS Data Management System. Accuray iDMS creates a centralized platform for storing and managing all patient treatment plan data. Designed to integrate with a wide range of technologies and systems, iDMS enables users and applications to securely and seamlessly access the data they need to drive efficient, informed, effective treatment. Information for patients to be treated or previously treated on any iDMS compatible Accuray platforms will be maintained as a single treatment record, providing the flexibility to treat patients on any available Accuray platform compatible with iDMS. It can manage users and privileges to control patient data access. It supports the Storage Vault option, which can safely maintain years of encrypted patient data. It also offers customizable report generation of patient, plan and treatment system with Report Administration Application. In addition, the Accuray iDMS enables connectivity between Accuray platforms with other systems in radiation oncology departments, encompassing the entire radiotherapy workflow. iDMS offers several key capabilities:

OIS Connect Option. The OIS Connect software option is a Digital Imaging and Communications in Medicine ("DICOM") standard-based solution that provides the ability to interface all iDMS enabled Accuray platforms to compatible OISs. This integration with electronic medical record generates a comprehensive export of the radiotherapy treatment history delivered using Accuray platforms.

Total Quality Assurance (TQA™) package. The TQA application offers trending and reporting of many systems and dosimetric parameters that allow physicians to monitor the performance of their TomoTherapy platforms.

Delivery Analysis™. Delivery Analysis is an option for the TomoTherapy platform that enables easy pretreatment quality assurance. The software also offers an innovative capability to monitor doses throughout the patient treatment using detector signals to ensure that the patient is receiving the expected dose from treatment to treatment. Delivery Analysis provides both high level analytics for summary display as well as detailed analysis capability.

Sales and Marketing

In the United States, we primarily market directly to customers, including hospitals and stand-alone treatment facilities, through our sales organization, and we also market to customers through sales agents and group purchasing organizations. Outside the United States, we market to customers directly and through the use of distributors and sales agents. We currently have international offices in Morges, Switzerland; Hong Kong, China; Shanghai, China and Tokyo, Japan and direct sales staff in most countries in Western Europe, Japan, India and Canada. In addition, we have distributors in Europe, Russia, the Middle East, Africa, the Asia Pacific region, and Latin America.

In direct sales markets, we employ a combination of territory sales managers, product specialists, training specialists and marketing managers. Territory sales managers and product specialists are responsible for selling the systems to hospitals and stand-alone treatment facilities. Our marketing managers help market our current products and work with our engineering group to identify and develop upgrades and enhancements for our suite of products. Our training specialists train radiation oncologists, surgeons, physicists, dosimetrists and radiation therapists.

We market our products to radiation oncologists, neurosurgeons, general surgeons, oncology specialists and other referring physicians in hospitals and stand-alone treatment facilities. We intend to continue to increase our focus on marketing and education efforts to surgical specialists and oncologists responsible for treating tumors throughout the body and are also working closely with hospital administrators to demonstrate the economic benefits of our offering. Our marketing activities also include efforts to inform and educate patients with cancerous or benign tumors, or neurologic and/or endocrine disorders, about the benefits of the CyberKnife and TomoTherapy robotic and helical platforms.

Under our standard distribution agreement, we generally appoint a distributor for a specific country. We typically also retain the right to distribute our full portfolio of solutions in such territories. In most territories, our distributors generally provide the full range of service and sales capabilities, although we may provide installation and service support for certain distributors.

The JV aims to be uniquely positioned to serve China, which we believe is the world's largest growth market for radiation oncology systems. China represents a significantly underserved market for linacs based on the country's population and cancer incidence rates on both an absolute and relative country basis. Accuray Asia has a 49% ownership interest in the JV and the CIRC Subsidiary has a 51% ownership interest in the JV.

With the receipt of the necessary permits and licenses to operate, the JV has begun selling products in China, much like a distributor. The JV has recently begun to manufacture and sell a locally branded "Made in China" radiotherapy device, or the Tomo® C radiation therapy system, in the Class B license category. We believe this strategy will allow us to best maximize both near and longer-term opportunities in China. In September 2023, we received approval for our Class B device from the National Medical Products Administration ("NMPA") and our Accuray Precision Treatment Planning System for the Class B device was approved by the NMPA in June 2024. The JV also distributes other Accuray treatment delivery systems like the Radixact and CyberKnife treatment delivery systems, including the Radixact SynC and CyberKnife S7 Systems, which received NMPA approval in January 2025.

For more information on the JV, see Note 11, "Joint Venture," of the Notes to the consolidated financial statements.

Manufacturing

We purchase major components for each of our products from outside suppliers, including the robotic manipulator, treatment couches, gantry, magnetrons and computers. We closely monitor supplier quality, delivery performance and conformance to product specifications, and we also expect suppliers to contribute to our efforts to improve our manufacturing cost and quality.

Some of the components are obtained from single-source suppliers. These components include the couch, magnetron and solid state modulator for the TomoTherapy platform and the robot, couch, and magnetron for the CyberKnife platform. In most cases, if a supplier was unable to deliver these components, we believe we would be able to find other sources for these components subject to any regulatory qualifications, if required. In the event of a disruption in any of these suppliers' ability to deliver a component, we would need to secure a replacement supplier. Additionally, any disruption or interruption of the supply of key subsystems could result in increased costs and delays in deliveries of our treatment systems, which could adversely affect our reputation and results of operations. To help mitigate these risks, we negotiate long-term supply contracts or submit long-term orders and forecasts to our single-source suppliers with the goal that our demand can be satisfied and any capacity problem can be mitigated.

Currently, we manufacture our CyberKnife and TomoTherapy platforms in Madison, Wisconsin. We manufacture the linear accelerator for our CyberKnife and TomoTherapy platforms at our Chengdu, China facility. Our facilities employ state-of-the-art manufacturing techniques and equipment. Our Madison headquarters manages and oversees the complete design, manufacturing, installation, service and distribution for our medical devices under one global quality management systems compliant to the internationally recognized quality system standard for medical devices ISO, 13485:2016, and the Quality System regulations enforced by the FDA. We believe our manufacturing facilities will be adequate for our expected growth and foreseeable future demands for at least the next three years.

The manufacturing processes at our facilities include fabrication, subassembly, assembly, system integration and final testing. Our manufacturing personnel consist of fabricators, assemblers and technicians supported by production engineers as well as planning and supply chain managers. Our quality assurance program includes various quality control measures from inspection of raw material, purchased parts and assemblies through on-line inspection. We have also incorporated lean manufacturing techniques to improve manufacturing flow and efficiency. Lean manufacturing techniques include reducing wasteful and extraneous activities, balancing assembly and test flow, as well as better utilizing production assets and resources.

Intellectual Property

The proprietary nature of, and protection for, our products, product components, processes and know-how are important to our business. We seek patent protection in the United States and internationally for our systems and other technology where available and when appropriate. We may also in-license the technology, inventions and improvements that we consider important to the development of our business. In addition, we also rely upon trade secrets, know-how, trademarks, copyright protection, as well as confidentiality agreements with employees, consultants and other third parties, to protect our proprietary rights and to develop and maintain our competitive position.

As of June 30, 2025, we held an exclusive field of use licenses or ownership of 530 U.S. and foreign patents, and 84 U.S. and foreign patent applications. These patents and applications cover various components and techniques incorporated into the CyberKnife and TomoTherapy platforms, or which may be incorporated into new technologies under current development, all of which we believe will allow us to maintain a competitive advantage in the field of radiation therapy systems. We cannot be certain that any patents will be issued from any of our pending patent applications, nor can we be certain that any of our existing patents or any patents that may be granted to us in the future will provide us with protection.

We periodically monitor the activities of our competitors and other third parties with respect to their use of intellectual property.

Research and Development

Continued innovation is critical to our future success. Our current product development activities include projects expanding clinical applications, driving product differentiation, and continually improving the usability, interoperability, reliability, and performance of our products. We continue to seek to develop innovative technologies so that we can improve our products and increase our sales. Some of our product improvements have been discussed above under the heading "Our Products."

Our research activities strive to enable new product development opportunities by developing new technologies and advancing areas of existing core technology such as next generation linear accelerators, adaptive therapy, patient imaging, motion management, or treatment planning capabilities.

The modular design of our systems support rapid development for new clinical capabilities and performance enhancements by generally allowing each subsystem to evolve within the overall platform design. Access to regular product upgrades protects customer investment in the system, facilitates the rapid adoption of new features and capabilities among existing installed base customers, and drives increasing value in our multiyear service plans. These upgrades will generally consist of software and hardware enhancements designed to increase the ease of use of our systems, improve the speed and accuracy of patient treatment and meet other customer needs.

A key component of our research and development program is our collaboration with research programs at selected hospitals, cancer treatment centers, academic institutions and research institutions worldwide. Our agreements with these third-party collaborators generally require us to make milestone-based payments during the course of a particular project and often also require that we make up-front payments to fund initial activities. Generally, we obtain non-exclusive worldwide rights to commercialize results from the collaboration with an option to negotiate an exclusive license. For inventions resulting from the collaboration that we own or exclusively license, we generally grant a royalty-free license for the purpose of continuing the institution's research and development, and from time to time, we also grant broader licenses. Our research collaboration programs include work on clinical protocols and hardware and software developments. We also work with suppliers to develop new components in order to increase the reliability and performance of our products and seek opportunities to acquire or invest in the research of other parties where we believe it is likely to benefit our existing or future products.

We have entered into collaboration agreements with a variety of industrial partners within the fields of radiation oncology and medical imaging to provide us with opportunities to accelerate our innovation capability and bring complimentary products and technologies to market. We continue to seek out new partnerships to complement our internal developments and implement our product strategies.

Competition

The medical device industry in general and the non-invasive cancer treatment field in particular, are subject to intense and increasing competition and rapidly evolving technologies. Because our products often have long development and regulatory approval cycles, we must anticipate changes in the marketplace and the direction of technological innovation and customer demands. To compete successfully, we will need to continue to demonstrate the advantages of our products and technologies over well established alternative procedures, products and technologies, and convince physicians and other healthcare decision makers of the advantages of our products and technologies. Traditional surgery and other forms of minimally invasive procedures, brachytherapy, chemotherapy, immunotherapy, and other drugs remain alternatives or are complementary to treatments delivered with the CyberKnife and TomoTherapy platforms.

New product sales in this competitive market are primarily dominated by two companies: Varian Medical Systems, Inc, a Siemens Healthineers company ("Varian") and Elekta AB ("Elekta"). Some manufacturers of standard linac systems, including Varian and Elekta, have products that can be used in combination with body and/or head frame systems and image guidance-systems to perform both radiosurgical and radiotherapy procedures. Our other competitors include RefleXion Medical Inc., ZAP® Surgical Systems, Inc., and other companies in the radiosurgical and radiation therapy markets.

Furthermore, many government, academic and business entities are investing substantial resources in research and development of cancer treatments, including surgical approaches, radiation treatment, MRI-guided radiotherapy systems,

proton therapy systems, drug treatment, immunotherapy, gene therapy, and other approaches. Successful developments that result in new approaches for the treatment of cancer could reduce the attractiveness of our products or render them obsolete.

Our future success will depend in large part on our ability to establish and maintain a competitive position in current and future technologies. Rapid technological development may render the CyberKnife and TomoTherapy platforms and their technologies obsolete. Some of our competitors have or may have greater corporate, financial, operational, sales and marketing resources, and more experience in research and development than we have. We cannot assume that our competitors will not succeed in developing or marketing technologies or products that are more effective or commercially attractive than our products or that would render our technologies and products obsolete or less useful. We may not have the financial resources, technical expertise, marketing, distribution or support capabilities to compete successfully in the future.

Our competitive position also depends, among other things, on:

- Widespread awareness, acceptance and adoption of our products by the radiation oncology, cancer therapy and neurosurgery markets;

- Innovations that improve the effectiveness and productivity of our systems' treatment processes and enable them to address emerging customer needs;

- Availability of reimbursement coverage from third-party payors (including insurance companies, governments, and/or others) for procedures performed using our platforms;

- Inclusion of radiotherapy in countries' cancer treatment policies as an effective treatment modality;

- Published, peer-reviewed data supporting the efficiency, efficacy and safety of our platforms;

- Limiting the time required from proof of feasibility to routine production;

- Limiting the time period and cost of regulatory approvals or clearances;

- The manufacture and delivery of our products in sufficient volumes on time, and accurately predicting and controlling costs associated with manufacturing, installation, warranty and maintenance of the products;

- Our ability to attract and retain qualified personnel;

- The extent of our intellectual property protection or our ability to otherwise develop and safeguard proprietary products and processes;

- Our ability to successfully expand into new and developing markets;

- Securing sufficient capital resources to expand both our continued research and development, and sales and marketing efforts; and

- Obtaining and maintaining any necessary United States or foreign regulatory approvals or clearances.

Our customers' equipment purchase considerations typically include reliability, treatment quality, service capabilities, patient throughput, price, payment terms and equipment supplier viability. We believe we compete favorably with our competitors on price and value based upon the technology offered by our platforms. We strive to provide technologically superior products that cover substantially all aspects of radiation therapy to deliver precise treatments with high-quality clinical outcomes that meet or exceed customer expectations.

In addition to competition from technologies performing similar functions as our platforms, competition also exists for the limited capital expenditure budgets of our customers. For example, our platforms may compete with other equipment required by a radiation therapy department for financing under the same capital expenditure budget, which is typically

limited. A purchaser, such as a hospital or cancer treatment center, may be required to select between the two items of capital equipment. Our ability to compete may also be adversely affected when purchase decisions are based solely upon price, since our products are premium priced systems due to their higher level of functionality and performance.

U.S. Reimbursement

In the United States, healthcare providers that purchase capital equipment such as the CyberKnife and/or TomoTherapy platforms generally rely on government and private third-party payors for reimbursement for the healthcare treatment and services they provide. Examples of these types of payors include Medicare, Medicaid, private health insurance plans, and health maintenance organizations, which reimburse all or a portion of the cost of treatment, as well as related healthcare services. Reimbursement involves three components: coverage, coding and payment.

Coverage

There are currently no National Coverage Determinations in place under Medicare for treatments provided on a CyberKnife, TomoTherapy, or Radixact platform. Medicare coverage criteria for treatments performed on a CyberKnife, TomoTherapy, or Radixact platform is outlined in Local Coverage Determinations or, in the absence of a formal policy, treatment is covered as long as it is considered reasonable and necessary. The most common indications covered by Medicare in Local Coverage Determinations for radiotherapy are primary and metastatic tumors in the brain, spine, lung, liver, kidney, pancreas, adrenal gland, head and neck, breast, prostate, abdominal and retroperitoneal regions, as well as other cancers that have failed previous treatment. Commercial payor policies vary with respect to coverage for radiotherapy including many of the indications covered by Medicare, though coverage criteria may differ.

Coding

The codes that are used to report radiosurgery treatment delivery in 2025 for the hospital outpatient department are Current Procedural Terminology ("CPT") codes 77372 and 77373 for single fraction intracranial radiosurgery and single fraction extracranial/multi-session radiosurgery/stereotactic body radiation therapy. For freestanding centers, robotic radiosurgery is billed with robotic radiosurgery Healthcare Common Procedural Codes ("HCPCs") G0339 and G0340. The non-robotic SRS/SBRT codes 77372 and 77373 are also payable codes in the freestanding site of service for non-robotic SRS/SBRT.

In 2025, in the hospital outpatient department, IMRT delivery is billed under CPT code 77385 for simple IMRT and 77386 for complex IMRT. For 3D CRT three codes are used to report simple, intermediate, and complex treatments. 3D-CRT treatments delivered using the TomoTherapy and Radixact Systems are considered complex treatments and reported under the complex 3D-CRT code 77412. In December 2015, the Patient Access and Medicare Protection Act (PAMPA) stopped the IMRT and 3D CRT delivery codes from being implemented and prevented reimbursement reductions in the freestanding center setting through calendar year 2019. Although the payment freeze was set to expire on December 31, 2019, the Centers for Medicare and Medicaid Services ("CMS") has continued to recognize these temporary HCPCS G codes in this setting. We expect all valid delivery codes will be recognized by commercial payers. Other codes are used to report treatment planning, dosimetry, treatment management, and other procedures routinely performed for treating radiosurgery or radiotherapy patients.

Payment

In the United States, most procedures using the CyberKnife, TomoTherapy, and Radixact Systems are performed in the hospital outpatient department. Payment rates under the Medicare fee-for-service methodology are established based on cost data submitted by hospitals. CMS pays separately for ancillary procedures in addition to the delivery of IMRT, 3D CRT, and SRS/SBRT as well as comprehensive ambulatory payment classifications that bundles delivery and some ancillary services for single session cranial radiosurgery.

Payment for treatment with CyberKnife and TomoTherapy platforms are also available in the freestanding center setting. In 2025, the primary treatment delivery codes for robotic radiosurgery are priced by the regional Medicare Administrative Contractors. In 2025, the robotic SRS/SBRT delivery codes remain contractor priced for providers paid under the traditional

fee-for-service methodology. Payment rates for IMRT and 3DRT procedures are set by CMS with adjustments to account for geographic market variations.

The federal government reviews and adjust rates annually, and from time to time considers various Medicare and other healthcare reform proposals that could significantly affect both private and public reimbursement for healthcare services, including radiotherapy and radiosurgery, in hospitals and free-standing clinics. In the past, we have seen our customers' decision making process complicated by the uncertainties surrounding reimbursement rates for radiotherapy and radiosurgery in the United States. State government reimbursement for services is determined pursuant to each state's Medicaid plan, which is established by state law and regulations, subject to the requirements of federal law and regulations.

Foreign Reimbursement

Internationally, reimbursement and healthcare payment systems vary from country to country and include single payor, government managed systems as well as systems in which private payors and government managed systems exist side-by-side. In general, the process of obtaining coverage approvals has been slower outside of the United States. Our ability to achieve adoption of our treatment systems, and significant sales volume in international markets, will depend in part on the availability of reimbursement for procedures performed using our products.

Regulatory Matters

Domestic Regulation

Our products and software are medical devices subject to regulation by the FDA, as well as other regulatory bodies. FDA regulations govern the following activities that we perform and will continue to perform to ensure medical products distributed domestically or exported internationally are safe and effective for their intended uses:

- Product design and development;

- Document and purchasing controls;

- Production and process controls;

- Labeling and packaging controls;

- Product storage;

- Recordkeeping;

- Servicing;

- Corrective and preventive action and complaint handling;

- Pre-market clearance or approval;

- Advertising and promotion; and

- Product sales and distribution.

FDA pre-market clearance and approval requirements. Unless an exemption applies, each medical device we wish to commercially distribute in the United States will require either 510(k) clearance or pre-market approval from the FDA. The FDA classifies medical devices into one of three classes (I, II, III). The FDA categorizes devices based on risk in either class I or II, depending upon the class, the manufacturer submits the applicable pre-market notification to the FDA requesting permission to commercially distribute the device. For class II, the FDA requires 510(k) clearance before marketing and distribution. Some low risk devices are exempted from this requirement. Devices deemed by the FDA to pose the greatest

risks, such as life-sustaining, life-supporting or implantable devices, or devices deemed not substantially equivalent to a previously cleared 510(k) devices, are placed in class III, requiring pre-market approval. All of our current products are class II devices requiring 510(k) clearances.

510(k) clearance pathway. When a 510(k) clearance is required, we must submit a pre-market notification demonstrating that our proposed device is substantially equivalent to a previously cleared and legally marketed 510(k) device or a device that was in commercial distribution before May 28, 1976 for which the FDA has not yet called for the submission of pre-market approval ("PMA") applications. By statute, the FDA has targets to clear or deny a 510(k) pre-market notification after 90 days of FDA review time from submission of the application. Clearance generally takes longer as the FDA may require further information, including clinical data, that require our response and pauses the 90-day review time to make a determination regarding substantial equivalence.

In January 2002, we received 510(k) clearance for the TomoTherapy Hi Art System intended to be used as an integrated system for the planning and delivery of IMRT for the treatment of cancer. In August 2008, we received 510(k) clearance for our TomoDirect System. In June 2016, we introduced the Radixact Treatment Delivery Platform with 510(k) clearance. We expanded the Radixact Treatment Delivery Platform through subsequent 510(k) clearances to include Synchrony in November 2018 for real-time adaptive motion tracking and compensation, ClearRT in November 2020 for advanced imaging, and VitalHold™ in August 2023 for Surface Guided Radiation Therapy ("SGRT").

In July 1999, we received 510(k) clearance for the CyberKnife System for stereotactic radiosurgery and radiotherapy in the head and neck regions of the body. We received additional 510(k) clearances for CyberKnife System and options, including in April 2002 for the Synchrony Motion Tracking System as a real-time adaptive option, intended to enable dynamic image guided stereotactic radiosurgery and precision radiotherapy of lesions, tumors and conditions that move under influence of respiration. We have grown our CyberKnife System with the July 2015 510(k) clearance of the M6 platform, including the InCise Multileaf Collimator and introducing the CyberKnife Treatment Delivery System to leverage our Accuray Precision Treatment Planning System in April 2017.

We introduced our new treatment planning and data management systems, Accuray Precision Treatment Planning System with iDMS Data Management System with 510(k) clearances in June 2016.

PMA pathway. A PMA must be submitted to the FDA if the device is not eligible for the 510(k) clearance process. A PMA must be supported by extensive data including, but not limited to, technical, preclinical, clinical trials, manufacturing and labeling to demonstrate reasonable evidence of the device's safety and efficacy to the FDA's satisfaction. Currently, no device we have developed and commercialized has required pre-market approval.

Product modifications. After a device receives 510(k) clearance or a PMA approval, it may be changed or modified. Any modification that could significantly affect its safety or effectiveness, or that would constitute a significant change in its intended use, will require a new clearance or approval. Regulations provide that the manufacturer initially determines when a specific modification requires notification to FDA. The FDA has issued draft guidance that, if finalized and implemented, will result in manufacturers needing to seek a significant number of new clearances for changes made to legally marketed devices. The FDA reviews the manufacturer's decision to file a 510(k) or PMA for modifications during facility audits.

We have modified aspects of our CyberKnife and TomoTherapy platforms since receiving initial regulatory clearance, and we have applied for and obtained additional 510(k) clearances for these modifications when we determined such clearances were required. The FDA may review our 510(k) filing decision, and can disagree with our initial determination. The FDA may take regulatory action from requiring new filings to injunction if it disagrees with our determinations not to seek a new 510(k) clearance or PMA approval for modifications.

Pervasive and continuing regulation. After a device is placed on the market, numerous regulatory requirements apply. These include:

- Quality System Regulation ("QSR"), which require manufacturers, including third-party manufacturers, to follow stringent design, testing, documentation and other quality assurance procedures during product design and throughout the manufacturing process;

- Labeling regulations and FDA prohibitions against the promotion of products for uncleared, unapproved or off-label uses; and

- Medical device reporting regulations, which require that manufacturers report to the FDA if their device may have caused or contributed to a death or serious injury or malfunctioned in a way that would likely cause or contribute to a death or serious injury if the malfunction were to recur.

The FDA has broad post-market and regulatory enforcement powers, including cybersecurity as enhanced in March 2023 by the Food and Drug Omnibus Reform Act ("FDORA"). The latest FDA cybersecurity requirements apply to new devices at pre-market submission, such as 510(k) clearance. We are subject to unannounced inspections by the FDA and the Food and Drug Branch of the California Department of Health Services to determine our compliance with the QSR and other regulations, and these inspections may include the manufacturing facilities of some of our subcontractors. Our Madison facility, where we manufacture the finished TomoTherapy and CyberKnife Systems, was most recently inspected by the FDA in August 2017. The August 2017 inspection resulted in no observations. We voluntarily participate in the Medical Device Single Audit Program ("MDSAP"). The MDSAP program allows recognized Auditing Organization to conduct a single regulatory audit of a medical device manufacturer that satisfies the relevant requirements of the regulatory authorities participating in the program. The MDSAP participating members include FDA, Therapeutic Goods Administration of Australia, Brazil's Agência Nacional de Vigilância Sanitária, Health Canada, Japan's Ministry of Health, Labour and Welfare, and the Japanese Pharmaceuticals and Medical Devices Agency. FDA accepts MDSAP audit reports as a substitute for routine Agency inspections. We are routinely audited by an MDSAP-recognized Auditing Organization to international medical device requirements. We believe we are in substantial compliance with the QSR. Failure to comply with applicable regulatory requirements can result in enforcement action by the FDA, which may include any of the following sanctions:

- Fines, injunctions, consent decrees and civil penalties;

- Recall or seizure of our products;

- Operating restrictions, partial suspension or total shutdown of production;

- Refusing our requests for 510(k) clearance or pre-market approval of new products or new intended uses;

- Withdrawing 510(k) clearance or pre-market approvals that are already granted; and

- Criminal prosecution.

The FDA also has the authority to require us to repair, replace or refund the cost of any medical device that we have manufactured or distributed. If any of these events were to occur, they could have a material adverse effect on our business.

Radiological health. Because our CyberKnife and TomoTherapy platforms contain both laser and X-ray components, and because we assemble these components during manufacturing and service activities, we are also regulated under the Electronic Product Radiation Control Provisions of the United States Federal Food, Drug, and Cosmetic Act. This law requires laser and X-ray products to comply with regulations and applicable performance standards, and manufacturers of these products to certify in product labeling and reports to the FDA that their products comply with all such standards. The law also requires manufacturers to file new product reports, and to file annual reports and maintain manufacturing, testing and sales records, and report product defects. Various warning labels must be affixed. Assemblers of diagnostic X-ray systems are also required to certify in reports to the FDA, equipment purchasers, and where applicable, to state agencies responsible for radiation protection, that diagnostic and/or therapeutic X-ray systems they assemble meet applicable requirements. Failure to comply with these requirements could result in enforcement action by the FDA, which can include injunctions, civil penalties, and the issuance of warning letters.

Fraud and abuse laws. We are subject to various federal and state laws pertaining to healthcare fraud and abuse, including anti-kickback laws and physician self-referral laws. Violations of these laws are punishable by significant criminal and civil sanctions, including, in some instances, exclusion from participation in federal and state healthcare programs, including Medicare and Medicaid. Because of the far-reaching nature of these laws, there can be no assurance that we would not be required to alter one or more of our practices to be in compliance with these laws. Evolving interpretations of current

laws or the adoption of new federal or state laws or regulations could adversely affect many of the arrangements we have with customers and physicians. In addition, there can be no assurance that the occurrence of one or more violations of these laws or regulations would not result in a material adverse effect on our financial condition and results of operations.

Anti-kickback laws. Our operations are subject to broad and changing federal and state anti-kickback laws. The Office of the Inspector General of the Department of Health and Human Services ("OIG") is primarily responsible for enforcing the federal Anti-Kickback Statute and generally for identifying fraud and abuse activities affecting government programs. The federal Anti-Kickback Statute prohibits persons from knowingly and willfully soliciting, receiving, offering or providing remuneration directly or indirectly to induce either the referral of an individual, or the furnishing, recommending, or arranging of a good or service, for which payment may be made under a federal healthcare program such as Medicare and Medicaid. "Remuneration" has been broadly interpreted to include anything of value, including such items as gifts, discounts, the furnishing of supplies or equipment, credit arrangements, waiver of payments, and providing anything of value at less than fair market value.

Penalties for violating the federal Anti-Kickback Statute include criminal fines of up to $25,000 and/or imprisonment for up to five years for each violation, civil monetary penalties, which could result in treble damages plus fines of up to $50,000 for each violation, and possible exclusion from participation in federal healthcare programs such as Medicare and Medicaid. Many states have adopted prohibitions similar to the federal Anti-Kickback Statute, some of which apply to the referral of patients for healthcare services reimbursed by any source, not only by the Medicare and Medicaid programs, and do not include comparable exceptions.

The OIG has issued safe harbor regulations which set forth certain activities and business relationships that are deemed safe from prosecution under the federal Anti-Kickback Statute. There are safe harbors for various types of arrangements, including, without limitation, certain investment interests, leases and personal services and management contracts. The failure of a particular activity to comply in all regards with the safe harbor regulations does not mean that the activity violates the federal Anti-Kickback Statute or that prosecution will be pursued. However, conduct and business arrangements that do not fully satisfy each applicable safe harbor may result in increased scrutiny by government enforcement authorities such as the OIG.

The OIG has identified the following arrangements with purchasers and their agents as ones raising potential risk of violation of the federal Anti-Kickback Statute:

- Discount and free good arrangements that are not properly disclosed or accurately reported to federal healthcare programs;

- Product support services, including billing assistance, reimbursement consultation and other services specifically tied to support of the purchased product, offered in tandem with another service or program (such as a reimbursement guarantee) that confers a benefit to the purchaser;

- Educational grants conditioned in whole or in part on the purchase of equipment, or otherwise inappropriately influenced by sales and marketing considerations;

- Research funding arrangements, particularly post-marketing research activities, that are linked directly or indirectly to the purchase of products, or otherwise inappropriately influenced by sales and marketing considerations; and

- Other offers of remuneration to purchasers that are expressly or impliedly related to a sale or sales volume, such as "rebates" and "upfront payments," other free or reduced-price goods or services, and payments to cover costs of "converting" from a competitor's products, particularly where the selection criteria for such offers vary with the volume or value of business generated.

We have a variety of financial relationships with physicians who are in a position to generate business for us. For example, physicians who own our stock also provide medical advisory and other consulting or collaboration services. Similarly, we have a variety of different types of arrangements with our customers. In the case of our former placement program, certain services and upgrades were provided without additional charge based on procedure volume. In the past, we

have also provided loans to our customers. We also provide research or educational grants to customers to support customer studies related to, among other things, our CyberKnife and TomoTherapy platforms.

If our past or present operations are found to be in violation of the federal Anti-Kickback Statute or similar government regulations to which we or our customers are subject, we or our officers may be subject to the applicable penalty associated with the violation, including significant civil and criminal penalties, damages, fines, imprisonment, and exclusion from the Medicare and Medicaid programs. The impact of any such violation may lead to curtailment or restructuring of our operations. Any penalties, damages, fines, or curtailment or restructuring of our operations could adversely affect our ability to operate our business and our financial results. The risk of our being found in violation of these laws is increased by the fact that some of these laws are open to a variety of interpretations. Any action against us for violation of these laws, even if we successfully defend against it, could cause us to incur significant legal expenses, divert our management's attention from the operation of our business and damage our reputation. If an enforcement action were to occur, our reputation and our business and financial condition could be harmed, even if we were to prevail or settle the action. Similarly, if the physicians or other providers or entities with which we do business are found to be non-compliant with applicable laws, they may be subject to sanctions, which could also have a negative impact on our business.

Transparency laws. The Physician Payment Sunshine Act (the "Sunshine Act"), which was enacted by Congress as part of the Patient Protection and Affordable Care Act on December 14, 2011, requires each applicable manufacturer, which includes medical device companies, such as Accuray, to track and report to the federal government on an annual basis all payments and other transfers of value from such applicable manufacturer to U.S. licensed physicians and teaching hospitals as well as physician ownership of such applicable manufacturer's equity, in each case subject to certain statutory exceptions. Such data will be made available by the government on a publicly searchable website. Failure to comply with the data collection and reporting obligations imposed by the Sunshine Act can result in civil monetary penalties ranging from $1,000 to $10,000 for each payment or other transfer of value that is not reported (up to a maximum of $150,000 per reporting period) and from $10,000 to $100,000 for each knowing failure to report (up to a maximum of $1 million per reporting period). In addition, we are subject to similar state and foreign laws related to the tracking and reporting of payments and other transfers of value to healthcare professionals. These laws require or will require that we implement the necessary and costly infrastructure to track and report such payments and transfers of value. Failure to comply with these new tracking and reporting laws could subject us to significant civil monetary penalties.

Physician self-referral laws. We are also subject to federal and state physician self-referral laws. The federal Ethics in Patient Referrals Act of 1989, commonly known as the Stark Law, prohibits, subject to certain exceptions, physician referrals of Medicare and Medicaid patients to an entity providing certain "designated health services" if the physician or an immediate family member has any financial relationship with the entity. The Stark Law also prohibits the entity receiving the referral from billing any good or service furnished pursuant to an unlawful referral.

In addition, in July 2008, CMS issued a final rule implementing significant amendments to the regulations under the Stark Law. The final rule, which was effective October 1, 2009, imposes additional limitations on the ability of physicians to refer patients to medical facilities in which the physician or an immediate family member has an ownership interest for treatment. Among other things, the rule provides that leases of equipment between physician owners that may refer patients and hospitals must be on a fixed rate, rather than a per use basis. Prior to enactment of the final rule, physician owned entities had increasingly become involved in the acquisition of medical technologies, including the CyberKnife platform. In many cases, these entities entered into arrangements with hospitals that billed Medicare for the furnishing of medical services, and the physician owners were among the physicians who referred patients to the entity for services. The rule limits these arrangements and could require the restructuring of existing arrangements between physicians owned entities and hospitals and could discourage physicians from participating in the acquisition and ownership of medical technologies. The final rule also prohibits percentage-based compensation in equipment leases. As a result of the finalization of these regulations, some existing CyberKnife platform operators have modified or restructured their corporate or organizational structures. In addition, certain customers that planned to open CyberKnife centers in the United States involving physician ownership have restructured their legal ownership structure. Certain entities were not able to establish viable models for CyberKnife platform operation and therefore, canceled their CyberKnife platform purchase agreements. Accordingly, these regulations have resulted in cancellations of CyberKnife platform purchase agreements and could also reduce the attractiveness of medical technology acquisitions, including CyberKnife platform purchases, by physician owned joint ventures or similar entities. As a result, these regulations have had, and could continue to have, an adverse impact on our product sales and therefore, on our business and results of operations.

A person who engages in a scheme to circumvent the Stark Law's referral prohibition may be fined up to $100,000 for each such arrangement or scheme. In addition, any person who presents or causes to be presented a claim to the Medicare or Medicaid programs in violations of the Stark Law is subject to civil monetary penalties of up to $15,000 per bill submission, an assessment of up to three times the amount claimed, and possible exclusion from federal healthcare programs such as Medicare and Medicaid. Various states have corollary laws to the Stark Law, including laws that require physicians to disclose any financial interest they may have with a healthcare provider to their patients when referring patients to that provider. Both the scope and exceptions for such laws vary from state to state.

Federal False Claims Act. The federal False Claims Act prohibits the knowing filing or causing the filing of a false claim or the knowing use of false statements to obtain payment from the federal government. When an entity is determined to have violated the False Claims Act, it may be required to pay three times the actual damages sustained by the government, plus mandatory civil penalties of between $13,946 and $27,894 for each separate false claim. Suits filed under the False Claims Act, known as "qui tam" actions, can be brought by any individual on behalf of the government and such individuals, sometimes known as "relators" or, more commonly, as "whistleblowers," may share in any amounts paid by the entity to the government in fines or settlement. In addition, certain states have enacted laws modeled after the federal False Claims Act. Qui tam actions have increased significantly in recent years, causing greater numbers of healthcare companies to have to defend a false claim action, pay fines or be excluded from Medicare, Medicaid or other federal or state healthcare programs as a result of an investigation arising out of such action. We have retained the services of a reimbursement consultant, for which we pay certain consulting fees, to provide us and facilities that have purchased a CyberKnife or TomoTherapy platform, with general reimbursement advice. While we believe this will assist our customers in filing proper claims for reimbursement, and even though such consultants do not submit claims on behalf of our customers, the fact that we provide these consultant services could expose us to additional scrutiny and possible liability in the event one of our customers is investigated and determined to be in violation of any of these laws.

HIPAA. The Health Insurance Portability and Accountability Act of 1996 ("HIPAA"), created two new federal crimes: healthcare fraud and false statements relating to healthcare matters. The healthcare fraud statute prohibits knowingly and willfully executing a scheme to defraud any healthcare benefit program, including private payors. A violation of this statute is a felony and may result in fines, imprisonment or exclusion from government sponsored programs. The false statements statute prohibits knowingly and willfully falsifying, concealing or covering up a material fact or making any materially false, fictitious or fraudulent statement in connection with the delivery of or payment for healthcare benefits, items or services. A violation of this statute is a felony and may result in fines or imprisonment.

As a participant in the healthcare industry, we are also subject to extensive federal and state laws and regulations protecting the privacy and integrity of patient medical information, including privacy and security standards required under HIPAA. The HIPAA privacy standard was amended by the Health Information Technology for Economic and Clinical Health Act ("HITECH"), enacted as part of the American Recovery and Reinvestment Act of 2009. HITECH significantly increases the civil money penalties for violations of patient privacy rights protected under HIPAA. Although we are not a covered entity under HIPAA, we have entered into agreements with certain covered entities under which we are considered to be a "business associate" under HIPAA. As a business associate, we are required to implement policies, procedures and reasonable and appropriate security measures to protect individually identifiable health information we receive from covered entities. Furthermore, business associates are directly subject to regulations under HIPAA including the new enforcement scheme, criminal and civil penalties for certain violations, and inspection requirements.

Foreign Corrupt Practices Act. The United States and foreign government regulators have increased regulation, enforcement, inspections and governmental investigations of the medical device industry, including increased United States government oversight and enforcement of the Foreign Corrupt Practices Act. Whenever the United States or another foreign governmental authority concludes that we are not in compliance with applicable laws or regulations, such governmental authority can impose fines, delay or suspend regulatory clearances, institute proceedings to detain or seize our products, issue a recall, impose operating restrictions, enjoin future violations and assess civil penalties against us or our officers or employees, and can recommend criminal prosecution to the Department of Justice. Moreover, governmental authorities can ban or request the recall, repair, replacement or refund of the cost of any device or product we manufacture or distribute. In addition, our third party agents in foreign countries can also subject us to prosecution under Foreign Corrupt Practices Act. We are also subject to the UK Bribery Act, which could also lead to the imposition of civil and criminal fines and other similar anti-bribery and anti-corruption laws. Any of the foregoing actions could result in decreased sales as a result of negative publicity and product liability claims, and could have a material adverse effect on our financial condition, results of operations and prospects.

International Regulation

International sales of medical devices are subject to foreign government regulations, which vary substantially from country to country. The time required to obtain clearance or approval by a foreign country may be longer or shorter than that required for FDA clearance or approval, and the requirements are often different.

The primary regulatory environment in Europe is that of the European Union and the three additional member states of the European Economic Area ("EEA"), which have adopted similar laws and regulations with respect to medical devices. The European Union has adopted numerous regulations and directives and the European Committee for Standardization has promulgated standards regulating the design, manufacture, clinical trials, labeling and adverse event reporting for medical devices. Devices that comply with the requirements of the relevant regulation or directive will be entitled to bear the Conformité Européene ("CE") conformity marking, indicating that the device conforms to the essential requirements of the applicable directives and, accordingly, may be commercially distributed throughout the member states of the EEA.

The method of assessing conformity to applicable regulations, directives, and standards depends on the type and class of the product, but normally involves a combination of self-assessment by the manufacturer and a third-party assessment by a notified body, an independent and neutral institution appointed by a European Union member state to conduct the conformity assessment. This relevant assessment may consist of an audit of the manufacturer's quality system (currently ISO 13485), provisions of the Medical Devices Regulation ("MDR") and specific testing of the manufacturer's device. Our facilities were first awarded the ISO 13485 certification in September 2002 and has been subsequently maintained through periodic assessments. The European Union MDR was published in May 2017 and came into effect in May 2021. We are currently authorized to affix the CE mark under the MDR to our products, allowing us to sell our products throughout the European Economic Area. We are required to obtain certification against the MDR to CE mark new products or to make significant changes to existing products. Under the MDR, our notified body may review the technical and clinical details of a product before permitting the CE mark for new products or significant changes. There are fewer notified bodies authorized under the MDR to qualify businesses and products. This may result in additional time for initial product reviews and to obtain authorization to apply the CE mark.

We are also currently subject to regulations in Japan. Under the Pharmaceutical Affairs Law in Japan, a pre-market approval necessary to sell, market and import a product (Shonin) must be obtained from the Ministry of Health, Labor and Welfare ("MHLW"), for our products. A Japanese distributor received the first government approval to market the CyberKnife System from MHLW in November 1996. We received and maintain Shonin approval from MHLW for CyberKnife Treatment Delivery Systems, M6 Series with InCise MLC, TomoTherapy Treatment Delivery Systems, Radixact Treatment Delivery Systems, and associated Precision and iDMS software products.

Additionally, our products are subject to regulations in China. The China Supervision and Regulation of Medical Devices (No. 680) requires licensing from the NMPA to market, sell, and import our product type. Before application, the NMPA licenses require testing by a laboratory accredited in China, such as the Beijing Institute for Medical Devices Testing ("BIMT") or Liaoning Medical Device Test Institute ("LMTI"). China has adopted international standards for safety and performance with national variations specific to China. We received and maintain NMPA licenses for various configurations of Radixact Treatment Delivery Systems, CyberKnife Treatment Delivery Systems, TomoTherapy Treatment Delivery Systems, and Precision (including iDMS) software products.

We are subject to additional regulations in other foreign countries, including, but not limited to, Canada, Taiwan, Korea, and Russia in order to sell our products. We expect that either we or our distributors will receive any necessary approvals or clearance prior to marketing or importing our products as required by international markets.

State Certificate of Need Laws

In some states, a certificate of need or similar regulatory approval is required prior to the acquisition of high-cost capital items or the provision of new services. These laws generally require appropriate state agency determination of public need and approval prior to the acquisition of such capital items or addition of new services. Certificate of need regulations may preclude our customers from acquiring one of our systems, and from performing stereotactic radiosurgery procedures using one of our systems. Several of our prospective customers currently are involved in appeals of certificate of need determinations. If these appeals are not resolved in favor of these prospective customers, they may be precluded from purchasing and/or performing services using one of our systems. Certificate of need laws are the subject of continuing

legislative activity, and a significant increase in the number of states regulating the acquisition and use of one of our systems through certificate of need or similar programs could adversely affect us.

Backlog

For a discussion of our fiscal 2025 backlog, please refer to the section entitled *"Backlog,"* in Item 7, Management's Discussion and Analysis of Financial Condition and Results of Operations.

Employees and Human Capital Resources

Our employees are critical to the success of our business. As of June 30, 2025, we had 990 employees, including 432 employees employed outside of the United States. We also engage part-time employees and independent contractors to supplement our workforce. None of our employees are represented by a labor union or covered by a collective bargaining agreement. We have never experienced any employment-related work stoppages, and we believe our relationship with our employees is good. We are dedicated to cultivating a diverse and inclusive work environment, essential for attracting and retaining exceptional talent. We believe that much of Accuray's work can be done in a workplace which consists of a blend of flexible, digitally enabled remote work and purposeful in-person connection and collaboration; we have learned the importance of providing flexibility and wellbeing resources to our employees. Through ongoing employee development, comprehensive compensation and benefits, and other programs, we strive to help our employees in all aspects of their lives so they can do their best work.

Talent Development

We believe that investing in our employees' development is essential for maintaining our competitive edge and fostering a culture of innovation and excellence. We offer various opportunities for our employees to enhance their skills, knowledge, and leadership abilities, such as online courses, mentoring programs, coaching sessions, and career development plans. We also conduct regular performance reviews and feedback surveys to assess our employees' strengths, areas for improvement, and career aspirations. Our goal is to enable our employees to achieve their full potential and grow with the company.

Compensation & Benefits

The principal purposes of our compensation and incentive plans are to attract, retain, and reward personnel, in order to increase stockholder value and the success of our company by motivating our employees to perform to the best of their abilities and achieve our objectives. Accordingly, we seek to offer competitive compensation and benefits packages that align with our business objectives and reward our employees for their achievements. We also provide various incentives and recognition programs, such as equity awards, bonuses, service awards, and employee referral bonuses, to motivate and appreciate our employees. In addition to the comprehensive and competitive health plans that we offer, our employees receive access to the following benefits: a 401(k) retirement plan with a company match, an employee stock purchase plan, a company-provided basic life insurance and disability benefits, a corporate wellness program, an employee assistance program, and local employee discounts programs.

Geographic Information

For financial reporting purposes, net revenues and long-lived assets attributable to significant geographic areas are presented in Note 14, *Segment Disclosure,* to the consolidated financial statements, which are incorporated herein by reference.

Available Information

Our main corporate website address is *www.accuray.com*. We make available on this website, free of charge, copies of our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and our proxy statements, and any amendments to those reports, as soon as reasonably practicable after filing such material electronically or otherwise furnishing it to the Securities and Exchange Commission, the SEC. All SEC filings are also available at the SEC's website at *www.sec.gov.*

We also use our investor relations website as a channel of distribution for material company information in compliance with Regulation FD. For example, webcasts of our earnings calls and certain events we participate in or host with members of the investment community are on our investor relations website. Additionally, we announce investor information, including news and commentary about our business and financial performance, SEC filings, notices of investor events, and our press and earnings releases, on our investor relations website. Investors and others can receive notifications of new information posted on our investor relations website in real time by signing up for email alerts and RSS feeds. Further corporate governance information, including our corporate governance guidelines, board committee charters, and code of conduct, is also available on our investor relations website under the heading "Governance." The contents of our websites are not incorporated by reference into this Annual Report on Form 10-K or in any other report or document we file with the SEC, and any references to our websites are intended to be inactive textual references only.

Item 1A. RISK FACTORS

Risk Factors Summary

Our business is subject to numerous risks and uncertainties, including those highlighted in Part I, Item 1A titled "Risk Factors." These risks include, but are not limited to, the following:

Risks related to our business and results of operations

- We face risks related to the current global economic environment, which could adversely affect our business, financial condition and results of operations.

- If our products do not achieve widespread market acceptance, we will not be able to generate the revenue necessary to support our business.

- Our ability to achieve profitability depends in part on maintaining or increasing our gross margins on product sales and services, which we may not be able to achieve.

- We have substantial indebtedness and may incur other debt in the future, which may adversely affect our financial condition and future financial results. In the past, we have not been in compliance with certain financial covenants relating to our indebtedness and have been required to obtain waivers to avoid defaulting under such indebtedness.

- Enhanced international tariffs, including tariffs imposed by the United States and China that affect our products or components within our products, other trade barriers or a global trade war could decrease the volume of product sales in China and increase our costs and materially and adversely affect our business condition and results of operations.

- Our operating results, including our cash flows, quarterly orders, revenues and margins fluctuate from quarter to quarter and may be unpredictable.

- Our industry is subject to intense competition and rapid technological change, which may result in products or new tumor treatments that are superior to the CyberKnife and TomoTherapy platforms. If we are unable to anticipate or keep pace with changes in the marketplace and the direction of technological innovation and customer demands, our products may become obsolete or less useful and our operating results will suffer.

- We are subject to risks arising from our international operations, which may adversely affect our business, financial condition, and results of operations.

- Our results have been and may continue to be impacted by changes in foreign currency exchange rates.

- If we encounter manufacturing problems, or if our manufacturing facilities do not continue to meet federal, state or foreign manufacturing standards, we may be required to temporarily cease all or part of our manufacturing operations, which would result in delays and lost revenue.

- If we are unable to develop new products or enhance existing products to meet our customers' needs and compete favorably in the market, we may be unable to attract or retain customers.

- If we do not effectively manage our growth, our business may be significantly harmed.

- We could become subject to product liability claims, product recalls, other field actions and warranty claims that could be expensive, divert management's attention and harm our business.

- Our reliance on single-source suppliers for critical components of our products could harm our ability to meet demand for our products in a timely and cost effective manner.

- We depend on key employees, the loss of whom would adversely affect our business. If we fail to attract and retain employees with the expertise required for our business, we may be unable to continue to grow our business.

- Disruption of critical information technology systems, infrastructure and data or cyberattacks or other security breaches or incidents could harm our business and financial condition.

- Any actual or perceived failure by us to comply with legal or regulatory requirements related to privacy, cybersecurity and data protection could result in proceedings, actions or penalties against us.

- If third-party payors do not provide sufficient coverage and reimbursement to healthcare providers for use of our product platforms or if the number of patients covered by health insurance reduces, demand for our products and our revenue could be adversely affected.

- The safety and efficacy of our products for certain uses is not yet supported by long-term clinical data, and our products may therefore prove to be less safe and effective than initially thought.

- Failures or disruptions at our logistics providers have occurred and could occur in the future, which could adversely impact our business.

- Third parties may claim we are infringing their intellectual property or that we are operating outside the scope of or violating a license or other agreement relating to their intellectual property.

- It is difficult and costly to protect our intellectual property and our proprietary technologies and we may not be able to ensure their protection.

- We previously identified material weaknesses in our system of internal controls as of June 30, 2024. Although such material weaknesses were remediated as of March 31, 2025, if we fail to maintain an effective system of internal control over financial reporting, our ability to produce timely and accurate financial results could be adversely impacted.

Risks related to the regulation of our products and business

- Modifications, upgrades, new indications and future products related to our products may require new Food and Drug Administration ("FDA") 510(k) clearances or premarket approvals and similar licensing or approvals in international markets.

- We are subject to federal, state and foreign laws and regulations applicable to our operations, the violation of which could result in substantial penalties and harm our business.

- If we or our distributors do not obtain and maintain the necessary regulatory approvals in a specific country, we will not be able to market and sell our products in that country.

Risks related to our common stock

- The price of our common stock is volatile and may continue to fluctuate significantly, which could lead to losses for stockholders.

- Future issuances of shares of our common stock could dilute the ownership interests of our stockholders.

- The exercise of outstanding warrants for our common stock would increase the number of shares eligible for future resale in the public market and result in dilution to our stockholders.

- The conditional conversion features of the 2026 Notes, if triggered, may adversely affect our financial condition and operating results.

- Provisions in the indenture for the 2026 Notes, the financing agreement for our Credit Facilities (as defined below), our certificate of incorporation and our bylaws could discourage or prevent a takeover, even if an acquisition would be beneficial in the opinion of our stockholders.

General Risks

- Our liquidity could be adversely impacted by adverse conditions in the financial markets.

Risk Factors

We operate in a rapidly changing environment that involves significant risks, a number of which are beyond our control. In addition to the other information contained in this Form 10-K, the following discussion highlights some of these risks and

the possible impact of these factors on our business, financial condition and future results of operations. If any of the following risks actually occur, our business, financial condition or results of operations may be adversely impacted, causing the trading price of our common stock to decline. In addition, these risks and uncertainties may impact the "forward-looking" statements described elsewhere in this Form 10-K and in the documents incorporated herein by reference. They could affect our actual results of operations, causing them to differ materially from those expressed in "forward-looking" statements.

Risks Related to Our Business and Results of Operations

We face risks related to the current global economic environment, including risks arising in connection with tariffs, inflation, recession or currency fluctuations, any of which could adversely affect our business, financial condition and results of operations by, among other things, delaying or preventing our customers from obtaining financing to purchase our products and services or implementing the required facilities to house our systems.

Our business and results of operations are materially affected by conditions in the global markets and the economy generally. We expect that the business of our customers and our own business will continue to be adversely impacted, directly or indirectly, by macroeconomic and geopolitical issues. Concerns over economic and political stability; inflation levels and related efforts to mitigate inflation; a potential recession; the level of U.S. national debt, the U.S. debt credit rating and U.S. budgetary concerns; currency fluctuations and volatility; the rate of growth of Japan, China and other Asian economies, including the impact of the China anti-corruption campaign and timing of China stimulus program on those economies; unemployment; the availability and cost of credit; trade relations, including the imposition of various sanctions, export controls, and tariffs by the United States and other countries; energy costs; instability in the banking and financial services sector; geopolitical uncertainty and conflict, including with respect to Russia-Ukraine and the Middle East conflicts, including with respect to Iran; changes in government administration policy positions and recent executive orders to impose new tariffs on global imports that could result in additional tariffs on specific industries, and uncertainties regarding impact, retaliations and further escalation, have contributed to increased volatility and diminished expectations for the economy and the markets in general. In turn, periods of economic slowdown or recession could lead to a reduction in demand for our products and services, which in turn would reduce our revenues and adversely affect our results of operations and our financial position. The results of these macroeconomic conditions, and the actions taken by governments, central banks, companies, and consumers in response, have and may continue to result in higher inflation in the U.S. and globally, which has led to an increase in costs and caused changes in fiscal and monetary policy, including increased interest rates. Other adverse impacts of recent macroeconomic conditions that have impacted us and may continue to impact us are foreign exchange rate fluctuations, supply chain constraints, logistics challenges, and fluctuations in labor availability. Thus, if general macroeconomic conditions deteriorate, our business and financial results could be materially and adversely affected.

In an inflationary environment, we may be unable to raise the prices of our products and services sufficiently to keep up with the rate of inflation. Impacts from inflationary pressures could be more pronounced and materially adversely impact aspects of our business where revenue streams and cost commitments are linked to contractual agreements that extend many years into the future, as we may not be able to quickly or easily adjust pricing, reduce costs, or implement counter measures. A higher inflationary environment can also negatively impact raw material, component, and logistics costs that, in turn, has increased the costs of producing and distributing our products. For example, inflationary pressures as well as ongoing supply chain challenges beginning in fiscal year 2023 have resulted in rising costs for certain materials, including increased logistics and duties costs, that have materially affected our gross margins and net income (loss), which have had a material effect on our business, financial condition or results of operations. We expect that gross margins and net income (loss) will continue to be adversely affected by increased material costs and freight and logistics expenses through at least calendar year 2025, and potentially longer. In addition, we expect inflation and the ongoing supply chain challenges and logistics costs to impact our cash from operations through at least calendar year 2025, as we are unable to pass all of these increased costs to our customers.

Further, the U.S. federal government has called for, or enacted, substantial changes to healthcare, trade, fiscal, and tax policies, which may include changes to existing trade agreements and may have a significant impact on our operations. For example, the United States has imposed tariffs on many foreign products, including tariffs on imports from China, that in the past have resulted in and may result in future retaliatory tariffs on U.S. goods and products and restrictions on exports to the United States. In light of the uncertainty surrounding tariffs imposed by the United States and China and trade relations between the two countries, we expect the volume of product sales in China to decrease and costs associated with tariffs to increase. We cannot predict whether these policies will continue, or if new policies will be enacted, or the impact, if any, that

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any policy changes could have on our business. In addition, failure of the U.S. Government to pass a budget in a timely manner or any reductions in healthcare spending in the budget may adversely impact us or our customers. If economic conditions worsen, or new legislation is passed related to the healthcare system, trade, fiscal or tax policies, customer demand may not materialize to levels we require to achieve our anticipated financial results, which could have a material adverse effect on our business, financial condition and results of operations.

The uncertain macroeconomic environment, including volatile credit markets and concerns regarding the availability and cost of credit, increased interest rates, inflation, reduced economic growth or a recession, instability in the banking and financial services sector, and changes in government administration policy positions, in any of the geographic areas where we do business, could impact consumer and customer demand for our products and services, as well as our ability to manage normal commercial relationships with our customers, suppliers and creditors, including financial institutions, and the ability of our customers to meet their obligations to us. For example, in the United States, at least one customer declared bankruptcy in fiscal 2023 causing us to increase our bad debt reserve due to the expectation that they will be unable to pay us. Further, some of our customers have been delayed in obtaining, or have not been able to obtain, necessary financing for their purchases of the CyberKnife or TomoTherapy platforms. In addition, some of our customers have been delayed in obtaining, or have not been able to obtain, necessary financing for the construction or renovation of facilities to house the CyberKnife or TomoTherapy platforms, the cost of which can be substantial. These delays have, in some instances, led to our customers postponing the shipment and installation of previously ordered systems or cancelling their system orders and may cause other customers to postpone their system installation or to cancel their agreements with us. Reduced budgets and lower capital deployment priority for radiotherapy equipment, along with longer customer installation timelines, in the United States have also negatively impacted our net revenue since fiscal year 2024, and we expect this will continue to have an impact through fiscal year 2026. A continuation or further deterioration of the adverse economic environment would further increase delays and order cancellations, or affect our ability to collect from our customers, any of which would continue to adversely affect revenues, and therefore, harm our business and results of operations.

If the CyberKnife or TomoTherapy platforms do not achieve widespread market acceptance, we will not be able to generate the revenue necessary to support our business.

Achieving physician, patient, hospital administrator and third-party payor acceptance of the CyberKnife and TomoTherapy platforms as preferred methods of tumor treatment is crucial to our continued success. Physicians will not begin to use or increase the use of the CyberKnife or TomoTherapy platforms unless they determine, based on experience, clinical data and other factors, that the CyberKnife and TomoTherapy platforms are safe and effective alternatives to traditional treatment methods. Further, physicians may be slow to adopt new or updated versions of our CyberKnife and TomoTherapy platforms because of the perceived liability risks arising from the use of new products and the uncertainty of reimbursement from third-party payors, particularly in light of ongoing health care reform initiatives and the evolving U.S. health care environment. If we are not able to expand market acceptance of our products and maintain and increase our base of installed systems, or installed base, then sales of our products may not meet expectations. Any failure to expand and protect our existing installed base could adversely affect our operating results.

We often need to educate physicians about the use of stereotactic radiosurgery, image guided radiation therapy ("IGRT") and adaptive radiation therapy, convince healthcare payors that the benefits of the CyberKnife and TomoTherapy platforms and their related treatment processes outweigh their costs, and help train qualified physicians in the skilled use of these systems. In addition, we also must educate prospective customers regarding the entire functionality of our radiation therapy systems and their relative benefits compared to alternative products and treatment methods. We must also increase awareness among potential patients, who are increasingly educated about treatment options and therefore, impact adoption of new technologies by clinicians. We have expended and will continue to expend significant resources on marketing and educational efforts to create awareness of stereotactic radiosurgery and robotic intensity-modulated radiotherapy ("IMRT") as well as adaptive radiation therapy and IGRT generally and to encourage the acceptance and adoption of our products for these technologies. We cannot be sure that our products will gain significant market acceptance among physicians, patients and healthcare payors, even if we spend significant time and expense on their education.

In addition to achieving market acceptance of our products and the need to educate physicians and others about the benefits of our products, the CyberKnife and TomoTherapy platforms are major capital purchases, and purchase decisions are greatly influenced by hospital administrators who are subject to increasing pressures to reduce costs. These and other factors, including the following, may affect the rate and level of market acceptance of the CyberKnife and TomoTherapy platforms:

- the CyberKnife and TomoTherapy platforms' price relative to other products or competing treatments;

- our ability to develop new products and enhancements and receive regulatory clearances and approval, if required, to such products in a timely manner;

- increased scrutiny by state boards when evaluating certificates of need requested by purchasing institutions;

- perception by patients, physicians and other members of the healthcare community of the CyberKnife and TomoTherapy platforms' safety, efficacy, efficiency and benefits compared to competing technologies or treatments;

- willingness of physicians to adopt new techniques and the ability of physicians to acquire the skills necessary to operate the CyberKnife and TomoTherapy platforms;

- extent of third-party coverage and reimbursement rates, particularly from Medicare, for procedures using the CyberKnife and TomoTherapy platforms; and

- development of new products and technologies by our competitors or new treatment alternatives.

If the CyberKnife or TomoTherapy platforms are unable to achieve or maintain market acceptance, new orders and sales of our systems would be adversely affected, our revenue levels would decrease and our business would be harmed.

Our ability to achieve profitability depends in part on maintaining or increasing our gross margins on product sales and services, which we may not be able to achieve.

As of June 30, 2025, we had an accumulated deficit of $519.3 million. We have incurred net losses, and expect to incur net losses in the future, particularly as selling and marketing activities increase ahead of any expected revenue. Our ability to achieve and sustain long-term profitability is largely dependent on our ability to successfully market and sell the CyberKnife and TomoTherapy platforms, control our costs, and effectively manage our growth. We cannot assure you that we will be able to achieve profitability and even if we do achieve profitability, we may not be able to sustain or increase profitability on a quarterly or annual basis. In the event we fail to achieve profitability, our stock price could decline.

Our ability to achieve profitability also depends on our ability to maintain or increase our gross margins on product sales and services. A number of factors have adversely impacted or could impact gross margins, including:

- lower than expected manufacturing yields of high cost components leading to increased manufacturing costs;

- low production volume, which will result in high levels of overhead cost per unit of production;

- lower selling pricing;

- our ability to sell products and services, recognize revenue from our sales and the timing of revenue recognition and revenue deferrals;

- increased labor costs or other costs as a result of increased inflation and supply chain constraints;

- delays in receipt of or increased costs related to critical components parts, including as a result of supply chain disruptions;

- increased inventory costs and liabilities for excess inventory resulting from inventory held in excess of forecasted demand;

- increased service or warranty costs or the failure to reduce service or warranty costs;

- increased price competition;

- variation in the margins across products installed in a particular period;

- changes to U.S. and foreign trade policies, including imposition of tariffs on goods imported into the U.S. including, but not limited to, tariffs on goods imported from China and other countries, and any retaliatory tariffs imposed by other countries on U.S. goods, including our products, and retaliatory export controls that could impact our supply chain;

- fluctuations in foreign currency exchange rates; and

- how well we execute on our strategic and operating plans.

If we are unable to maintain or increase our gross margins on product sales and service, our results of operations could be adversely impacted, we may not achieve profitability and our stock price could decline.

We have substantial indebtedness in the form of a credit facility and convertible senior notes and may incur other debt in the future, which may adversely affect our financial condition and future financial results. In the past, we have not been in compliance with certain financial covenants relating to our indebtedness and have been required to obtain waivers to avoid defaulting under such indebtedness.

As of June 30, 2025, we had outstanding borrowings of $150 million under our five-year term loan (the "Term Loan Facility") with additional borrowings available of $20 million under our revolving credit facility (the "Revolving Credit Facility") and $20 million under our delayed draw term loan (the "Delayed Draw Facility" and together with the Term Loan Facility and Revolving Credit Facility, the "Credit Facilities"), each of which will mature on June 6, 2030, and $18.0 million in principal amount outstanding of our 3.75% Convertible Senior 2026 Notes due June 1, 2026 (the "2026 Notes"). Our existing and future levels of indebtedness could have important consequences to stockholders and note holders and may adversely affect our financial conditions and future financial results by, among other things:

- affecting our ability to satisfy our obligations under the 2026 Notes and Credit Facilities;

- requiring a substantial portion of our cash flows from operations to be dedicated to interest and principal payments, which may not be available for operations, working capital, capital expenditures, expansion, acquisitions or general corporate or other purposes;

- impairing our ability to obtain additional financing in the future;

- limiting our flexibility in planning for, or reacting to, changes in our business and industry; and

- increasing our vulnerability to downturns in our business, our industry or the economy in general.

Concurrently and in connection with our entry into the credit agreement governing the Credit Facilities (the "Financing Agreement"), we issued to our lenders (i) an aggregate of 17,180,710 shares of our common stock issuable upon exercise of outstanding warrants (the "Premium Warrants"), which are exercisable starting on December 7, 2025 and until June 6, 2032 and have an exercise price of $1.68 per share, and (ii) an aggregate of 6,247,531 shares of our common stock issuable upon exercise of warrants (the "Penny Warrants" and, together with the Premium Warrants, the "Warrants"), which are exercisable until June 6, 2032 and have an exercise price of $0.01 per share.

The Financing Agreement also includes certain restrictive covenants that limit, among other things, our ability and our subsidiaries' ability to (i) incur indebtedness, (ii) incur liens on their property, (iii) pay dividends or make other distributions, (iv) sell their assets, (v) make certain loans or investments, (vi) merge or consolidate, (vii) voluntarily repay or prepay certain indebtedness and (viii) enter into transactions with affiliates, in each case, subject to certain exceptions. In addition, such agreements require us to meet certain financial covenants, including a fixed charge coverage ratio, total leverage ratio and liquidity level, as defined in the Financing Agreement. These restrictions could adversely affect our ability to finance our future operations or capital needs, withstand a future downturn in our business or the economy in general, engage in business activities, including future opportunities that may be in our interest, and plan for or react to market conditions or otherwise execute our business strategies. Our ability to comply with the covenants and other terms governing the Credit Facilities will depend in part on our future operating performance. If we fail to comply with such covenants and terms, we may be in default and the maturity of the related debt could be accelerated and become immediately due and payable. In addition, because substantially all of our assets are pledged as a security under the Credit Facilities, if we are not able to cure any default or repay outstanding borrowings, such assets are subject to the risk of foreclosure by our lenders. From time to time, we have not been in compliance with certain similar covenants or other terms governing the prior credit facilities and we have been required to obtain waivers or amendments to the previous credit agreement from our lenders in order to maintain compliance. There can, however, be no certainty that any such waiver or amendment will be available to us in the future, which may lead to a default under the terms of the Financing Agreement governing the Credit Facilities, or what the cost of such waiver or amendment, if obtained, would be. If we are unable to obtain necessary waivers or relevant amendments as required and the debt under such credit facility is accelerated, we would be required to obtain replacement financing at prevailing market rates, which may not be available to us on favorable terms or at all. Failure to obtain replacement financing could result in

certain of our long-term indebtedness being reclassified current, which could in turn impact our ability to continue as a going concern. Additionally, a default on indebtedness would likely result in a default under the terms of the indenture governing the 2026 Notes. We may not be able to satisfy our obligations if any of our indebtedness is accelerated.

In addition, the Credit Facilities expose us to interest rate risk. If the amount outstanding under the Credit Facilities remained at the level outstanding as of June 30, 2025 for the next 12 months and interest rates increased or decreased by 50 basis point change, our annual interest expense would increase or decrease, respectively, approximately $0.8 million.

Enhanced international tariffs, including tariffs imposed by the United States and China that affect our products or components within our products, other trade barriers or a global trade war could decrease the volume of product sales in China and increase our costs and materially and adversely affect our business condition and results of operations.

Our global business has been and could continue to be negatively affected by trade barriers and other governmental protectionist measures, any of which can be imposed or modified suddenly and unpredictably. There is currently significant uncertainty about the future relationship between the U.S. and various other countries, most significantly China, with respect to trade policies, treaties, government regulations and tariffs and such uncertainty could continue with the changes in government administration policy positions. Recently, the U.S. presidential administration has indicated its intent to modify U.S. trade policy and in some cases to renegotiate, or potentially terminate, certain existing bilateral or multi-lateral trade agreements. It has also imposed or announced tariffs on certain imports, including a baseline tariff of 10% on virtually all imports, higher tariffs on imports from China, as well as certain imports from Mexico and Canada. The administration has also announced and subsequently paused higher tariffs on additional countries, including the European Union pending the outcome of trade negotiations. These tariffs affect component parts including the linear accelerator for our CyberKnife platforms, which we manufacture in China and import into the U.S., as well as other components that we import into the U.S. from other suppliers, which could significantly impact the cost of these parts. Any retaliatory tariffs could also impact our ability to export and sell our products into those countries. For example, during the last half of calendar year 2018, the U.S. federal government imposed a series of tariffs ranging from 10% to 25% on a variety of imports from China, to which China responded with retaliatory tariffs ranging from 5% to 25% on a wide range of products from the U.S., which included certain of our products. If these tariffs continue, if additional tariffs are placed on certain of our components or products, or if any related counter-measures are taken by China, the U.S. or other countries, our business, financial condition and results of operations may be materially harmed. We have experienced increased costs associated with tariffs and in light of continued uncertainty surrounding tariffs imposed by the United States and China, and overall trade relations between the two countries, the volume of our product sales in China may decrease. An increase in our costs could require us to raise prices on our products, which may negatively impact the demand for our products in the affected market. We may not be able to forecast such impacts accurately. Although we continue to work with our vendors and customers to mitigate our exposure to current or potential tariffs, there can be no assurance that we will be able to offset any increased costs. The ultimate impact of any tariffs will depend on various factors, including if any tariffs are ultimately implemented, the timing of implementation, and the amount, scope, and nature of the tariffs. If we are not successful in offsetting the impact of any such tariffs, our revenue, gross margins and operating results may be adversely affected.

These tariffs are subject to a number of uncertainties as they are implemented, including future adjustments and changes. The ultimate reaction of other countries and the impact of these tariffs or other actions on the U.S., the global economy and our business, financial condition and results of operations, cannot be predicted at this time, nor can we predict the impact of any other developments with respect to global trade. Further, the imposition of additional tariffs by the U.S. could result in the adoption of additional tariffs by other countries, as well as export controls and further retaliatory actions by any affected country. Any resulting trade war could negatively impact the global market for medical devices, including radiation therapy devices, and could have a significant adverse effect on our business. These developments may have a material adverse effect on global economic conditions and the stability of global financial markets, and they may significantly reduce global trade. Any of these factors could depress economic activity, restrict our access to customers and have a material adverse effect on our business, financial condition and results of operations.

In addition, economic sanctions imposed by the United States and other countries could negatively affect our global business. For example, following Russia's invasion of Ukraine, the United States and other countries imposed economic sanctions and severe export control restrictions against Russia and Belarus, and the United States and other countries could impose wider sanctions and export restrictions and take other actions should the conflict further escalate. Any exports or sales of our products into Russia and Belarus may be impacted by these restrictions. For instance, we are not able to ship certain spare or replacement parts into Russia and Belarus, which impacts our distributor's ability to service our installed base in such

countries as we have distributors in Russia. The military conflict in Ukraine has also led to an expansion of sanction programs imposed against Russia by the United States, Canada, the EU, the United Kingdom, Switzerland, and Japan, among others, that in relevant part, impose sanctions against some of the largest state-owned and private Russian financial institutions (and their subsequent removal from the Society for Worldwide Interbank Financial Telecommunication ("SWIFT") payment system) and certain Russian businesses, some of which have significant financial and trade ties to the EU, making it increasingly difficult to transfer money from Russia to other countries. In response to international sanctions, and as part of measures to stabilize and support the volatile Russian financial and currency markets, the Russian authorities imposed significant currency control measures aimed at restricting the outflow of foreign currency and capital from Russia, imposed various restrictions on transacting with non-Russian parties, banned exports of various products and imposed other economic and financial restrictions. If we are unable to receive payment from customers in Russia or transfer money outside of Russia, it could affect our ability to convert backlog from that region into revenue. The situation continues to evolve, and the United States, the EU, the United Kingdom and other countries may implement additional sanctions, export controls or other measures against Russia and other countries, regions, officials, individuals or industries in the respective territories. Such sanctions and measures, as well as existing and potential further responses from Russia or other countries, could adversely affect the global economy and financial markets, as well as our business, financial condition and results of operations, which may also magnify the impact of other risks described in this "Risk Factors" section.

Our operating results, including our cash flows, quarterly orders, revenues and margins fluctuate from quarter to quarter and may be unpredictable.

We have experienced and expect in the future to experience fluctuations in our operating results, including gross orders, revenues and margins, from period to period. Drivers of orders include the introduction and timing of new product or product enhancement announcements by us and our competitors, the timing of regulatory approvals, changes in price by us and our competitors as well as changes or anticipated changes in third-party reimbursement amounts or policies applicable to treatments using our products. The availability of economic stimulus packages or other government funding, or reductions thereof, may also affect timing of customer purchases. Our products have a high unit price and require significant capital expenditures by our customers. Accordingly, we experience long sales and implementation cycles, which is of greater concern during a volatile economic environment where we have had customers delay or cancel orders. The timing of when orders are placed, when installation, delivery or shipping, as applicable, is accomplished and when revenue is recognized affect our quarterly results. Further, because of the high unit price of the CyberKnife and TomoTherapy platforms and the relatively small number of units sold or installed each quarter, each sale or installation of a CyberKnife or TomoTherapy platform can represent a significant percentage of our net orders, backlog or revenue for a particular quarter and shifts in sales or installation from one quarter to another may have significant effects. For example, multi-system sales or sales involving negotiations with integrated delivery networks involve additional complexities to the transaction and require a longer timeline to finalize the sale, which make it more difficult to predict the quarter in which the sale will occur. In addition, we have experienced delays in orders and installations due to the impact of macroeconomic factors.

Once orders are received and booked into backlog, there is a risk that we may not recognize revenue in the near term or at all. The pace at which backlog converts to revenue has been adversely impacted in recent years, primarily due to delays in the timing of deliveries and installations in fiscal 2020 through 2022 caused by the COVID-19 pandemic and the resulting effects on the global economic environment. These delays in deliveries and installations could occur again in the future, which could have a negative impact on our revenue. Factors that may affect whether these orders become revenue (or are cancelled or deemed aged-out and reflected as a reduction in net orders) and the timing of revenue include:

- economic or political instability, including volatility related to the current global economic environment;

- delays in the customer obtaining or inability of a customer to obtain funding or financing;

- delays in construction at the customer site and delays in installation;

- delays in the customer obtaining or inability of such customer to obtain local or foreign regulatory approvals such as certificates of need in certain states or Class A or Class B user licenses in China;

- the terms of the applicable sales and service contracts of the CyberKnife and TomoTherapy platforms; and

- the proportion of revenue attributable to orders placed by our distributors, which may be more difficult to forecast due to factors outside our control.

Our operating results have previously and may in the future also be affected by a number of other factors, some of which are outside of our control, including:

- delays in business operations of our customers or vendors, construction at customer sites and installation, including delays caused by supply chain delays;

- timing and level of expenditures associated with new product development activities;

- regulatory requirements in some states for a certificate of need prior to the installation of a radiation device or foreign regulatory approvals, such as Class A or Class B user licenses in China;

- delays in shipment due to, among other things, unanticipated construction delays at customer locations where our products are to be installed, cancellations by customers, natural disasters, global or regional health pandemics or epidemics, or labor disturbances;

- delays in our manufacturing processes or unexpected manufacturing difficulties, including due to supply chain and logistics challenges;

- the timing of the announcement, introduction and delivery of new products or product upgrades by us and by our competitors;

- timing and level of expenditures associated with expansion of sales and marketing activities such as trade shows and our overall operations;

- the timing and level of expenditures associated with our financing activities;

- our ability to satisfy the covenants associated with our indebtedness and our ability to generate sufficient cash flow or obtain additional financing to satisfy our obligations as they come due;

- the effects of foreign currency adjustments;

- the effects of macroeconomic factors, including the effects of enhanced international tariffs;

- changes in accounting principles, such as those related to revenue recognition, or in the interpretation or the application thereof; and

- fluctuations in our gross margins and the factors that contribute to such fluctuations, as described in Management's Discussion and Analysis of Financial Condition and Results of Operations and the risk factor entitled, "Our ability to achieve profitability depends in part on maintaining or increasing our gross margins on product sales and services, which we may not be able to achieve."

Because many of our operating expenses are based on anticipated sales and a high percentage of these expenses are fixed for the short term, a small variation in the timing of revenue recognition can cause significant variations in operating results from quarter to quarter. If our financial results fall below the expectation of securities analysts and investors, the trading price of our common stock would almost certainly decline.

We report our orders and backlog on a quarterly and annual basis. Unlike revenues, orders and backlog are not defined by United States generally accepted accounting principles ("U.S. GAAP"), and are not within the scope of the audit conducted by our independent registered public accounting firm. Also, for the reasons discussed in Management's Discussion and Analysis of Financial Condition and Results of Operations, our orders and backlog cannot necessarily be relied upon as accurate predictors of future revenues. Order cancellation or significant delays in installation date will reduce our backlog and future revenues, and we cannot predict if or when orders will mature into revenues. Particularly high levels of cancellations or age-outs in one or more periods may cause our revenue and gross margins to decline in current or future periods and will make it difficult to compare our operating results from quarter to quarter. We cannot assure you that our backlog will result in revenue on a timely basis or at all, or that any cancelled contracts will be replaced.

Our industry is subject to intense competition and rapid technological change, which may result in products or new tumor treatments that are superior to the CyberKnife and TomoTherapy platforms. If we are unable to anticipate or keep pace with changes in the marketplace and the direction of technological innovation and customer demands, our products may become obsolete or less useful and our operating results will suffer.

The medical device industry in general and the non-invasive cancer treatment field in particular are subject to intense and increasing competition and rapidly evolving technologies. Because our products often have long development and government approval cycles, we must anticipate changes in the marketplace and the direction of technological innovation and customer demands. To compete successfully, we will need to continue to demonstrate the advantages of our products and technologies over well-established alternative procedures, products and technologies, and convince physicians and other healthcare decision makers of the advantages of our products and technologies. Traditional surgery and other forms of minimally invasive procedures, brachytherapy, chemotherapy or other drugs remain alternatives to the CyberKnife and TomoTherapy platforms.

We consider the competition for the CyberKnife and TomoTherapy platforms to be existing radiation therapy systems, primarily using C-arm linacs, which are sold by large, well-capitalized companies with significantly greater market share and resources than we have. Several of these competitors are also able to leverage their fixed sales, service and other costs over multiple products or product lines. In particular, we compete with a number of existing radiation therapy equipment companies, including Varian Medical Systems, Inc., a Siemens Healthineers company ("Varian"), Elekta AB ("Elekta"), RefleXion Medical Inc. and Zap Surgical Systems. Varian has been the leader in the external beam radiation therapy market for many years and has the majority market share for radiation therapy systems worldwide. In general, because of aging demographics and attractive market factors in oncology, we believe that new competitors will enter the radiosurgery and radiation therapy markets in the years ahead. In addition, some manufacturers of conventional linac based radiation therapy systems, including Varian and Elekta, have products that can be used in combination with body and/or head frames and image guidance systems to perform both radiosurgical and radiotherapy procedures.

Furthermore, many government, academic and business entities are investing substantial resources in research and development of cancer treatments, including surgical approaches, radiation treatment, MRI-guided radiotherapy systems, proton therapy systems, radiopharmaceutical/pharmaceutical treatments, gene therapy (which is the treatment of disease by replacing, manipulating, or supplementing nonfunctional genes) and other approaches. Successful developments that result in new approaches for the treatment of cancer could reduce the attractiveness of our products or render them obsolete.

Our future success will depend in large part on our ability to establish and maintain a competitive position in current and future technologies. Rapid technological development may render the CyberKnife and TomoTherapy platforms and their technologies obsolete. Many of our competitors have or may have greater corporate, financial, operational, sales and marketing resources, and more experience and resources in research and development than we have. We cannot assure you that our competitors will not succeed in developing or marketing technologies or products that are more effective or commercially attractive than our products or that would render our technologies and products obsolete or less useful. We may not have the financial resources, technical expertise, marketing, distribution or support capabilities to compete successfully in the future. In addition, some of our competitors may compete by changing their pricing model or by lowering the price of their products. If we are unable to maintain or increase our selling prices, our revenue and gross margins may suffer. Our success will depend in large part on our ability to maintain a competitive position with our technologies.

In addition to competition from technologies performing similar functions as our platforms, competition also exists for the limited capital expenditure budgets of our customers. For example, our platforms may compete with other equipment required by a radiation therapy department for financing under the same capital expenditure budget, which is typically limited. A purchaser, such as a hospital or cancer treatment center, may be required to select between the two items of capital equipment. Our ability to compete may also be adversely affected when purchase decisions are based solely upon price, since our products are premium-priced systems due to their higher level of functionality and performance.

We are subject to risks arising from our international operations, which may adversely affect our business, financial condition, and results of operations.

We derive most of our revenue from our international operations, and we plan to continue expanding our business in international markets in the future. In addition, we have employees engaged in R&D, manufacturing, administration, manufacturing, support and sales and marketing activities.

As a result of our international operations, in addition to similar risks we face in our U.S. operations, we are affected by economic, business, regulatory, social, and political conditions in foreign countries, including the following:

- economic or political instability in the world or in particular regions or countries in which we do business, including the market volatility resulting from conflicts or war, such as the Russia-Ukraine and the Middle East conflicts including with respect to Iran, and changes in government administration policy positions;

- import delays;

- changes in foreign laws and regulations governing, among other matters, the clearance, approval and sales of medical devices;

- compliance with differing foreign regulatory requirements to sell and market our products;

- U.S. relations with the governments of the foreign countries in which we operate, which may, among other things, affect our access to such markets, including China, where our JV is located;

- protectionist laws, policies, business practices and nationalistic campaigns that favor local competitors, which could slow our growth, increase our costs, or make our products less competitive in our international markets;

- U.S. trade and economic sanctions policies that are in effect from time to time including, but not limited to, tariffs on goods imported from China and other countries, and the possibility that foreign countries may impose additional taxes, tariffs or other restrictions on foreign trade;

- longer payment cycles associated with many customers outside the United States;

- inability of customers to obtain requisite government approvals, such as customers in China, including customers of the JV, obtaining one of the limited number of Class A or Class B user licenses available in order to purchase our products;

- effective compliance with privacy, data protection and information security laws, such as the European Union ("EU") General Data Protection Regulation (the "GDPR") and new regulations in China;

- adequate coverage and reimbursement for the CyberKnife and TomoTherapy platform treatment procedures outside the United States;

- failure of local laws to provide the same degree of protection against infringement of our intellectual property;

- trade restrictions that are in effect from time to time, including U.S. prohibitions and restrictions on exports of certain products and technologies to certain nations and customers;

- the unfamiliarity of shipping companies and other logistics providers with U.S. export control laws, which may lead to their unwillingness to ship or delays in shipping, our products to certain nations and customers despite such shipments being permitted under such laws;

- the inability to obtain required export or import licenses or approvals;

- risks relating to foreign currency, including fluctuations in foreign currency exchange rates possibly causing fewer sales due to any strengthening of the U.S. Dollar;

- effects of and uncertainties caused by the United Kingdom's withdrawal from the European Union;

- contractual provisions governed by foreign laws; and

- natural disasters, such as earthquakes and fires, and global or regional health pandemics or epidemics, such as COVID-19 or data privacy or security incidents, that may have a disproportionate effect in certain geographies resulting in decreased demand or decreased ability of our employees or employees of our customers and partners to work and travel.

Our inability to overcome these obstacles could harm our business, financial condition and operating results. Even if we are successful in managing these obstacles, our partners internationally are subject to these same risks and may not be able to manage these obstacles effectively.

In addition, our partners internationally are subject to these same risks. If we or our partners are impacted by any of these factors, our business, financial condition and operating results could be adversely affected.

Our results have been and may continue to be impacted by changes in foreign currency exchange rates.

Our operating results are subject to volatility due to fluctuations in foreign currency exchange rates. Currently, the majority of our international sales are denominated in U.S. Dollars. As a result, an increase in the value of the U.S. Dollar relative to foreign currencies could require us to reduce our sales price or make our products less competitive in international markets. Foreign exchange has previously been and could in the future be a significant headwind if the U.S. Dollar strengthens, which could affect our results of operations and could cause potential delays in orders and we may see our sales and margins outside of the U.S. decline as we may not be able to raise local prices to fully offset any strengthening of the U.S. Dollar. Also, if our international sales continue to increase, we may enter into a greater number of transactions denominated in non-U.S. Dollars, which would expose us to foreign currency risks, including changes in currency exchange rates. If we are unable to address these risks and challenges effectively, our international operations may not be successful and our business would be materially harmed.

If we encounter manufacturing problems, or if our manufacturing facilities do not continue to meet federal, state or foreign manufacturing standards, we may be required to temporarily cease all or part of our manufacturing operations, which would result in delays and lost revenue.

The CyberKnife and TomoTherapy platforms are complex and require the integration of a number of components from several sources of supply. We must manufacture and assemble these complex systems in commercial quantities in compliance with regulatory requirements and at an acceptable cost. Our linear accelerator components are extremely complex devices and require significant expertise to manufacture, and we may encounter difficulties in scaling up production of the CyberKnife or TomoTherapy platforms, including problems with quality control and assurance, component supply shortages, increased costs, shortages of qualified personnel, the long lead time required to develop additional radiation shielded facilities for purposes of testing our products and/or difficulties associated with compliance with local, state, federal and foreign regulatory requirements. In addition, the macroeconomic environment has and may continue to impact the supply of key components such that we may not receive them in a timely manner, in sufficient quantities, or at a reasonable cost. If component supply or our manufacturing capacity does not keep pace with demand, we will not be able to fulfill product orders or service our products in a timely manner, which in turn may have a negative effect on our financial results and overall business. Conversely, if demand for our products decreases, the fixed costs associated with excess manufacturing capacity may adversely affect our financial results.

Our manufacturing processes and the manufacturing processes of our third-party suppliers are required to comply with the FDA's Quality System Regulations ("QSR") for any products imported into, or sold within, the U.S. The QSR is a complex regulatory scheme that covers the methods and documentation of the design, testing, production process and controls, manufacturing, labeling, quality assurance, packaging, storage and shipping of our products. Furthermore, we are required to verify that our suppliers maintain facilities, procedures and operations that comply with our quality requirements. We are also subject to state licensing and other requirements and licenses applicable to manufacturers of medical devices, and we are required to comply with International Organization for Standardization ("ISO"), quality system standards in order to produce products for sale in Europe and Canada, as well as various other foreign laws and regulations. Because our manufacturing processes include the production of diagnostic and therapeutic X-ray equipment and laser equipment, we are subject to the electronic product radiation control provisions of the Federal Food, Drug and Cosmetic Act, which requires that we file reports with the FDA, applicable states and our customers regarding the distribution, manufacturing and installation of these types of equipment. The FDA enforces the QSR and the electronic product radiation control provisions through periodic inspections, some of which may be unannounced. We have been and anticipate in the future being subject to such inspections. FDA inspections usually occur every two to three years. During such inspections, the FDA may issue Inspectional Observations on Form FDA 483, listing instances where the manufacturer has failed to comply with applicable regulations and procedures, or warning letters.

If a manufacturer does not adequately address the observations, the FDA may take enforcement action against the manufacturer, including the imposition of fines, restriction of the ability to export product, total shutdown of production facilities and criminal prosecution. If we or a third-party supplier receive a Form FDA 483 with material or major observations that are not promptly corrected, fail to pass a QSR inspection, or fail to comply with these, ISO and other applicable regulatory requirements, our operations could be disrupted and our ability to generate sales could be delayed. Our

failure to take prompt and satisfactory corrective action in response to an adverse inspection or our failure to comply with applicable standards could result in enforcement actions, including a public warning letter, a shutdown of our manufacturing operations, a recall of our products, civil or criminal penalties, or other sanctions, which would cause our sales and business to suffer. In addition, because some foreign regulatory approvals are based on approvals or clearances from the FDA, any failure to comply with FDA requirements may also disrupt our sales of products in other countries. We cannot assure you that the FDA or other governmental authorities would agree with our interpretation of applicable regulatory requirements or that we or our third-party suppliers have in all instances fully complied with all applicable requirements. If any of these events occur, our reputation could be harmed, we could lose customers and there could be a material adverse effect on our business, financial condition and results of operations.

If we cannot achieve the required level and quality of production, we may need to outsource production or rely on licensing and other arrangements with third parties who possess sufficient manufacturing facilities and capabilities in compliance with regulatory requirements. Even if we could outsource needed production or enter into licensing or other third-party arrangements, this could reduce our gross margin and expose us to the risks inherent in relying on others. We also cannot assure you that our suppliers will deliver an adequate supply of required components on a timely basis or that they will adequately comply with the QSR. Failure to obtain these components on a timely basis would disrupt our manufacturing processes and increase our costs, which would harm our operating results.

If we are unable to develop new products or enhance existing products to meet our customers' needs and compete favorably in the market, we may be unable to attract or retain customers.

Our success depends on the successful development, regulatory clearance or approval, introduction and commercialization of new generations of products, treatment systems, and enhancements to and/or simplification of existing products that will meet our customers' needs provide novel features and compete favorably in the market. The CyberKnife and TomoTherapy platforms, which are currently our principal products, are technologically complex and must keep pace with, among other things, the products of our competitors and new technologies. We are making significant investments in long-term growth initiatives. Such initiatives require significant capital commitments, involvement of senior management and other investments on our part, which we may be unable to recover. Our timeline for the development of new products or enhancements may not be achieved and price and profitability targets may not prove feasible. Commercialization of new products may prove challenging, and we may be required to invest more time and money than expected to successfully introduce them. Once introduced, new products may adversely impact orders and sales of our existing products or make them less desirable or even obsolete. Compliance with regulations, competitive alternatives, and shifting market preferences may also impact the successful implementation of new products or enhancements. Our inability to develop, gain regulatory approval for or supply competitive products to the market as quickly and effectively as our competitors could limit market acceptance of our products and reduce our sales.

In addition, we depend on one of our customers for a substantial portion of our revenue, and the loss of, or a significant reduction in orders from our major customer could have a material adverse effect on our revenue and operating results. We had one customer that represented 10% or more of total net revenue for the years ended June 30, 2025 and 2024, respectively. In the future, our major customer may decide not to purchase our products at all, may purchase fewer products than they did in the past, or may defer or cancel purchases or otherwise alter their purchasing patterns.

Our ability to successfully develop and introduce new products, treatment systems and product enhancements and simplifications, and the revenues and costs associated with these efforts, will be affected by our ability to:

- properly identify and address customer needs;
- prove feasibility of new products in a timely manner;
- educate physicians about the use of new products and procedures;
- comply with internal quality assurance systems and processes timely and efficiently;
- manage the timing and cost of obtaining regulatory approvals or clearances;
- accurately predict and control costs associated with inventory overruns caused by phase-in of new products and phase-out of old products;
- price new products competitively;

- manufacture and deliver our products in sufficient volumes on time and accurately predict and control costs associated with manufacturing, installation, warranty and maintenance of the products;

- meet our product development plan and launch timelines;

- enter into collaborations with third parties. For example, a key component of our research and development program is our collaboration with research programs at selected hospitals, cancer treatment centers, academic institutions and research institutions worldwide;

- improve manufacturing yields of components; and

- manage customer demands for retrofits of both old and new products.

Even if customers accept new products or product enhancements, the revenues from these products may not be sufficient to offset the significant costs associated with making them available to customers.

We cannot be sure that we will be able to successfully develop, obtain regulatory approval or clearance for, manufacture or introduce new products, treatment systems or enhancements, the roll-out of which involves compliance with complex quality assurance processes, including QSR. Failure to obtain regulatory approval or clearance for our products or to complete these processes in a timely and efficient manner could result in delays that could affect our ability to attract and retain customers, or could cause customers to delay or cancel orders, causing our backlog, revenues and operating results to suffer.

If we do not effectively manage our growth, our business may be significantly harmed.

In order to implement our business strategy, we expect continued growth in our infrastructure requirements, particularly as we expand into new and growing markets as well as expand our manufacturing capacities and sales and marketing capabilities. To manage our growth, we must expand our facilities, augment our management, operational and financial systems, hire and train additional qualified personnel, scale-up our manufacturing capacity and expand our marketing and distribution capabilities. Our manufacturing, assembly and installation process is complex and occurs over many months and we must effectively scale this entire process to satisfy customer expectations and changes in demand. Further, to accommodate our growth and compete effectively, we will be required to make improvements to our business operations. We cannot be certain that our personnel, systems, procedures and internal controls will be adequate to support our future operations and any expansion of our systems and infrastructure may require us to commit significant additional financial, operational and management resources. If we cannot manage our growth effectively, our business will suffer.

We could become subject to product liability claims, product recalls, other field actions and warranty claims that could be expensive, divert management's attention and harm our business.

Our business exposes us to potential liability risks that are inherent in the manufacturing, marketing, sale, installation, servicing, and support of medical device products. We may be held liable if one of our CyberKnife or TomoTherapy platforms or our software, including the Precision Treatment Planning System with iDMS Data Management System software, causes or contributes to injury or death or is found otherwise unsuitable during usage. Our products incorporate sophisticated components and computer software. Complex software can contain errors, particularly when first introduced. In addition, new products or enhancements may contain undetected errors or performance problems that, despite testing, are discovered only after installation. Because our products are designed to be used to perform complex surgical and therapeutic procedures involving delivery of radiation to the body, defects, even if small, could result in a number of complications, some of which could be serious and could harm or kill patients. Any alleged weaknesses in physician training and services associated with our products may result in unsatisfactory patient outcomes and product liability lawsuits. It is also possible that defects in the design, manufacture or labeling of our products might necessitate a product recall or other field corrective action, which may result in warranty claims beyond our expectations and may harm our reputation and create adverse publicity. A product liability claim, regardless of its merit or eventual outcome, could result in significant legal defense costs that may not be covered by insurance and be time-consuming to defend. We may also be subject to claims for personal injury, property damage or economic loss related to, or resulting from, any errors or defects in our products, or the installation, servicing and support of our products, or any professional services rendered in conjunction with our products. Adverse publicity related to any product liability actions may cause patients to be less receptive to radiation therapy generally or our products specifically and could also result in additional regulation that could adversely affect our ability to promote, manufacture and sell our products. The coverage limits of our insurance policies may not be adequate to cover future claims.

If sales of our products increase or we suffer future product liability claims, we may be unable to maintain product liability insurance in the future at satisfactory rates or with adequate amounts of coverage. A product liability claim, any product recalls or other field actions or excessive warranty claims, whether arising from defects in design or manufacture or labeling, could negatively affect our sales or require a change in the design, manufacturing process or the indications for which our systems or software may be used, any of which could harm our reputation and business and result in a decline in revenue.

In addition, if a product we designed or manufactured is defective, whether because of design or manufacturing, supplied parts, or labeling defects, improper use of the product or other reasons, we may be required to notify regulatory authorities and/or to recall the product, possibly at our expense. We have voluntarily initiated recalls and other product corrections in the past. For example, in fiscal year 2025, we voluntarily initiated one recall related to the couch for the CyberKnife System, which was reported to the FDA. We are committed to the safety and precision of our products and while no serious adverse health consequences have been reported in connection with these recalls and the costs associated with each such recall were not material, we cannot ensure that the FDA will not require that we take additional actions to address problems that resulted in previous recalls or that similar or more significant product recalls will not occur in the future. A required notification of a correction or removal to a regulatory authority or recall could result in an investigation by regulatory authorities of our products, which could in turn result in required recalls, restrictions on the sale of the products or other civil or criminal penalties. The adverse publicity resulting from any of these actions could cause customers to review and potentially terminate their relationships with us. These investigations, corrections or recalls, especially if accompanied by unfavorable publicity, patient injury or termination of customer contracts, could result in incurring substantial costs, losing revenues and damaging our reputation, each of which would harm our business.

Our reliance on single-source suppliers for critical components of the CyberKnife and TomoTherapy platforms could harm our ability to meet demand for our products in a timely and cost effective manner.

We currently depend on single source suppliers for some of the critical components necessary to assemble the CyberKnife and TomoTherapy platforms, including, with respect to the CyberKnife platform, the robot, couch and magnetron and, with respect to the TomoTherapy platforms, the couch, solid state modulator and magnetron. Global supply chain disruptions in parts of our supply chain, have occurred and could occur again in the future, causing delays in the receipt of certain component parts for our products and increased pricing pressure for such parts, including with respect to parts purchased from our single-source suppliers, adversely affecting our gross margins and increasing the risk that these supply chain disruptions could materially affect our ability to meet customer demand. Furthermore, as a result of the effects of the macroeconomic conditions, including inflation, and supply chain challenges, some of our suppliers have limited or reduced the sale of such components to us or increased the cost of such components to us. If these conditions worsen, or if these suppliers were to experience financial difficulties, additional supply chain or other problems that prevents them from supplying us with the necessary components, we could fail to meet product demand, which could have a material adverse effect on our business, financial condition and results of operations. These sole source and other suppliers could also be subject to quality and performance issues, materials shortages, excess demand, reduction in capacity and other factors that may disrupt the flow of goods to us; thereby adversely affecting our business and customer relationships. If any single-source supplier was to cease delivering components to us or fail to provide the components to our specifications and on a timely basis, we might be required to find alternative sources for these components. The disruption or termination of the supply of components, including as a result of global shortages in important components, have resulted in, and will continue to cause, inflationary pressure on our supply chain and a significant increase in the costs of these components, which have materially affected and could continue to adversely affect our results of operations. In addition, we expect inflation and the ongoing supply chain challenges and logistics costs to impact our cash from operations through at least calendar year 2025. In some cases, alternative suppliers may be located in the same geographic area as existing suppliers, and are thus subject to the same economic, political and geographic factors that may affect existing suppliers to meet our demand. We may have difficulty or be unable to find alternative sources for these components. Difficulties in obtaining a sufficient supply of component materials could increase as well as the costs associated with such components, and we expect such difficulties to persist through at least calendar year 2025. As a result, we may be unable to meet the demand for the CyberKnife or TomoTherapy platforms, which could harm our ability to generate revenue and damage our reputation. Even if we do find alternate suppliers, we will be required to qualify any such alternate suppliers and we would likely experience a lengthy delay in our manufacturing processes or a cessation in production, which would result in delays of shipment to end users. We cannot assure you that our single-source suppliers will be able or willing to meet our future demands.

We generally do not maintain large volumes of inventory, which makes us even more susceptible to harm if a single source supplier fails to deliver components on a timely basis or we experience quality issues with the components we do have in inventory, and maintaining our historical levels of inventory has been adversely impacted by the macroeconomic

environment. For example, a supplier quality issue resulted in higher than anticipated failure rates for a component in our platforms, which resulted in higher parts consumption costs that adversely affected our financial results in fiscal year 2024. Furthermore, if we are required to change the manufacturer of a critical component of the CyberKnife or TomoTherapy platforms, we will be required to verify that the new manufacturer maintains facilities, procedures and operations that comply with our quality and applicable regulatory requirements and guidelines, which could further impede our ability to manufacture our products in a timely manner. If the change in manufacturer results in a significant change to the product, a new 510(k) clearance would be necessary, which would likely cause substantial delays. The disruption or termination of the supply of key components for the CyberKnife or TomoTherapy platforms could harm our ability to manufacture our products in a timely manner or within budget, harm our ability to generate revenue, lead to customer dissatisfaction and adversely affect our reputation and results of operations.

Failures of components also affect the reliability and performance of our products, can reduce customer confidence in our products, increase service parts consumption, and may adversely affect our financial performance. From time to time, we may receive components that do not perform according to their specifications, which could result in the inability of such customer utilize our systems in their practices until such components are replaced. Any future difficulty in obtaining reliable component parts could result in increased customer dissatisfaction and adversely affect our reputation, our ability to protect and retain our installed base of customers and results of operations.

We depend on key employees, the loss of whom would adversely affect our business. If we fail to attract and retain employees with the expertise required for our business, we may be unable to continue to grow our business.

We are highly dependent on the members of our senior management, sales, marketing, operations and research and development staff. Our future success will depend in part on our ability to retain our key employees and to identify, hire and retain additional personnel. Competition for qualified personnel in the medical device industry is intense and finding and retaining qualified personnel with experience in our industry is very difficult. We believe there are only a limited number of individuals with the requisite skills to serve in many of our key positions and we face significant competition for key personnel and other employees, from other medical equipment and software manufacturers, technology companies, universities and research institutions. Fluctuations in labor availability globally, including labor shortages and staff burnout and attrition, may also impact our ability to hire and retain personnel critical to our manufacturing, logistics, and commercial operations. In addition, no payments were made under the company bonus plan in fiscal year 2025. As a result, we may not be able to retain our existing employees or hire new employees quickly enough to meet our needs. Moreover, we have from time to time conducted reductions in force in order to optimize our organizational structure and reduce costs, some of which were substantial, and certain senior personnel have also departed for various reasons. At the same time, we may face high turnover among employees that are critical to our ongoing operations, requiring us to expend time and resources, including financial resources, to source, train and integrate new employees. The challenging markets in which we compete for talent may also require us to invest significant amounts of cash and equity to attract and retain employees. In addition, a significant portion of our compensation to our key employees is in the form of stock related grants. A prolonged depression in our stock price could make it difficult for us to retain our key and other employees and recruit additional qualified personnel and we may have to pay additional compensation to employees to incentivize them to join or stay with us. We do not maintain, and do not currently intend to obtain, key employee life insurance on any of our personnel. If we fail to hire and retain key personnel and other employees, we may be unable to continue to grow our business successfully.

Disruption of critical information technology systems, infrastructure and data or cyberattacks or other security breaches or incidents could harm our business and financial condition.

Information technology helps us operate more efficiently, interface with customers, maintain financial accuracy and efficiency and accurately produce our financial statements. If we do not allocate and effectively manage the resources necessary to build, sustain and secure the proper technology infrastructure, we could be subject to transaction errors, processing inefficiencies, the loss of customers, business disruptions or the loss, unavailability of or damage to data and intellectual property through a cyberattack (including ransomware and other attacks) or other security breaches or incidents. While management is committed to identifying cybersecurity risks and working to address them through oversight of data security by our Chief Information Security Officer and implementation of various technical safeguards, procedural requirements and policies, regardless of the resources we allocate and the effectiveness with which we manage them, we face a risk of cyberattacks and other security breaches and incidents. Any cyberattacks or other security breaches or incidents we suffer could expose us to a risk of lost, unavailable, or corrupted information, unauthorized disclosure or other processing of information, claims, litigation and possible liability to employees, customers and others, and investigations and proceedings

by regulatory authorities. Cyberattacks and other means of creating security breaches and incidents or disruptions continue to increase in frequency, sophistication, and intensity and are becoming increasingly difficult to detect on a timely basis or otherwise, especially as they relate to attacks on third-party providers or their vendors. Such attacks are often carried out by motivated and highly skilled actors, who are increasingly well-resourced. Techniques used to compromise or sabotage systems, including the use of advanced technologies, such as machine learning or artificial intelligence ("AI") change frequently, may originate from less regulated and remote areas of the world, may be difficult to detect, and generally are not recognized until after they are launched against a target. As a result, we may be unable to anticipate these techniques or implement adequate preventative measures. Additionally, cyberattack activity may be heightened in connection with geopolitical events such as the Russia-Ukraine and Middle East conflicts. In addition to potential exposure to cyberattacks, security incidents, or other actions that may compromise the security of or interfere with the function of our products, defects or vulnerabilities in the software or systems of our third-party vendors may expose failures in our internal controls and risk management processes, which may adversely impact our business, financial condition, results of operations, or cash flows and may also harm our reputation, brand, and customer relationships.

If our data management systems or those of our third-party providers do not effectively collect, store, process and report relevant data for the operation of our business, whether due to equipment malfunction or constraints, software deficiencies, computer viruses, security breaches or incidents, cyberattacks, catastrophic events or human error, our ability to effectively plan, forecast and execute our business plan and comply with applicable laws and regulations will be impaired, perhaps materially. Any such impairment could materially and adversely affect our financial condition, results of operations, cash flows and the timeliness with which we internally and externally report our operating results. As a result, our information systems require an ongoing commitment of significant resources to maintain, protect, and enhance existing systems and develop new systems to keep pace with continuing changes in information processing technology, evolving legal and regulatory standards, the increasing need to protect patient and customer information, and the information technology needs associated with our changing products and services. There can be no assurance that our process of consolidating the number of systems we operate, upgrading and expanding our information systems capabilities, continuing our efforts to build security into the design of our products, protecting and enhancing our systems and developing new systems to keep pace with continuing changes in information processing technology will be successful or that additional systems issues will not arise in the future, or that we will not suffer from disruptions or other systems issues even if we devote substantial resources and personnel to these efforts.

In addition, privacy and security breaches and incidents arising from errors, malfeasance or misconduct by employees, contractors or others with permitted access to our systems may pose a risk that sensitive data, including individually identifiable data, may be exposed to unauthorized persons or to the public and may compromise our security systems. There can be no assurance that any efforts we make to prevent against such privacy or security breaches or incidents have been or will be able to prevent breakdowns or breaches or incidents in our systems or those of our third-party service providers that could adversely affect our business. Third parties may also attempt to fraudulently induce employees or customers into disclosing usernames, passwords or other sensitive information, which may in turn be used to access our information technology systems. For example, our employees have received in the past and likely will continue to receive "phishing" e-mails attempting to induce them to divulge sensitive information. We may also face increased cybersecurity risks due to our reliance on internet technology and many of our employees working remotely at least part of the time, which may create additional opportunities for cybercriminals to exploit vulnerabilities. In addition, adversaries might attempt to gain unauthorized access to our products or systems to obtain personal data relating to patients or employees, our confidential or proprietary information or confidential information we hold on behalf of third parties, which, if successful, could pose a risk of loss, unavailability, or corruption of, or unauthorized access to or acquisition of, data, risk to patient safety and risk of product recall. The techniques used to obtain unauthorized access to our systems change frequently and may be difficult to detect, and we may not be able to anticipate and prevent these intrusions or mitigate them when they occur. Third-party service providers store and otherwise process certain personal data and other confidential or proprietary information of ourselves and third parties on our behalf, and these service providers face similar risks. In addition, our employees, third-party service providers, strategic partners, or other contractors or consultants may input personal or confidential information, or other business data of ours, into an AI system (in particular, a system that is managed, owned, or controlled by a third party), which may disrupt and otherwise compromise our business operations, divert the attention of management and key information technology resources, potentially lead to security breaches or incidents or other unauthorized access to, or other use or processing of, personal information, our confidential information or other business data. Moreover, we manufacture and sell hardware and software products that allow our customers to store confidential information about their patients. Both types of products are often connected to and reside within our customers' information technology infrastructures. We do not have measures to configure or secure our customers' equipment or any information stored in our customers' systems or at

their locations, which is the responsibility of our customers. Our customers are also continually updating their cybersecurity standards for the products that they purchase. While we have implemented security measures designed to protect our hardware and software products from unauthorized access and cyberattacks, these measures may not meet the standards set by our customers or be effective in securing these products, particularly since techniques used to obtain unauthorized access, or to sabotage systems, change frequently and may not be recognized until launched against a target. A network security or systems security breach of incident suffered by ourselves or our third-party service providers or other events that cause the loss or unauthorized use or disclosure of, or access by third parties to, sensitive information stored by us or our customers could result in loss, unavailability, or unauthorized acquisition, modification, or other processing of data, and any such events, or the perception that these events have occurred or that our security measures for our products are lacking, could have serious negative consequences for our business, including indemnity obligations, possible fines, penalties and damages, reduced demand for our products and services, an unwillingness of our customers to use our products or services, harm to our reputation and brand, and time consuming and expensive litigation, any of which could have an adverse effect on our business, financial condition, and operating results.

Due to frequently changing attack techniques, along with the increased volume and sophistication of the attacks, including the increasing use of tools and techniques that are designed to circumvent controls, avoid detection, and remove or obfuscate forensic evidence, all of which hinders our ability to identify, investigate, and recover from incidents, we could be adversely impacted by cybersecurity attacks or other security breaches or incidents. This impact could result in reputational, competitive, operational, or other business harm as well as financial costs and claims, demands, litigation and regulatory action.

While we do maintain insurance coverage that is intended to address certain aspects of data security risks, such insurance coverage may be insufficient to cover all losses or all types of claims that may arise.

Any actual or perceived failure by us to comply with legal or regulatory requirements related to privacy, cybersecurity and data protection in one or multiple jurisdictions could result in proceedings, actions or penalties against us.

There are numerous state, federal and foreign laws, regulations, decisions and directives regarding privacy and the collection, storage, transmission, use, processing, disclosure and protection of personal information and other data, the scope of which is continually evolving and subject to differing interpretations. Our worldwide operations mean that we are subject to privacy, cybersecurity and data protection laws and regulations in many jurisdictions to varying degrees, and that some of the data we process, store and transmit may be transmitted across countries. For example, in the U.S., privacy and security rules implementing the Health Insurance Portability and Accountability Act ("HIPAA") require us as a business associate, in certain instances, to protect the confidentiality of patient health information, and the Federal Trade Commission has consumer protection authority, including with regard to privacy and cybersecurity. In Europe, the GDPR imposes several stringent requirements for controllers and processors of personal data that impose substantial obligations and, in the event of violations, may impose significant fines of up to the greater of 4% of worldwide annual revenue or €20 million. In the UK, the Data Protection Act of 2018 and the UK GDPR collectively implement material provisions of the GDPR and provide for penalties for noncompliance of up to the greater of £17.5 million or four percent of worldwide revenues.

Data transfer and localization requirements also appear to be increasing and becoming more complex. With regard to transfers to the U.S. of personal data from our employees and European customers and users, both the EU-U.S. Privacy Shield and standard contractual clauses issued by the European Commission (the "EU SCCs") have been subject to legal challenge. In July 2020, the Court of Justice of the European Union ("CJEU") released a decision in the Schrems II case (Data Protection Commissioner v. Facebook Ireland, Schrems) (the "CJEU Decision"), declaring the EU-U.S. Privacy Shield invalid and imposing additional obligations in connection with the use of the EU SCCs, another mechanism for cross-border personal data transfers from the European Economic Area ("EEA"). Although the EU SCCs remain a valid means to transfer personal data from the EEA, the CJEU imposed additional obligations in connection with their use and, on June 4, 2021, the European Commission issued revised EU SCCs that address certain concerns of the CJEU. The United Kingdom also has issued new standard contractual clauses (the "UK SCCs") that became effective March 21, 2022, and which are required to be implemented. In March 2022, the EU and U.S. reached an agreement in principle on a new EU-U.S. Data Privacy Framework ("DPF"). In October 2022, the U.S. issued an executive order in furtherance of the DPF, on which basis the European Commission adopted an adequacy decision with respect to the DPF in July 2023, allowing its implementation and availability for companies to use to legitimize transfers of personal data from the E.U. to the U.S. It remains unclear, however, whether this framework will be appropriate for us to rely upon. The DPF has faced a legal challenge and it may be subject to additional challenges. Additionally, the European Commission's adequacy decision regarding the DPF provides

that the DPF will be subject to future reviews and may be subject to suspension, amendment, repeal, or limitations to its scope by the European Commission. Additionally, the U.S. Department of Justice issued a final rule that took effect in April 2025 and places limitations, and in some cases prohibitions, on certain transfers of sensitive personal data to data to business partners located in China or with other specified links to China and other designated countries (the "DOJ Sensitive Personal Data Transfer Limitations Rule"). These and other developments relating to cross-border data transfer may require us to implement additional contractual and technical safeguards for any personal data transferred out of various jurisdictions, which may increase compliance costs, lead to increased regulatory scrutiny or liability, may require additional contractual negotiations, and may adversely impact our business, financial condition and operating results.

Other jurisdictions have adopted laws and regulations addressing privacy, data protection, data security, or other aspects of data processing, such as data localization. For example, the People's Republic of China ("PRC") and Russia have passed laws that require individually identifiable data on their citizens to be maintained on local servers and that may restrict transfer or processing of that data if certain data quantity thresholds are triggered. Additionally, the Personal Information Protection Law ("PIPL") of the PRC went into effect on November 1, 2021. The PIPL shares similarities with the GDPR, including extraterritorial application, data minimization, data localization, and purpose limitation requirements, and obligations to provide certain notices and rights to citizens of the PRC. The PIPL allows for fines of up to 50 million Renminbi or 5% of a covered company's revenue in the prior year. We may be required to modify our policies, procedures, and data processing measures in order to address requirements under these or other privacy, data protection, or cybersecurity regimes, and may face claims, litigation, investigations, or other proceedings regarding them and may incur related liabilities, expenses, costs, and operational losses.

Further, the U.S. government has undertaken an evaluation of national security concerns and other risks relating to the transfer of personally identifiable information from the United States to China, and on June 9, 2021, U.S. President Biden signed an executive order instituting a framework for determining national security risks of transactions that involve applications connected to governments or militaries of certain foreign adversaries or that collect sensitive personal data from U.S. consumers, with the DOJ Sensitive Personal Data Transfer Limitations Rule issued in April 2025. In 2019, an executive order citing national security risks in the telecommunications sector served to block U.S. companies from buying Chinese-made Huawei and ZTE products. If our operations, including those involving the processing of U.S.-collected data such as medical imagery, through the JV in China, come to be perceived as a U.S. national security risk, those operations may become subject to executive orders, sanctions, or other measures. The DOJ Sensitive Personal Data Transfer Limitations Rule, and any other ban or other restriction on our transfer of data to the JV in China, may increase costs as we seek operational and data processing alternatives.

New and proposed privacy, cybersecurity, and data protection laws are also providing new rights to individuals and increasing the penalties associated with non-compliance. For example, the California Consumer Privacy Act (the "CCPA"), which became effective on January 1, 2020, imposes stringent data privacy and data protection requirements regarding the personal information of California residents, and provides for penalties for noncompliance of up to $7,500 per violation, as well as a private right of action from individuals in relation to certain security breaches.

The California Privacy Rights Act ("CPRA"), approved by California voters in November 2020, became effective on January 1, 2023. The CPRA, significantly modified the CCPA, has resulted in further uncertainty and may require us to incur additional costs and expenses in an effort to comply. We will continue to monitor developments related to the CPRA and anticipate additional costs and expenses associated with CPRA compliance. The enactment of the CCPA, as modified by the CPRA, is prompting a wave of similar legislative developments in other states in the U.S., which could potentially create a patchwork of overlapping but different state laws. For example, Virginia, Colorado, Utah, and Connecticut all have enacted state laws that became effective in 2023; Texas, Montana, Oregon, and Florida have adopted laws that became effective in 2024, Delaware, Iowa, Maryland, Minnesota, Nebraska, New Hampshire, New Jersey and Tennessee have adopted laws that have become or will become effective in 2025; and Indiana, Kentucky, and Rhode Island have adopted laws that will become effective in 2026. These new state laws share similarities with the CCPA, CPRA, and legislation proposed in other states. Other states have enacted other types of privacy legislation, such as Washington's My Health, My Data Act, which includes a private right of action. Additionally, the U.S. federal government is contemplating privacy legislation. We cannot fully predict the impact of the CCPA, CPRA, or other new or proposed legislation on our business or operations, but the restrictions imposed by these laws and regulations may require us to modify our data handling practices and impose additional costs and burdens, including risks of regulatory fines, litigation and associated reputational harm. In addition, U.S. and international laws that have been applied to protect consumer privacy (including laws regarding unfair and deceptive practices in the U.S. and GDPR in the EU) may be subject to evolving interpretations or applications in light of privacy

developments. As a result, we may be subject to significant consequences, including penalties and fines, for any failure to comply with such laws, regulations and directives.

Privacy, cybersecurity and data protection legislation around the world is comprehensive and complex and there has been a trend towards more stringent enforcement of requirements regarding protection and confidentiality of personal data. The restrictions imposed by such laws and regulations may limit the use and adoption of our products and services, reduce overall demand for our products and services, require us to modify our data handling practices and impose additional costs and burdens. With increasing enforcement of privacy, cybersecurity and data protection laws and regulations, there is no guarantee that we will not be subject to investigation, enforcement actions or other proceedings by governmental bodies or that our costs relating to privacy, data protection or cybersecurity laws and regulations will not increase significantly. Enforcement actions, investigations and other proceedings can be costly, require significant time and attention of management and other personnel and interrupt regular operations of our business. In addition, there has been a developing trend of civil lawsuits and class actions relating to breaches of consumer data held by large companies. While we have not been named in any such suits, we may be in the future, including if we were to suffer a security breach or incident. Any inability to adequately address concerns relating to privacy, data protection or cybersecurity, even if unfounded, or to comply with applicable laws, regulations, policies, industry standards, contractual obligations or other legal obligations could result in additional cost and liability to us, damage our reputation, inhibit sales and adversely affect our business. Our actual or alleged failure to comply with applicable laws and regulations could result in investigation, enforcement actions or other proceedings against us, including fines and public censure, claims for damages by customers and other affected individuals, damage to our reputation and loss of goodwill (both in relation to existing customers and prospective customers), any of which could harm our business, results of operations and financial condition.

We have incorporated and continue to work to further incorporate artificial intelligence into our products, services, and internal operations. Implementation of artificial intelligence and machine learning technologies may result in legal and regulatory risks, reputational harm, or other adverse consequences to our business.

We have integrated AI, including machine learning, in certain of our products, services and internal operations. Some of the uses in our internal operations include using AI to help detect and respond to abnormalities that could indicate a part is about to break, provide our service engineers support on information about parts, analyzing datasets, creating documents for internal purposes, and develop processes for internal departments to manage internal workflows. Further, certain of our third-party vendors utilize AI and machine learning technologies in furnishing services to us. As with many technological innovations, AI presents risks and challenges that could affect its adoption, and therefore our business. Our products utilize, and we plan to further examine, develop and introduce, machine learning algorithms, predictive analytics, and other AI technologies to offer new or upgraded solutions and enhance our capabilities. If these AI or machine learning models are incorrectly designed, the performance of our products, services, and business, as well as our reputation, could suffer or we could incur liability through the violation of laws or contracts to which we are a party. Additionally, new and evolving laws and regulations related to the development and use of AI and machine learning technologies have been proposed, and in certain cases enacted, in various jurisdictions, including the United States, and the EU has adopted an AI Act that adopts an overall regulatory framework for AI. These laws and regulations may impose onerous obligations and may require us to unexpectedly rework or reevaluate improvements to be compliant. Use of AI technologies may expose us to an increased risk of regulatory enforcement and litigation. Moreover, some of the AI features involve the processing of personal data and may be subject to laws, policies, legal obligations, and codes of conduct related to privacy and data protection.

Though we have taken steps to be thoughtful in our development, training, and implementation of AI, it could pose certain risks to our customers, including patients, clinicians, and healthcare institutions, and it is not guaranteed that regulators will agree with our approach to limiting these risks or to our compliance more generally. Risks can include, but are not limited to, the potential for errors or inaccuracies in the algorithms or models used by AI, the potential for bias or inaccuracies in the data used to train the AI, the potential for improper processing of personal information, and the potential for cybersecurity breaches that could compromise patient data or product functionality. Such risks could negatively affect the performance of

our products, services, and business, as well as our reputation and the reputations of our customers, and we could incur liability through the violation of laws or contracts to which we are a party or civil claims.

Continued consolidation in the healthcare industry could have an adverse effect on our business, financial condition, or results of operations.

The healthcare industry has been consolidating, and organizations continue to consolidate purchasing decisions for many of our customers, particularly in the United States. Numerous initiatives and reforms by legislators, regulators, and third-party payors to curb the rising cost of healthcare have catalyzed a consolidation of aggregate purchasing power within the markets in which we sell our products. As the healthcare industry consolidates, competition to provide products and services is expected to continue to intensify, resulting in pricing pressures and decreased average selling prices. In addition, for smaller hospitals or groups that do not consolidate with larger networks, these entities may face increasing cost and/or competitive pressures, which could impact their ability to purchase additional products and services from us or make contractual payments over time. We expect that market demand, government regulation, third-party payor coverage and reimbursement policies, government contracting requirements, new entrants, technology, and societal pressures will continue to change the worldwide healthcare industry, resulting in further consolidation, which may exert further downward pressure on prices of our products and services and may have a material adverse impact on our business, financial condition, or results of operations.

If third-party payors do not provide sufficient coverage and reimbursement to healthcare providers for use of the CyberKnife and TomoTherapy platforms or if the number of patients covered by health insurance reduces, demand for our products and our revenue could be adversely affected.

Our customers rely significantly on reimbursement from public and private third-party payors for CyberKnife and TomoTherapy platform procedures. Our ability to commercialize our products successfully and increase market acceptance of our products will depend in significant part on the extent to which public and private third-party payors provide adequate coverage and reimbursement for procedures that are performed with our products and the extent to which patients that are treated by our products continue to be covered by health insurance. Third-party payors may establish or change the reimbursement for medical products and services that could significantly influence the purchase of medical products and services. If reimbursement policies or other cost containment measures are instituted in a manner that significantly reduces the coverage or payment for the procedures that are performed with our products or if there is a prolonged reduction in the number of patients eligible to be treated by our products that are covered by health insurance, our revenue may decline, our existing customers may not continue using our products or may decrease their use of our products, and we may have difficulty obtaining new customers. Such actions would likely have a material adverse effect on our operating results.

In addition, the Centers for Medicare and Medicaid Services ("CMS") reviews reimbursement rates annually and may implement significant changes in future years, which could discourage existing and potential customers from purchasing or using our products. Further, outside of the U.S., reimbursement practices vary significantly by country. Market acceptance of our products may depend on the availability and level of coverage and reimbursement in any country within a particular time.

The safety and efficacy of our products for certain uses is not yet supported by long-term clinical data, and our products may therefore prove to be less safe and effective than initially thought.

Although we believe that the CyberKnife and TomoTherapy platforms have advantages over competing products and technologies, we do not have sufficient clinical data demonstrating these advantages for all tumor indications. In addition, we have only limited five-year patient survival rate data, which is a common long-term measure of clinical effectiveness in cancer treatment. We also have limited clinical data directly comparing the effectiveness of the CyberKnife platform to other competing platforms. Future patient studies or clinical experience may indicate that treatment with the CyberKnife platform does not improve patient survival or outcomes relative to other platforms.

Likewise, because the TomoTherapy platform has only been on the market since 2003, we have limited complication or patient survival rate data with respect to treatment using the systems for all clinical indications. If future patient studies or clinical experience do not support our beliefs that the TomoTherapy platform offer a more advantageous treatment for a wide variety of cancer types, use of the systems could fail to increase or could decrease, and our business would therefore be adversely affected.

Such results could reduce the rate of reimbursement by both public and private third-party payors for procedures that are performed with our products, slow the adoption of our products by physicians, significantly reduce our ability to achieve expected revenues and could prevent us from being profitable. In addition, if future results and experience indicate that our products cause unexpected or serious complications or other unforeseen negative effects, the FDA could rescind our clearances, our reputation with physicians, patients and others may suffer and we could be subject to significant legal liability.

We rely on third parties to perform shipping and logistics functions on our behalf. Failures or disruptions at our logistics providers have occurred and could occur in the future, which could adversely impact our business.

Customer service is a critical element of our sales strategy. Third party logistics providers store most of our spare parts inventory in depots around the world and perform a significant portion of our spare parts logistics and shipping activities. Our logistics providers may terminate their relationship with us, suffer an interruption in their business, including as a result of macroeconomic factors, significantly increase fees for services or experience delays, disruptions or quality control problems in their operations, or we may have to change and qualify alternative logistics providers for our spare parts. For example, in recent years, we have experienced delays in shipment of parts to customers as well as increased freight and logistics expenses due to macroeconomic factors and these impacts could intensify. These delays and increased costs have adversely affected our gross margins and net income (loss) and we currently expect such delays and increased costs to continue through at least calendar year 2025, and potentially longer. If this continues for longer than we expect or if any of the above occurs our customers may experience further delays and higher costs and our reputation, business, financial condition and results of operations, including our ability to recognize revenue, may be adversely affected.

Third parties may claim we are infringing their intellectual property or that we are operating outside the scope of or violating a license or other agreement relating to their intellectual property, and we could suffer significant audit, litigation or licensing expenses, incur liabilities associated with indemnification obligations to customers, experience disruptions in the supply of components of our products or related services, or be prevented from selling our product or components of our product.

The medical device industry is characterized by a substantial amount of litigation over patent and other intellectual property rights. In particular, the field of radiation treatment of cancer is well established and crowded with the intellectual property of competitors and others. We also expect that other participants will enter the field. A number of companies in our market, as well as universities and research institutions, have issued patents and have filed patent applications that relate to the use of radiation therapy and stereotactic radiosurgery to treat cancerous and benign tumors.

Determining whether a product infringes a patent involves complex legal and factual issues, and the outcome of patent litigation actions is often uncertain. We have not conducted an extensive search of patents issued to third parties, and no assurance can be given that third-party patents containing claims covering our products, parts of our products, technology or methods do not exist, have not been filed, or could not be filed or issued. Because of the number of patents issued and patent applications filed in our technical areas or fields, our competitors or other third parties may assert that our products and the methods we employ in the use of our products are covered by U.S. or foreign patents held by them.

In addition, because patent applications can take many years to issue and because publication schedules for pending applications vary by jurisdiction, there may be applications now pending of which we are unaware, and which may result in issued patents that our current or future products infringe. Also, because the claims of published patent applications can change between publication and patent grant, there may be published patent applications that may ultimately issue with claims that we infringe. There could also be existing patents that one or more of our products or parts may infringe and of which we are unaware. As the number of competitors in the market for less invasive cancer treatment alternatives grows, and as the number of patents issued in this area grows, the possibility of patent infringement claims against us increases. Regardless of the merit of infringement claims, they can be time-consuming and result in costly litigation and diversion of technical and management personnel. Some of our competitors may be able to sustain the costs of complex patent litigation more effectively than we can because they have substantially greater resources. In addition, any uncertainties resulting from the initiation and continuation of any litigation could have a material adverse effect on our ability to raise funds, if necessary, to continue our operations.

Also, because we purchase major components and software for each of our products from third party suppliers and manufacturers, we face the additional risk that infringement claims may be brought against us based on patents and other

intellectual property rights that are embodied or contained in, or practiced by, those components (including software components) that we obtain from third parties, and any such claims against us, such as by our direct and indirect suppliers, may additionally allege that we are operating outside the scope of or violating a license or other agreement relating to their intellectual property. These third party suppliers or manufacturers may terminate their licenses with us for a variety of reasons, including actual or perceived failures or breaches of contractual commitments, or they may choose not to renew their licenses with us. The loss of, or inability to obtain, certain third-party licenses or other rights, including the right to resell, or to obtain such licenses or rights on favorable terms, or the need to engage in litigation regarding these matters, could affect the operability or performance of our products until equivalent technology can be identified, licensed or developed, if at all, and integrated into our products, and it may have a material adverse effect on our business, financial condition, and results of operations.

In the event that we become subject to a patent infringement or other intellectual property lawsuit and if the relevant patents or other intellectual property were upheld as valid and enforceable and we were found to infringe or violate the terms of a license or other agreement to which we are a party, we could be subject to third-party audit, experience disruptions in the supply of third-party components or related services, or be prevented from selling our products (or components of our products) unless we obtain a license or are able to redesign the product to avoid infringement. Required licenses may not be made available to us on acceptable terms or at all. If we are unable to obtain a license or successfully redesign our system, we might be prevented from selling such system. If there is an allegation or determination that we have infringed the intellectual property rights of a competitor or other person, we may be required to pay damages, pay ongoing royalties or otherwise settle such matter upon terms that are unfavorable to us. In these circumstances, we may be unable to sell our products at competitive prices or at all, and our business and operating results could be harmed.

We may be subject to claims that our employees have wrongfully used or disclosed alleged trade secrets of their former employers.

As is common in the medical device industry, we employ individuals who were previously employed at other medical equipment or biotechnology companies, including our competitors or potential competitors. We may be subject to claims that we or those employees have inadvertently or otherwise used or disclosed trade secrets or other proprietary information of their former employers. Litigation may be necessary to defend against these claims. If we fail in defending any such claims, in addition to paying monetary damages, we may lose valuable intellectual property rights or personnel. Even if we are successful in defending against claims of this nature, litigation could result in substantial costs and be a distraction to management.

It is difficult and costly to protect our intellectual property and our proprietary technologies and we may not be able to ensure their protection.

Our success depends significantly on our ability to obtain, maintain and protect our proprietary rights to the technologies used in our products. Patents and other proprietary rights provide uncertain protections, and we may be unable to protect our intellectual property. For example, we may be unsuccessful in defending our patents and other proprietary rights against third-party challenges. As key patents expire, our ability to prevent competitors from copying our technology may be limited. In addition, patent reform legislation or precedent could increase the uncertainties and costs surrounding the prosecution of our patent applications and the enforcement or defense of our issued patents.

In addition to patents, we rely on a combination of trade secrets, copyright and trademark laws, nondisclosure agreements and other contractual provisions and technical security measures to protect our intellectual property rights. These measures may not be adequate to safeguard the technology underlying our products, including in case of a security breach involving our intellectual property. If these measures do not protect our rights adequately, third parties could use our technology, and our ability to compete in the market would be reduced. Although we have attempted to obtain patent coverage for our technology where available and appropriate, there are aspects of the technology for which patent coverage was never sought or never received. There also may be countries in which we sell or intend to sell the CyberKnife or TomoTherapy platforms but have no patents or pending patent applications. Our ability to prevent others from making or selling duplicate or similar technologies will be impaired in those countries in which we have no patent protection. Although we have several issued patents in the U.S. and in foreign countries protecting aspects of the CyberKnife and TomoTherapy platforms, our pending U.S. and foreign patent applications may not issue, may issue only with limited coverage or may issue and be subsequently successfully challenged by others and held invalid or unenforceable. In addition, many countries limit the enforceability of patents against certain third parties, including government agencies or government contractors. In these countries, patents

may provide limited or no benefit. Patent protection must ultimately be sought on a country-by-country basis, which is an expensive and time consuming process with uncertain outcomes. Accordingly, we may choose not to seek patent protection in certain countries, and we will not have the benefit of patent protection in such countries.

Similarly, our issued patents and those of our licensors may not provide us with any competitive advantages. Competitors may be able to design around our patents or develop products which provide outcomes comparable or superior to ours. Our patents may be held invalid or unenforceable as a result of legal challenges by third parties, and others may challenge the inventorship or ownership of our patents and pending patent applications. In addition, the laws of some foreign countries, such as China where the JV operates, may not protect our intellectual property rights to the same extent as do the laws of the United States and, even if they do, uneven enforcement and procedural barriers may exist in such countries. In the event a competitor or other third party infringes upon our patent or other intellectual property rights or otherwise misappropriates such rights, enforcing those rights may be difficult and time consuming. Even if successful, litigation to enforce our intellectual property rights or to defend our patents against challenge could be expensive and time consuming and could divert our management's attention from our core business. Damage awards resulting from successful litigation in foreign jurisdictions may not be in amounts commensurate with damage awards in the U.S. We may not have sufficient resources to enforce our intellectual property rights or to defend our patents against a challenge. In addition, we may not prevail in any lawsuits that we initiate, and the damages or other remedies awarded, if any, may not be commercially valuable. Litigation also puts our patents at risk of being invalidated or interpreted narrowly and our patent applications at risk of not issuing. Additionally, we may provoke third parties to assert claims against us.

We also license patent and other proprietary rights to aspects of our technology to third parties in fields where we currently do not operate as well as in fields where we currently do operate. Disputes with our licensees may arise regarding the scope and content of these licenses. Further, our ability to expand into additional fields with our technologies may be restricted by our existing licenses or licenses we may grant to third parties in the future.

Additionally, we have written agreements with collaborators regarding the ownership of intellectual property arising from our collaborations. These agreements generally provide that we must negotiate certain commercial rights with collaborators with respect to joint inventions or inventions made by our collaborators that arise from the results of the collaboration. In some instances, there may not be adequate written provisions to address clearly the resolution of intellectual property rights that may arise from a collaboration. If we cannot successfully negotiate sufficient ownership and commercial rights to the inventions that result from our use of a third-party collaborator's materials where required, or if disputes otherwise arise with respect to the intellectual property developed with the use of a collaborator's technology, we may be limited in our ability to utilize these intellectual property rights. In addition, we may face claims by third parties that our agreements with employees, contractors or consultants obligating them to assign intellectual property to us are ineffective or in conflict with prior or competing contractual obligations of assignment, which could result in ownership disputes regarding intellectual property we have developed or will develop and interfere with our ability to capture the commercial value of such intellectual property. Litigation may be necessary to resolve an ownership dispute, and if we are not successful, we may be precluded from using certain intellectual property or may lose our exclusive rights in that intellectual property. Either outcome could harm our business.

The policies and procedures we have in place to protect our trade secrets may not be effective in preventing misappropriation of our trade secrets by others. In addition, confidentiality agreements executed by our employees, consultants and advisors may not be enforceable or may not provide meaningful protection for our trade secrets or other proprietary information in the event of unauthorized use or disclosure. Litigating a trade secret claim is expensive and time consuming, and the outcome is unpredictable. In addition, courts outside the United States are sometimes less willing to protect trade secrets. Moreover, our competitors may independently develop equivalent knowledge methods and know-how. If we are unable to protect our intellectual property rights, we may be unable to prevent competitors from using our own inventions and intellectual property to compete against us and our business may be harmed.

Unfavorable results of legal proceedings could materially and adversely affect our financial condition.

We are and may become a party to legal proceedings, claims, investigations, demands and other legal matters in the ordinary course of business or otherwise including intellectual property, product liability, employment, class action, whistleblower and other litigation claims, and governmental and other regulatory investigations and proceedings. These legal proceedings, claims and other legal matters, regardless of merit, may be costly, time-consuming and require the attention of key management and other personnel. The outcomes of such matters are uncertain and difficult to predict. If any such matters

are adjudicated against us, in whole or in part, we may be subject to substantial monetary damages, disgorgement of profits and injunctions that prevent us from operating our business, any of which could materially and adversely affect our business and financial condition. We cannot guarantee that our insurance coverage will be sufficient to cover any damages awarded against us. Further, legal proceedings, and any adverse resolution thereof, can result in adverse publicity and damage to our reputation, which could adversely impact our business.

Because the majority of our product revenue is derived from sales of the CyberKnife and TomoTherapy platforms, which have a long and variable sales and installation cycle, our revenues and cash flows may be volatile and difficult to predict.

Our primary products are the CyberKnife and TomoTherapy platforms. We expect to generate substantially all of our revenue for the foreseeable future from sales of and service contracts for the CyberKnife and TomoTherapy platforms. The CyberKnife and TomoTherapy platforms have lengthy sales and purchase order cycles because they are major capital equipment items and require the approval of senior management at purchasing institutions. In addition, sales to some of our customers are subject to competitive bidding or public tender processes. These approval and bidding processes can be lengthy. Selling our systems, from first contact with a potential customer to a complete order, generally spans six months to 30 months and involves personnel with multiple skills. The sales process in the U.S. typically begins with pre-selling activity followed by sales presentations and other sales related activities. After the customer has expressed an intention to purchase a CyberKnife or TomoTherapy platform, we negotiate and enter into a definitive purchase contract with the customer. The negotiation of terms that are not standard for Accuray typically requires additional time and approvals. Typically, following the execution of the contract, the customer begins the building or renovation of a radiation-shielded facility to house the CyberKnife or TomoTherapy platform, which together with the subsequent installation of the CyberKnife or TomoTherapy platform, can take up to 24 months to complete. In order to construct this facility, the customer must typically obtain radiation device installation permits, which are granted by state and local government bodies, each of which may have different criteria for permit issuance. If a permit was denied for installation at a specific hospital or treatment center, our CyberKnife or TomoTherapy platform could not be installed at that location. In addition, some of our customers are cancer centers or facilities that are new, and in these cases, it may be necessary for the entire facility to be completed before the CyberKnife or TomoTherapy platform can be installed, which can result in additional construction and installation delays. Our sales and installations of CyberKnife and TomoTherapy platforms tend to be heaviest during the third month of each fiscal quarter.

Under our revenue recognition policy, we recognize revenue attributable to a CyberKnife or TomoTherapy platform and related upgrades when control of a platform or upgrade is transferred, which generally happens when a system or upgrade is shipped, while an element of installation is deferred until performed. Events beyond our control may delay shipment or installation and the satisfaction of contingencies required to receive cash inflows and recognition of revenue associated with shipment or installation. Such events may include a delay in the construction at the customer site or customer delay in obtaining receipt of regulatory approvals such as certificates of need. In addition, disruption in operations of certain customers macroeconomic factors have resulted in delays in construction, shipment or installation and some have failed to timely pay their obligations when due. For example, reduced budgets and lower capital deployment priority for radiotherapy equipment, along with longer customer installation timelines, in the United States have negatively impacted our net revenue since fiscal year 2024, and we expect this will continue to have an impact through fiscal year 2026. If the events which are beyond our control delay the customer from obtaining funding or financing of the entire transaction, we may not be able to recognize revenue for the sale of the entire system because the collectability of contract consideration is not reasonably assured.

The long sales cycle, together with delays in the shipment of CyberKnife and TomoTherapy platforms or customer cancellations that could affect our ability to recognize revenue, could adversely affect our cash flows and revenue, which would harm our results of operations and may result in significant fluctuations in our reporting of quarterly revenues. Our historical experience indicates that some of our customers will cancel or renegotiate contracts as economic conditions change or when product offerings change during the long sales cycle. We anticipate a portion of our open contracts may never result in revenue recognition primarily due to the long sales cycle and factors outside of our control including changes in customers' needs or financial condition, changes in government or health insurance reimbursement policies or changes to regulatory requirements. As a result of these fluctuations, it is likely that in some future quarters, our operating results will fall below the expectations of securities analysts or investors. If that happens, the market price of our stock would likely decrease. These fluctuations also mean that you will not be able to rely upon our operating results in any particular period as an indication of future performance.

We depend on third-party distributors to market and distribute our products in international markets. If our distributors fail to successfully market and distribute our products, our business will be materially harmed.

We have strategic relationships with a number of key distributors for sales and service of our products in certain foreign countries, including the JV in China and other third-party distributors in other regions, including Europe, Russia, the Middle East, Africa, the Asia Pacific region, and Latin America. Many of the countries in these regions are not highly developed at this time and therefore, sales opportunities may be limited. We cannot control the efforts and resources our third party distributors will devote to marketing the CyberKnife or TomoTherapy platforms. Our distributors may not be able to successfully market and sell the CyberKnife or TomoTherapy platforms, may not devote sufficient time and resources to support the marketing and selling efforts and may not market the CyberKnife or TomoTherapy platform at prices that will permit the product to develop, achieve or sustain market acceptance. In some jurisdictions, we rely on our distributors to manage the regulatory process and oversee their activities such that they are in compliance with all laws that govern their activities, such as the U.S. Foreign Corrupt Practices Act ("FCPA"), and we are dependent on their ability to do so effectively. If a distributor is terminated by us or goes out of business, it may take us a period of time to locate an alternative distributor, to seek appropriate regulatory approvals and to train its personnel to market the CyberKnife or TomoTherapy platforms, and our ability to sell and service the CyberKnife or TomoTherapy platforms in the region formerly serviced by such terminated distributor could be materially and adversely affected. Any of our distributors could become insolvent or otherwise become unable to pay amounts owed to us when due. If any of these distributor relationships end and are not replaced, our revenues from product sales or the ability to service our products in the territories serviced by these distributors could be adversely affected. Any of these factors could materially and adversely affect our revenue from international markets, increase our costs in those markets or damage our reputation. If we are unable to attract additional international distributors, our international revenue may not grow. If our distributors experience difficulties, do not comply with regulatory or legal requirements that results in fines or penalties, do not actively market the CyberKnife or TomoTherapy platforms or do not otherwise perform under our distribution agreements, our potential for revenue from international markets may be dramatically reduced, and our business could be harmed.

The high unit price of the CyberKnife and TomoTherapy platforms, as well as other factors, may contribute to substantial fluctuations in our operating results, which could adversely affect our stock price.

Because of the high unit price of the CyberKnife and TomoTherapy platforms and the relatively small number of units shipped each quarter, each shipment of a CyberKnife or TomoTherapy platform can represent a significant percentage of our revenue for a particular quarter. Therefore, if we do not ship a CyberKnife or TomoTherapy platform when anticipated, we will not be able to recognize the associated revenue and our operating results will vary significantly from our expectations. This is of particular concern when the economic environment is volatile, such as the current economic environment. For example, during periods of severe economic volatility, such as during the COVID-19 pandemic, we have had customers cancel or postpone orders for our CyberKnife and TomoTherapy platforms and delaying any required build-outs. These fluctuations and other potential fluctuations mean that you should not rely upon our operating results in any particular period as an indication of future performance.

As a strategy to assist our sales efforts, we may offer extended payment terms, which may potentially result in higher days sales outstanding, reduced cash flows in a particular period and greater payment defaults.

We offer longer or extended payment terms for qualified customers in some circumstances. As of June 30, 2025, customer contracts with extended payment terms of more than one year amounted to approximately 4% of our total accounts receivable balance. While we qualify customers to whom we offer longer or extended payment terms, their financial positions may change adversely over the longer time period given for payment. This may result in an increase in payment defaults, which would negatively affect our revenue. In addition, any increase in days sales outstanding could also negatively affect our cash flow.

We have entered into certain relationships with collaborators, partnerships, strategic alliances, joint venture partners and other third parties, which are outside of our full control and may harm our existing business if we fail to realize the expected benefits of such relationships.

We are a part of certain collaborations, partnerships, strategic alliances, joint ventures and other third-party relationships and depend in part on them to grow our business and market share. Reliance on these third parties subjects us to a number of risks, including that:

- we may be required to contribute significant amounts of capital or incur losses in the initial stages of a collaboration, partnership, alliance or joint venture, particularly as selling and marketing activities increase ahead of expected long-term revenue. For example, we completed our capital contributions to the JV in the second quarter of fiscal 2020 and one system upgrade in the first quarter of fiscal 2021. Further contributions may be necessary in the future as the JV expands its operations in China in order to achieve our long-term strategy in China;

- the failure of a collaboration, partnership, strategic alliance, joint venture or other third-party relationship to meet our performance and financial expectations, which could adversely impact our ability to meet internal forecasts and expectations. For example, we have experienced losses in connection with our JV that has negatively impacted our operating results;

- the process for customers of the collaboration, partnership, alliance or joint venture to comply with local or foreign regulatory requirements that may be required to purchase our products may cause delays in the collaborator, partner, alliance partner or joint venture's ability to conduct business. For example, any delays in the JV obtaining necessary regulatory clearances for their products, in customers in China obtaining Class A or Class B user licenses or in the subsequent tender process to complete the sale could affect the JV's expected ability to initiate sales, recognize revenue and achieve revenue and orders expectations in China;

- we may not be in a position to exercise sole decision making authority regarding any collaboration, partnership, alliance or joint venture, which could result in impasses on decisions or decisions made by our partners, and our partners in such collaborations, partnerships, alliances or joint ventures may have economic or business interests that are, or may become, inconsistent with our interests. For example, our JV partner, CNNC High Energy Equipment (Tianjin) Co., Ltd., is a subsidiary of China Isotope and Radiation Corporation, which is a holding subsidiary of China National Nuclear Corporation ("CNNC"), which is a Chinese state-owned entity. We may be exposed to certain commercial, operational, and reputational risks as a result of CNNC being a state-owned entity and thus controlled by the Chinese government where CNNC may make politically motivated business decisions that do not align with our commercial interests. In addition, CNNC could conduct business with other companies, organizations or institutions that attract unfavorable political attention in the United States, which could harm our reputation. CNNC is also on the United States Department of Defense's list of Chinese Military Companies operating directly or indirectly in the United States under section 1260H of the National Defense Authorization Act for Fiscal Year 2021. This designation may result in negative publicity for us and the JV. Further regulatory changes adding CNNC or our JV partner to additional lists or export and sanctions related restricted or prohibited parties or further controls on entities viewed as connected to the Chinese military could impact the JV. Any such actions could negatively impact our relationship with CNNC, which could materially and adversely affect our business, financial condition, results of operations and profitability;

- collaborations, partnerships, alliances and joint ventures can be difficult to manage and may involve significant expense and divert the focus and attention of our management and other key personnel away from our existing businesses;

- with respect to joint ventures, we may not be able to attract qualified employees, acquire customers or develop reliable supply, distribution or other partnerships;

- we could face potential damage to existing customer relationships or lack of customer acceptance or inability to attract new customers as a result of certain collaborations, partnerships, alliances and joint ventures;

- collaborators, partners, alliance partners and joint ventures may also operate in foreign jurisdictions with laws and regulations with which we have limited familiarity, which could adversely impact our ability to comply with such laws and regulations and may lead to increased litigation risk; and

- foreign laws may offer us inadequate or less intellectual property protection relative to U.S. laws, which may impact our ability, as well as the ability of the collaborator, partner, alliance partner and joint venture, to safeguard our respective intellectual property from infringement and misappropriation.

As a result of these and other factors, we may not realize the expected benefits of any collaboration, partnership, strategic alliance or joint venture or such benefits may not be realized at expected levels or within the expected time period.

We may attempt to acquire new businesses, products or technologies, including forming joint ventures, and if we are unable to successfully complete these acquisitions or to integrate acquired businesses, products, technologies or employees, we may fail to realize expected benefits or harm our existing business.

Our success will depend, in part, on our ability to expand our product offerings and grow our business in response to changing technologies, customer demands and competitive pressures. In some circumstances, we may determine to do so through the acquisition of complementary businesses, products or technologies rather than through internal development. The identification of suitable acquisition candidates can be difficult, time consuming, and costly, and we may not be able to successfully complete identified acquisitions. Other companies may compete with us for these strategic opportunities. In addition, even if we successfully complete an acquisition, we may not be able to successfully integrate newly acquired organizations, products or technologies into our operations or timely and effectively commence operations because the process of integration could be expensive, time consuming and may strain our resources. Furthermore, the products and technologies that we acquire may not be successful or may require significantly greater resources and investments than we originally anticipated. Implementing or acquiring new lines of business or offering new products and services within existing lines of business can affect the sales and profitability of existing lines of business or products and services, including as a result of sales channel conflicts. With respect to any acquisition, we may be unable to retain employees of acquired companies, or retain the acquired company's customers, suppliers, distributors or other partners who are our competitors or who have close relationships with our competitors. Future acquisitions could also result in potentially dilutive issuances of equity securities or the incurrence of debt, contingent liabilities, or expenses or other charges, any of which could harm our business and affect our financial results or cause a reduction in the price of our common stock. Further, acquisition targets may also operate in foreign jurisdictions with laws and regulations with which we have limited familiarity, which could adversely impact our ability to comply with such laws and regulations and may lead to increased litigation risk. Such laws may also offer us inadequate or less intellectual property protection relative to U.S. laws, which may impact our ability, as well as the ability of the acquisition target to safeguard our respective intellectual property from infringement and misappropriation. As a result of these and other factors, we may not realize the expected benefits of any acquisition or such benefits may not be realized at expected levels or within the expected time period. The failure to successfully consummate such strategic transactions and effectively integrate and execute following such consummation may have an adverse impact on our growth, profitability, financial position and results of operations.

We previously identified material weaknesses in our system of internal controls as of June 30, 2024. Although such material weaknesses have been remediated, if we fail to maintain an effective system of internal control over financial reporting, our ability to produce timely and accurate financial results could be adversely impacted. As a result, current and potential stockholders could lose confidence in our financial reporting, which could have an adverse effect on our business and our stock price.

Effective internal controls are necessary for us to provide reliable financial reports and to protect from fraudulent, illegal, or unauthorized transactions. If we cannot maintain effective controls and provide timely and reliable financial reports, our business and operating results could be harmed. In the course of preparing the audited consolidated financial statements for the Company's Annual Report on Form 10-K for the year ended June 30, 2024, the Company concluded that as of June 30, 2024, its internal control over financial reporting was not effective as a result of two material weaknesses at the control activity level related to ensuring all manual journal entries consistently enforced segregation of duties in the approval process and ensuring that the existence of inventory at manufacturing warehouse locations was accurate. These material weaknesses were specifically related to the implementation of the Company's new ERP system in August 2023 and did not result in any material identified misstatements to the consolidated financial statements, and there were no changes to previously issued financial results. Management also concluded that the Company's disclosure controls and procedures were not effective as of June 30, 2024, September 30, 2024, and December 31, 2024 due to the material weaknesses. For a discussion of

management's considerations of the Company's disclosure controls and procedures, internal control over financial reporting, and the material weaknesses identified, refer to Controls and Procedures in Part I, Item 4.

Although the material weaknesses have both been remediated as of March 31, 2025, these remediation efforts have been time consuming and costly and may continue to incur additional time and expense. We may not be able to identify and remediate additional control deficiencies, including material weaknesses, in the future. We cannot assure you that the measures we have taken to date, or any measures we may take in the future, will be sufficient to prevent or avoid potential future material weaknesses. Our management may also be unable to conclude in future periods that our disclosure controls and procedures are effective due to the effects of various factors, which may, in part, include unremediated material weaknesses in internal control over financial reporting. Any further disruptions or difficulties that may occur in connection with our ERP system or other systems (whether in connection with the regular operation, periodic enhancements, modifications or upgrades of such systems or the integration of any acquired businesses into such systems, or due to cybersecurity events such as ransomware attacks) could adversely impact the effectiveness of our internal control over financial reporting as well as affect our ability to manufacture products, process orders, deliver products, provide customer support, fulfill contractual obligations, track inventories, or otherwise operate our business, in particular as a result of our limited experience implementing such systems and the complex nature of the system itself. Any failure to establish and maintain effective disclosure controls and procedures and internal control over financial reporting, including due to a failure to remediate the material weaknesses mentioned above or the discovery or occurrence of any additional material weaknesses in our internal control over financial reporting in the future, could adversely affect our ability to prepare financial statements within required time periods and record, process and report financial information accurately, which could result in material misstatements in our financial statements and cause us to fail to meet our reporting and financial obligations, negatively impact the price of our common stock, limit our liquidity and access to capital markets, adversely affect our business, harm our reputation or subject us to litigation or investigations requiring management resources and payment of legal and other expenses.

In addition, it may be difficult to timely determine the effectiveness of our financial reporting systems and internal controls in the future because of the complexity of our financial model. We recognize revenue from a range of transactions including CyberKnife and TomoTherapy platform sales and services. The CyberKnife and TomoTherapy platforms are complex products that contain both hardware and software elements. The complexity of the CyberKnife and TomoTherapy platforms and of our financial model used to recognize revenue on such systems requires us to process a greater variety of financial transactions than would be required by a company with a less complex financial model. Accordingly, efforts to timely remediate deficiencies or weaknesses in our internal controls would likely be more challenging for us than they would for a company with a less complex financial model. Furthermore, if we were to find an internal control deficiency or material weakness, we may be required to amend or restate historical financial statements, which would likely have a negative impact on our stock price.

Additionally, our internal control over financial reporting will not prevent or detect all errors and all fraud. A control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that the control system's objectives will be met. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that misstatements due to error or fraud will not occur or that all control issues and instances of fraud will be detected.

Our ability to raise capital or obtain financing in the future may be limited, and our failure to raise capital when needed could prevent us from executing our growth strategy.

While we believe that our existing cash and cash equivalents will be sufficient to meet our anticipated cash needs for at least the next twelve months, the timing and amount of our working capital and capital expenditure requirements may vary significantly depending on numerous factors, including the other risk factors described above and below.

If our capital resources are insufficient to satisfy our liquidity requirements, we may seek to sell additional equity securities or debt securities or obtain other debt financing, which could be difficult or impossible depending on the state of economic and capital markets environments at the time, as well as the state of our business, operating results and financial condition. For example, any sustained disruption in the capital markets from the global economic environment could negatively impact our ability to raise capital. Our ability to raise additional capital or access capital can be affected by macroeconomic events which affect the economy and the financial and banking sectors in particular. Failures at banks and other financial institutions, or issues in the broader U.S. financial system, including uncertainty related to the debt ceiling,

increased interest rates, and lack of availability of credit, which may have an impact on the broader capital markets and, in turn, our ability to access those markets. In addition, the tightening of the credit markets and lending standards could it make more difficult to raise capital through either debt or equity offerings on commercially reasonable terms or at all. Also, our debt levels may impair our ability to obtain additional financing in the future. The sale of additional equity securities or convertible debt securities would result in additional dilution to our stockholders. In particular, the Warrants that we issued to the lenders in connection with the Credit Facilities contain anti-dilution provisions, among other things, including price protection anti-dilution protection in the event that the Company sells stock at a price below $1.00 per share in the case of the Penny Warrants and $1.25 per share in the case of the Premium Warrants. We cannot assure that additional financing, if required or desired, will be available in amounts or on terms acceptable to us, if at all.

If we are unable to obtain adequate financing or financing on terms satisfactory to us when we require it, our ability to continue to support our business growth and to respond to business challenges, and our business and ability to continue as a going concern may be adversely affected. If we need to accept less favorable terms, it could increase our cost of capital, reduce our cash balances or otherwise restrict our ability to grow.

We may not be able to fully utilize certain tax loss carryforwards.

As of June 30, 2025, we had approximately $260.9 million and $119.9 million in federal and state net operating loss carryforwards, respectively. The federal and state carryforwards expire in varying amounts beginning in 2029 for federal and 2026 for state purposes. In addition, as of June 30, 2025, we had federal and state research and development tax credit carryforwards of approximately $28.5 million and $22.8 million, respectively. The California research credits have no expiration date, but if not utilized, the federal research credits and other non-California state research credits will begin to expire in 2026.

Federal net operating losses arising in tax years beginning after December 31, 2017 are subject to an 80% of taxable income limitation (as calculated before taking the net operating losses into account). It is uncertain if and to what extent various states will conform to these limitations. In addition, utilization of our net operating loss and credit carryforwards is subject to annual limitation due to the application of the ownership change limitations provided by Section 382 of the Internal Revenue Code ("IRC") and similar state provisions to us. Future changes in our stock ownership, including future offerings, as well as changes that may be outside of our control, could result in an ownership change under Section 382 of the IRC. In addition, the use of our net operating losses and other tax attributes may be subject to other limitations under applicable law. Additionally, one of the provisions under the Tax Cuts and Jobs Act that became effective in tax years beginning after December 31, 2021 required the capitalization and amortization of domestic and foreign research and experimental expenditures. On July 4, 2025, the One Big Beautiful Bill Act (the "OBBB Act") was enacted, which makes a number of changes to U.S. federal income tax law, including permanently suspending the requirement to capitalize and amortize domestic research and development expenditures and permitting such deductions on a current basis. We are currently evaluating the full impact of the OBBB Act on us.

We are subject to the tax laws of various foreign jurisdictions, as well as within the United States, which are subject to unanticipated changes and interpretation and could harm our future results.

The application of tax laws of various foreign jurisdictions and within the United States is subject to interpretation and depends on our ability to operate our business in a manner consistent with our corporate structure and intercompany arrangements. The taxing authorities of jurisdictions in which we operate may challenge our methodologies for valuing intercompany arrangements including our transfer pricing or determine that the manner in which we operate our business does not achieve the intended tax consequences. The application of tax laws can also be subject to conflicting interpretations by tax authorities in the various jurisdictions we operate. It is not uncommon for taxing authorities in different countries to have conflicting views, with respect to, among other things, the manner in which the arm's length standard is applied for transfer pricing purposes. Further, tax laws are subject to change, which could adversely impact our tax rate. A number of countries, as well as organizations such as the Organization for Economic Cooperation and Development, support the 15% global minimum tax initiative ("Pillar Two"), and have adopted or intend to adopt laws to implement this initiative. However, on June 28, 2025, the G7 released a joint statement that it had reached an understanding with the United States for a side-by-side system based on certain accepted principles, including that U.S.-parented groups, such as ours, would be exempt from certain provisions of Pillar Two. Many countries and organizations are also actively considering changes to existing tax laws or have proposed or enacted new laws, such as the OBBB Act, that could increase our tax obligations in countries where we do business or cause us to change the way we operate our business, which could materially impact our results of operation.

Risks Related to the Regulation of our Products and Business

Modifications, upgrades, new indications and future products related to the CyberKnife or TomoTherapy Systems or the Precision Treatment Planning and iDMS Data Management System software may require new FDA 510(k) clearances or premarket approvals and similar licensing or approvals in international markets. Such modifications, or any defects in design, manufacture or labeling may require us to recall or cease marketing the affected systems or software until approvals or clearances are obtained.

The CyberKnife and TomoTherapy platforms as well as the Precision Treatment Planning software are medical devices that are subject to extensive regulation in the United States by local, state and the federal government, including the FDA. The iDMS Data Management System may be regulated as a medical device in some markets. The FDA most recently cleared Surface Guided Radiation Therapy (SGRT) on Radixact System under K223159 on June 23, 2023. ClearRT™ for onboard kVCT imaging was previously cleared on the Radixact System under K202412 on December 18, 2020. The FDA regulates virtually all aspects of a medical device design, development, testing manufacturing, labeling, storage, record keeping, adverse event reporting, sale, promotion, distribution and shipping. Before a new medical device, or a new intended use or indication or claim for an existing product, can be marketed in the United States, it must first receive either premarket approval or 510(k) clearance from the FDA, unless an exemption exists. Either process can be expensive, lengthy and unpredictable. The FDA's 510(k) clearance process generally takes from three to twelve months, but it can last longer. The process of obtaining premarket approval is much more costly and uncertain than the 510(k) clearance process and it generally takes from one to three years, or even longer, from the time the application is filed with the FDA. Additionally, outside of the United States, our products are subject to clearances and approvals by foreign governmental agencies similar to the FDA. In order to market our products internationally, we must obtain licenses or approvals from these governmental agencies, which could include local requirements, safety standards, testing or certifications, and can be time consuming, burdensome and uncertain. Despite the time, effort and cost, there can be no assurance that a particular device or a modification of a device will be approved or cleared by the FDA or any foreign governmental agency in a timely fashion, if at all. Even if we are granted regulatory clearances or approvals, they may include significant limitations on the indicated uses of the product, which may limit the market for those products, and how those products can be promoted.

Medical devices may only be marketed for the indications for which they are approved or cleared. The FDA and other foreign governments also may change their policies, adopt additional regulations, or revise existing regulations, each of which could prevent or delay approval or clearance of our device, or could impact our ability to market our currently approved or cleared device. We are also subject to medical device reporting regulations, which require us to report to the FDA and other international governmental agencies if our products cause or contribute to a death or a serious injury, or malfunction in a way that would likely cause or contribute to a death or a serious injury. We also are subject to the QSR in the U.S. and ISO 13485 certification in many international markets, compliance with which is necessary to receive FDA and other international clearances or approvals to market new products and is necessary for us to be able to continue to market a cleared or approved product in the United States or globally. After a product is placed in the market, we are also subject to regulations by the FDA and Federal Trade Commission related to the advertising and promotion of our products to ensure our claims are consistent with our regulatory clearances, that there is scientific data to substantiate our claims and that our advertising is not false or misleading. Our products are also subject to state regulations and various worldwide laws and regulations.

A component of our strategy is to continue to upgrade the CyberKnife and TomoTherapy platforms as well as the Precision Treatment Planning with iDMS Data Management System software. Upgrades previously released by us required 510(k) clearance and international registration before we were able to offer them for sale. We expect our future upgrades will similarly require 510(k) clearance or approval; however, future upgrades may be subject to substantially more time-consuming data generation requirements and uncertain premarket approval or clearance processes. If we were required to use the premarket approval process for future products or product modifications, it could delay or prevent release of the proposed products or modifications, which could harm our business.

The FDA requires device manufacturers to make their own determination of whether or not a modification requires an approval or clearance; however, the FDA can review a manufacturer's decision not to submit for additional approvals or clearances. Any modification to an FDA approved or cleared device that would significantly affect its safety or efficacy or that would constitute a major change in its intended use would require a new premarket approval or 510(k) clearance. We cannot assure you that the FDA will agree with our decisions not to seek approvals or clearances for particular device

modifications or that we will be successful in obtaining premarket approvals or 510(k) clearances for modifications in a timely fashion, if at all.

We have obtained 510(k) clearance for the CyberKnife platform for the treatment of conditions anywhere in the body when radiation treatment is indicated, and we have obtained 510(k) clearance for the TomoTherapy platform to be used as integrated systems for the planning and delivery of IMRT for the treatment of cancer. We have made modifications to the CyberKnife and TomoTherapy platforms in the past and may make additional modifications in the future that we believe do not or will not require additional approvals or clearances. If the FDA disagrees, based on new finalized guidance and requires us to obtain additional premarket approvals or 510(k) clearances for any modifications to the CyberKnife or TomoTherapy platforms and we fail to obtain such approvals or clearances or fail to secure approvals or clearances in a timely manner, we may be required to cease manufacturing and marketing the modified device or to recall such modified device until we obtain FDA approval or clearance and we may be subject to significant regulatory fines or penalties.

The FDA and similar governmental authorities in other countries in which we market and sell our products have the authority to require the recall of our products in the event of material deficiencies or defects in design, manufacture or labeling. A government mandated recall, or a voluntary recall by us, could occur as a result of component failures, manufacturing errors or design defects, including defects in labeling and user manuals. Any recall could divert management's attention, cause us to incur significant expenses, generate negative publicity, harm our reputation with customers, negatively affect our future sales and business, require redesign of the CyberKnife or TomoTherapy platform, and harm our operating results. In these circumstances, we may also be subject to significant enforcement action. If any of these events were to occur, our ability to introduce new or enhanced products in a timely manner would be adversely affected, which in turn would harm our future growth.

We are subject to federal, state and foreign laws and regulations applicable to our operations, the violation of which could result in substantial penalties and harm our business.

In addition to regulation by the FDA and similar governmental authorities in other countries, our operations are subject to other laws and regulations, such as laws and rules governing interactions with healthcare providers, anti-corruption laws, privacy rules and transparency laws. In order to maintain compliance with these laws and requirements, we must continually keep abreast of any changes or developments to be able to integrate compliance protocols into the development and regulatory documentation of our products. Failure to maintain compliance could result in substantial penalties to us and harm our business.

Laws and ethical rules governing interactions with healthcare providers. The Medicare and Medicaid "anti-kickback" laws, and similar state laws, prohibit soliciting, offering, paying or accepting any payments or other remuneration that is intended to induce any individual or entity to either refer patients to or purchase, lease or order, or arrange for or recommend the purchase, lease or order of, healthcare products or services for which payment may be made under federal and state healthcare programs, such as Medicare and Medicaid. Such laws impact our sales, marketing and other promotional activities by reducing the types of financial arrangements we may have with our customers, potential customers, marketing consultants and other service providers. They particularly impact how we structure our sales offerings, including discount practices, customer support, product loans, education and training programs, physician consulting, research grants and other service arrangements. Many of these laws are broadly drafted and are open to a variety of interpretations, making it difficult to determine with any certainty whether certain arrangements violate such laws, even if statutory safe harbors are available. Generally, courts have taken a broad interpretation of the scope of the "anti-kickback" laws, holding that these laws may be violated if merely one purpose of a payment arrangement is to induce referrals or purchases. Further, a person or entity does not need to have actual knowledge of the statute or specific intent to violate it in order to have committed a violation. Violations of these laws can be punishable with prison time, and can also result in criminal fines, administrative civil money penalties and exclusion from participation in federal healthcare programs. In addition, a claim including items or services resulting from a violation of the federal Anti-Kickback Statute constitutes a false or fraudulent claim for purposes of the federal False Claims Act.

Federal and state "false claims" laws generally prohibit the knowing filing or causing the filing of a false claim or the knowing use of false statements to obtain payment from government payors. Although we do not submit claims directly to payors, manufacturers can be held liable under these laws if they are deemed to "cause" the submission of false or fraudulent claims by providing inaccurate billing or coding information to customers, or through certain other activities, including promoting products for uses or indications that are not approved by the FDA. In addition to actions initiated by the

government itself, the federal False Claims Act authorizes actions to be brought on behalf of the federal government by a private party having knowledge of the alleged fraud called a "relator." Because the complaint is initially filed under seal, the action may be pending for some time before the defendant is even aware of the action. If the government is ultimately successful in obtaining redress in the matter or if the relator succeeds in obtaining redress without the government's involvement, then the relator is typically entitled to receive a percentage of the recovery. When an entity is determined to have violated the federal False Claims Act, it may be required to pay up to three times the actual damages sustained by the government, plus civil penalties for each separate false claim, and may be excluded from participation in federal health care programs, and, although the federal False Claims Act is a civil statute, violations may also implicate various federal criminal statutes. Several states have also adopted comparable state false claims act, some of which apply to all payors.

We are also subject to federal and state physician self-referral laws. The federal Ethics in Patient Referrals Act of 1989, commonly known as the Stark Law, prohibits, subject to certain exceptions, physician referrals of Medicare and Medicaid patients to an entity providing certain "designated health services" if the physician or an immediate family member has any financial relationship with the entity. The Stark Law also prohibits the entity receiving the referral from billing any good or service furnished pursuant to an unlawful referral. Various states have corollary laws to the Stark Law, including laws that require physicians to disclose any financial interest they may have with a healthcare provider to their patients when referring patients to that provider. Both the scope and exceptions for such laws vary from state to state.

If our past or present operations are found to be in violation of any of these "anti-kickback," "false claims," "self-referral" or other similar laws in foreign jurisdictions, we may be subject to the applicable penalty associated with the violation, which may include significant civil and criminal penalties, damages, fines, imprisonment and exclusion from healthcare programs. The impact of any such violations may lead to curtailment or restructuring of our operations, which could adversely affect our ability to operate our business and our financial results.

Anti-corruption laws. We are also subject to laws regarding the conduct of business overseas, such as the FCPA, the U.K. Bribery Act of 2010, the Brazil Clean Companies Act, and other similar laws in foreign countries in which we operate. The FCPA prohibits the provision of illegal or improper inducements to foreign government officials in connection with the obtaining of business overseas. Becoming familiar with and implementing the infrastructure necessary to ensure that we and our distributors comply with such laws, rules and regulations and mitigate and protect against corruption risks could be quite costly, and there can be no assurance that any policies and procedures we do implement will protect us against liability under the FCPA or related laws for actions taken by our employees, executive officers, distributors, agents and other intermediaries with respect to our business. Violations of the FCPA or other similar laws by us or any of our employees, executive officers, distributors, agents or other intermediaries could subject us or the individuals involved to criminal or civil liability, cause a loss of reputation in the market, and materially harm our business.

Laws protecting patient health information. There are a number of federal and state laws protecting the confidentiality of certain patient health information, including patient records, and restricting the use and disclosure of that protected information. In particular, the U.S. Department of Health and Human Services ("HHS") has promulgated patient privacy rules under the HIPAA. These privacy rules protect medical records and other personal health information of patients by limiting their use and disclosure, giving patients the right to access, amend and seek accounting of their own health information and limiting most uses and disclosures of health information to the minimum amount reasonably necessary to accomplish the intended purpose. The HIPAA privacy standard was amended by the Health Information Technology for Economic and Clinical Health Act, enacted as part of the American Recovery and Reinvestment Act of 2009. Although we are not a "covered entity" under HIPAA, we are considered a "business associate" of certain covered entities and, as such, we are directly subject to HIPAA, including its enforcement scheme and inspection requirements, and are required to implement policies, procedures as well as reasonable and appropriate physical, technical and administrative security measures to protect individually identifiable health information we receive from covered entities. Our failure to protect health information received from customers in compliance with HIPAA or other laws could subject us to civil and criminal liability to the government and civil liability to the covered entity, could result in adverse publicity, and could harm our business and impair our ability to attract new customers.

Transparency laws. The Sunshine Act, which was enacted by Congress as part of the Patient Protection and Affordable Care Act on December 14, 2011, requires each applicable manufacturer, which includes medical device companies such as Accuray, to track and report to the federal government on an annual basis all payments and other transfers of value from such applicable manufacturer to U.S. licensed physicians and teaching hospitals as well as physician ownership of such applicable manufacturer's equity, in each case subject to certain statutory exceptions. Furthermore, on October 25, 2018, President

Trump signed into law the "Substance Use-Disorder Prevention that Promoted Opioid Recovery and Treatment for Patients and Communities Act" which in part (under a provision entitled "Fighting the Opioid Epidemic with Sunshine") extends the reporting and transparency requirements for physicians in the Physician Payments Sunshine Act to physician assistants, nurse practitioners, clinical nurse specialists, certified registered nurse anesthetists, and certified nurse midwives. Such data is available by the government on a publicly searchable website. Failure to comply with the data collection and reporting obligations imposed by the Sunshine Act can result in civil monetary penalties ranging from $1,000 to $10,000 for each payment or other transfer of value that is not reported (up to a maximum of $150,000 per reporting period) and from $10,000 to $100,000 for each knowing failure to report (up to a maximum of $1 million per reporting period). In addition, we are subject to similar state and foreign laws related to the tracking and reporting of payments and other transfers of value to healthcare professionals, the violation of which could, among other things, result in civil monetary penalties and adversely impact our reputation and business.

Conflict minerals. The Dodd Frank Wall Street Reform and Consumer Protection Act and the rules promulgated by the SEC under such act require companies, including Accuray, to disclose the existence in their products of certain metals, known as "conflict minerals," which are metals mined from the Democratic Republic of the Congo and adjoining countries. These rules require investigative efforts, which has caused and will continue to cause us to incur associated costs, could adversely affect the sourcing, availability and pricing of minerals used in our products and may cause reputational harm if we determine that certain of our components contain such conflict minerals or if we are unable to alter our processes or sources of supply to avoid using such materials, all of which could adversely impact sales of our products and results of operations.

If we or our distributors do not obtain and maintain the necessary regulatory approvals in a specific country, we will not be able to market and sell our products in that country.

To be able to market and sell our products in a specific country, we or our distributors must comply with applicable laws and regulations of that country. In jurisdictions where we rely on our distributors to manage the regulatory process, we are dependent on their ability to do so effectively. While the laws and regulations of some countries do not impose barriers to marketing and selling our products or only require notification, others require that we or our distributors obtain the approval of a specified regulatory body. These laws and regulations, including the requirements for approvals, and the time required for regulatory review vary from country to country. The governmental agencies regulating medical devices in some countries, for example, require that the user interface on medical device software be in the local language. We currently provide user guides and manuals, both paper copies and electronically, in the local language but only provide an English language version of the user interface. Obtaining regulatory approvals is expensive and time-consuming, and we cannot be certain that we or our distributors will receive regulatory approvals in each country in which we market or plan to market our products. If we modify our products, we or our distributors may need to apply for additional regulatory approvals before we are permitted to sell them. We may not continue to meet the quality and safety standards required to maintain the authorizations that we or our distributors have received. It can also be costly for us and our distributors to keep up with regulatory changes issued or mandated from time to time. If we change distributors, it may be time-consuming and disruptive to our business to transfer the required regulatory approvals, particularly if such approvals are maintained by our third-party distributors on our behalf. If we or our distributors are unable to maintain our authorizations, or fail to obtain appropriate authorizations in a particular country, we will no longer be able to sell our products in that country, and our ability to generate revenue will be materially adversely affected.

Within the EU, we are required under the Medical Device Directive to affix the Conformité Européene ("CE") mark on our products in order to sell the products in member countries of the EU. This conformity to the applicable directives is done through self-declaration and is verified by an independent certification body, called a Notified Body, before the CE mark can be placed on the device. Once the CE mark is affixed to the device, the Notified Body will regularly audit us to ensure that we remain in compliance with the applicable European laws or directives. CE marking demonstrates that our products comply with the laws and regulations required by the European Union countries to allow free movement of trade within those countries. If we cannot support our performance claims and/or demonstrate or maintain compliance with the applicable European laws and directives, we lose our CE mark, which would prevent us from selling our products within the European Union. In addition, the EU's Medical Device Regulation ("MDR"), which replaced the existing Medical Device Directive, became effective in May 2021. The MDR establishes new requirements and oversight for maintaining the CE mark. The official guidance continues to be published for the implementation of these requirements and the number of Notified Bodies are still limited. There may be variability in review timeframes and requirements as both manufacturers and authorities navigate these new requirements. In addition, the EU and Switzerland failed to establish a Mutual Recognition Agreement ("MRA") for medical devices to include Switzerland within the MDR and as a result, Switzerland has initiated its own

medical device regulation similar to the EU MDR, which will require additional registrations for economic operators and products within Switzerland for our devices.

Under the Pharmaceutical Affairs Law in Japan, a pre-market approval necessary to sell, market and import a product, or Shonin, must be obtained from the Ministry of Health, Labor and Welfare ("MHLW"), for our products. Before issuing approvals, MHLW examines the application in detail with regard to the quality, efficacy, and safety of the proposed medical device. The Shonin is granted once MHLW is content with the safety and effectiveness of the medical device. The time required for approval varies. A delay in approval could prevent us from selling our products in Japan, which could impact our ability to generate revenue and harm our business.

In addition to laws and regulations regarding medical devices, we are subject to a variety of environmental laws and regulations around the world regulating our operations, including those relating to the use, generation, handling, storage, transportation, treatment and disposal of hazardous materials, which laws impose compliance costs on our business and can also result in liability to us. Although we follow procedures intended to comply with existing environmental laws and regulations, risk of accidental contamination or injury can never be fully eliminated. In the event of an accident, state or federal or other applicable authorities may curtail our use of these materials and interrupt our business operations. In addition, future changes in these laws and regulations could also increase our costs of doing business. We must continually keep abreast of these standards and requirements and integrate our compliance into the development and regulatory documentation for our products. Failure to meet these standards could limit our ability to market our products in those regions that require compliance to such standards. For example, the European Union has adopted directives that may lead to restrictions on the use of certain hazardous substances or other regulated substances in some of our products sold there, unless such products are eligible for an exemption. While we believe that certain of our products are exempt, there can be no guarantee that such determination would not be challenged or that the regulations would not change in a way that would subject our products to such regulation. These directives, along with other laws and regulations that may be adopted by other countries, could increase our operating costs in order to maintain access to certain markets, which could adversely affect our business.

Healthcare reform legislation could adversely affect demand for our products, our revenue and our financial condition.

In March 2010, the Patient Protection and Affordable Care Act, as amended by Health Care and Education Reconciliation Act (collectively, the "ACA") were signed into law. Since its enactment, there have been judicial and Congressional challenges to certain aspects of the ACA. In particular, on December 14, 2018, a Texas U.S. District Court Judge ruled that the ACA is unconstitutional in its entirety because the "individual mandate" was repealed by Congress as part of the Tax Cuts and Jobs Act. Additionally, on December 18, 2019, the U.S. Court of Appeals for the 5th Circuit upheld the District Court ruling that the individual mandate was unconstitutional and remanded the case back to the District Court to determine whether the remaining provisions of the ACA are invalid as well. On June 18, 2021, the United States Supreme Court upheld the ACA, holding that the individuals who brought the lawsuit did not have standing to challenge the law. It is unclear how this decision and the decisions of the current administration will impact the ACA and our business. Complying with any new legislation or reversing changes implemented under the ACA could be time-intensive and expensive, resulting in a material adverse effect on our business.

The ACA includes a large number of health related provisions, including expanding Medicaid eligibility, requiring most individuals to have health insurance, establishing new regulations on health plans, establishing health insurance exchanges, requiring manufacturers to report payments or other transfers of value made to physicians and teaching hospitals, modifying certain payment systems to encourage more cost-effective care and a reduction of inefficiencies and waste and including new tools to address fraud and abuse. The laws also include a decrease in the annual rate of inflation for Medicare payments to hospitals and the establishment of an independent payment advisory board to suggest methods of reducing the rate of growth in Medicare spending. We do not yet know the full impact that the ACA will have on our business. The expansion in the government's role in the U.S. healthcare industry may result in decreased profits to us, lower reimbursement by third-party payors for our products, or reduced volume of medical procedures conducted with our products, all of which could have a material adverse effect on our business, financial condition and results of operations. We cannot predict the ultimate content, timing or effect of any healthcare reform legislation or the impact of potential legislation on us.

Future legislative or policy initiatives directed at reducing costs or limiting coverage or amounts of reimbursement available for our products could be introduced at either the federal or state level, which could have a negative impact on the demand for our products and services, and therefore on our financial position and results of operations. We cannot predict what healthcare reform legislation or regulations, if any, including any potential repeal or amendment of the ACA, will be

enacted in the United States or elsewhere, what impact any legislation or regulations related to the healthcare system that may be enacted or adopted in the future might have on our business, or the effect of ongoing uncertainty or public perception about these matters will have on the purchasing decisions of our customers. However, the implementation of new legislation and regulation may materially lower reimbursements for our products, materially reduce medical procedure volumes and significantly and adversely affect our business.

Risks Related to Our Common Stock

The price of our common stock is volatile and may continue to fluctuate significantly, which could lead to losses for stockholders.

The stock market in general has recently experienced relatively large price and volume fluctuations, particularly in response to macroeconomic factors. In addition, the trading prices of the stock of healthcare companies of our size can experience extreme price and volume fluctuations. These fluctuations often have been unrelated or out of proportion to the operating performance of these companies. Our stock price has experienced periods of volatility, including in recent quarters. Broad market fluctuations may also harm our stock price. Continued market fluctuations could result in extreme volatility in the price of our common stock, which could cause a decline in the value of our common stock. Any negative change in the public's perception of the prospects of companies that employ similar technology or sell into similar markets could also depress our stock price, regardless of our actual results.

In addition to the other risk factors described above and below, factors affecting the trading price of our common stock include:

- variations in our operating results, as well as costs and expenditures;

- impacts to our business, operations or financial condition caused by concerns in connection with the global economic environment, supply chain disruptions or as a result of changes in government administration policy positions;

- regulatory developments related to manufacturing, marketing or sale of the CyberKnife or TomoTherapy platform;

- political or social uncertainties, including as a result of the Russia-Ukraine and the Middle East conflicts including with respect to Iran;

- changes in product pricing policies;

- announcements of technological innovations, new services or service enhancements, strategic alliances or significant agreements by us or by our competitors;

- changes in analysts' estimates, investors' perceptions, recommendations by securities analysts or our failure to achieve analysts' and our own estimates;

- recruitment or departure of key personnel;

- the performance of our competitors and investor perception of the markets and industries in which we compete;

- announcement of strategic transactions or capital raising activities; and

- market conditions in our industry, the industries of our customers and the economy as a whole, including the impact of increased inflation, a recession or instability in the banking and financial services sector.

Future issuances of shares of our common stock could dilute the ownership interests of our stockholders.

Any issuance of equity securities could dilute the interests of our stockholders and could substantially decrease the trading price of our common stock. We may issue equity securities in the future for a number of reasons, including to finance our operations and business strategy (including in connection with acquisitions, strategic collaborations or other transactions), to adjust our ratio of debt to equity, to satisfy our obligations upon the exercise of outstanding options or for other reasons.

In addition, to the extent we issue common stock upon conversion of any outstanding convertible notes such as the 2026 Notes, that conversion would dilute the ownership interests of our stockholders.

The exercise of outstanding warrants for our common stock would increase the number of shares eligible for future resale in the public market and result in dilution to our stockholders.

The exercise of outstanding warrants to acquire our common stock will increase the number of shares eligible for future resale in the public market and result in dilution to our stockholders. As of June 30, 2025, there are (i) an aggregate of 17,180,710 shares of our common stock issuable upon exercise of the Premium Warrants, and (ii) an aggregate of 6,247,531 shares of our common stock issuable upon exercise of the Penny Warrants (together, the "Warrants"). If we use the Delayed Draw Down Facility, we will be subject to issuing additional detachable warrants to our lender and its investors. Sales of substantial numbers of such shares in the public market could adversely affect the market price of our shares. In addition, the perceived risk of dilution as a result of the number of outstanding Warrants may cause our stockholders to be more inclined to sell their shares, which would contribute to a downward movement in the price of our common stock. Moreover, the perceived risk of dilution and the resulting downward pressure on our common stock price could encourage investors to engage in short sales of our common stock, which could further contribute to price declines in our common stock. The fact that our warrant holders can sell substantial amounts of our common stock in the public market could make it more difficult for us to raise additional funds through the sale of equity or equity-related securities in the future at a time and price that we deem reasonable or appropriate, or at all.

In addition, the Warrants have certain anti-dilution protection provisions, including price protection anti-dilution protection in the event that the Company sells stock at a price below $1.00 per share in the case of the Penny Warrants and $1.25 per share in the case of the Premium Warrants. Depending on the nature and price of any equity issuances by us, the number of shares of common stock issuable upon the exercise of such Warrants could be increased and that would likely make an equity financing more difficult.

The conditional conversion features of the 2026 Notes, if triggered, may adversely affect our financial condition and operating results.

In the event the conditional conversion features of the 2026 Notes are triggered, holders of the 2026 Notes, as applicable, will be entitled to convert such notes at any time during specified periods at their option. If one or more holders elect to convert such notes, unless we elect to satisfy our conversion obligation by delivering solely shares of our common stock (other than paying solely cash in lieu of any fractional share), including if we have irrevocably elected full physical settlement upon conversion, we would be required to make cash payments to satisfy all or a portion of our conversion obligation based on the applicable conversion rate, which could adversely affect our liquidity.

Provisions in the indenture for the 2026 Notes, the Financing Agreement for our Credit Facilities, our certificate of incorporation and our bylaws could discourage or prevent a takeover, even if an acquisition would be beneficial in the opinion of our stockholders.

Provisions of our certificate of incorporation and bylaws could make it more difficult for a third-party to acquire us, even if doing so would be beneficial in the opinion of our stockholders. These provisions include:

- authorizing the issuance of "blank check" preferred stock that could be issued by our board of directors to increase the number of outstanding shares and thwart a takeover attempt;

- establishing a classified board of directors, which could discourage a takeover attempt;

- prohibiting cumulative voting in the election of directors, which would limit the ability of less than a majority of stockholders to elect director candidates;

- limiting the ability of stockholders to call special meetings of stockholders;

- prohibiting stockholder action by written consent and requiring that all stockholder actions be taken at a meeting of our stockholders; and

- establishing advance notice requirements for nominations for election to the board of directors or for proposing matters that can be acted upon by stockholders at stockholder meetings.

In addition, Section 203 of the Delaware General Corporation Law may discourage, delay or prevent a change of control of our company. Generally, Section 203 prohibits stockholders who, alone or together with their affiliates and associates,

own more than 15% of the subject company from engaging in certain business combinations for a period of three years following the date that the stockholder became an interested stockholder of such subject company without approval of the board or 66⅔% of the independent stockholders. The existence of these provisions could adversely affect the voting power of holders of common stock and limit the price that investors might be willing to pay in the future for shares of our common stock.

A change of control will also trigger an event of default under the Credit Facilities. If an event of default occurs, the agent for the lenders under the Credit Facilities may, at its discretion, suspend or terminate any of the lenders' loan obligations thereunder and/or declare all or any portion of the loan then-outstanding under the Credit Facilities, including all accrued but unpaid interest thereon, to be accelerated and immediately due and payable.

Furthermore, if a "fundamental change" (as such term is defined in the applicable indenture of the 2026 Notes) occurs, holders of the 2026 Notes will have the right, at their option, to require us to repurchase all or a portion of their convertible notes. A "fundamental change" generally occurs when there is a change in control of Accuray (acquisition of 50% or more of our voting stock, liquidation or sale of Accuray not for stock in another publicly traded company) or trading of our stock is terminated. In the event of a "make-whole fundamental change" (as such term is defined in the applicable indenture of the 2026 Notes), we may also be required to increase the conversion rate applicable to the 2026 Notes surrendered for conversion in connection with such make-whole fundamental change. A "make-whole fundamental change" is generally a sale of Accuray not for stock in another publicly traded company. In addition, the applicable indentures for the Notes prohibits us from engaging in certain mergers or acquisitions unless, among other things, the surviving entity assumes our obligations under the 2026 Notes.

General Risks

Our liquidity could be adversely impacted by adverse conditions in the financial markets.

At June 30, 2025, we had $57.4 million in cash and cash equivalents. The available cash and cash equivalents are held in accounts managed by third-party financial institutions and consist of cash in our operating accounts and cash invested in money market funds. To date, we have experienced no material realized losses on or lack of access to our invested cash, or cash equivalents; however, we can provide no assurances that access to our invested cash and cash equivalents will not be impacted by adverse conditions in the financial markets.

Actual events involving reduced or limited liquidity, defaults, non-performance or other adverse developments that affect domestic and international financial institutions or other companies in the financial services industry or the financial services industry generally, or concerns or rumors about any events of these kinds may in the future lead to market-wide liquidity problems. In addition, the tightening of the credit markets would it make more difficult to raise capital through either debt or equity offerings on commercially reasonable terms or at all.

At any point in time, we also have funds in our operating accounts that are with third-party financial institutions that exceed the Federal Deposit Insurance Corporation ("FDIC") insurance limits. While we monitor daily the cash balances in our operating accounts and adjust the cash balances as appropriate, these cash balances could be impacted if the underlying financial institutions fail or become subject to other adverse conditions in the financial markets. To date, we have experienced no loss or lack of access to cash in our operating accounts.

Our operations are vulnerable to interruption or loss because of climate change, natural disasters, global or regional health pandemics or epidemics, terrorist acts and other events beyond our control, which has impacted and could in the future adversely affect our business.

Unexpected events beyond our control, including as a result of responses to epidemics or pandemics; fires or explosions; natural disasters, such as hurricanes, floods, tornadoes and earthquakes; war or terrorist activities (including the conflicts in Russia-Ukraine and the Middle East including with respect to Iran); unplanned outages; supply disruptions; and failures of equipment or systems, including telecommunications systems, or the failure to take adequate steps to mitigate the likelihood or potential impact of such events, could significantly disrupt our operations, delay or prevent product manufacturing and shipment for the time required to repair, rebuild or replace our manufacturing facilities, which could be lengthy, result in large expenses to repair or replace the facilities, and adversely affect our business, financial condition and results of operation.

Moreover, global climate change could result in certain types of natural disasters occurring more frequently or with more intense effects. The impacts of climate change may include physical risks (such as frequency and severity of extreme weather conditions), social and human effects (such as population dislocations or harm to health and well-being), compliance costs, transition risks, shifts in market trends, and other adverse effects. Such impacts may disrupt parties in our supply chain, our customers, and our operations. We have facilities in countries around the world, including two manufacturing facilities in Madison, Wisconsin and Chengdu, China, each of which is equipped to manufacture unique components of our products. We do not maintain backup manufacturing facilities for any of our manufacturing facilities or for our IT facilities, so we depend on each of our current facilities for the continued operation of our business. In addition, we conduct a significant portion of other activities, including administration and data processing, at facilities located in California, which has experienced major earthquakes and fires in the past, as well as other natural disasters. Chengdu, China, where one of our manufacturing facilities is located, has also experienced major earthquakes in the past. We do not carry earthquake insurance. Further, concerns about terrorism, the effects of a terrorist attack, political turmoil or an epidemic outbreak could have a negative effect on our operations and the operations of our suppliers and customers and the ability to travel, which could harm our business, financial condition and results of operations.

In addition, risks associated with climate change are subject to increasing societal, regulatory and political focus in the U.S. and globally. While the effects of climate change in the near-and long-term are difficult to predict, shifts in weather patterns caused by climate change are expected to increase the frequency, severity, or duration of certain adverse weather conditions and natural disasters, such as hurricanes, tornadoes, earthquakes, wildfires, droughts, extreme temperatures, or flooding, which could cause more significant business and supply chain interruptions, damage to our products and facilities as well as the infrastructure of hospitals, medical care facilities, and other customers, reduced workforce availability, increased costs of raw materials and components, increased liabilities, and decreased revenues than what we have experienced in the past from such events. In addition, increased public concern over climate change has and could result in new legal or regulatory requirements designed to mitigate the effects of climate change, including regulating greenhouse gas emissions, alternative energy policies, and sustainability initiatives. Although the SEC issued an order implementing a stay of its final climate-related disclosure rules, there have also been substantial legislative and regulatory developments on climate-related issues, including proposed, issued and implemented legislation and rulemakings that would require companies to assess and/or disclose climate metrics, risks, opportunities, policies and practices by both the Securities and Exchange Commission and California. These initiatives could result in the adoption of more stringent environmental laws and regulations or stricter enforcement of existing laws and regulations, which could result in increased compliance burden and costs to meet such regulatory obligations and could also impact how we source raw materials from suppliers, our manufacturing operations, and how we distribute our products. There has also been increasing scrutiny and changing expectations from the market and other stakeholders with respect to Environmental, Social, and Governance ("ESG") practices. Opinions, perspectives and expectations on ESG matters may differ among our stakeholders and may evolve over time. We have been and may continue to be subject to conflicting expectations and views on various matters, and legal requirements and interpretations may change. Any such developments could have a significant effect on our operating and financial decisions, including those involving capital expenditures to comply with new regulatory requirements or stakeholder expectations, which could harm our business, financial condition and results of operations. If we fail to comply with certain ESG-related laws, our products become non-compliant with such laws, or we fail to meet the expectations of our stakeholders on ESG-related matters, it could result in a loss of market access or a decline in our success in competitive bidding or public tender processes, and we could incur costs or face other sanctions, such as restrictions on our products entering certain jurisdictions, fines, and/or civil or criminal sanctions.

Changes in interpretation or application of generally accepted accounting principles may adversely affect our operating results.

We prepare our financial statements to conform to U.S. GAAP. These principles are subject to interpretation by the Financial Accounting Standards Board, American Institute of Certified Public Accountants, the Public Company Accounting Oversight Board, the Securities and Exchange Commission and various other regulatory or accounting bodies. A change in interpretations of, or our application of, these principles can have a significant effect on our reported results and may even affect our reporting of transactions completed before a change is announced. Additionally, as we are required to adopt new accounting standards, our methods of accounting for certain items may change, which could cause our results of operations to fluctuate from period to period. Under the previous accounting guidance, we recognized system revenue upon acceptance when and if we have installation responsibilities. If circumstances change over time or interpretation of the revenue recognition rules change, we could be required to adjust the timing of recognizing revenue and our financial results could suffer.

We have not paid dividends in the past and do not expect to pay dividends in the foreseeable future.

We have never declared or paid cash dividends on our capital stock. We currently intend to retain all future earnings for the operation and expansion of our business and, therefore, do not anticipate declaring or paying cash dividends in the foreseeable future. The payment of dividends will be at the discretion of our board of directors and will depend on our results of operations, capital requirements, financial condition, prospects, contractual arrangements, and other factors our board of directors may deem relevant. If we do not pay dividends, a return on a stockholders' investment will only occur if our stock price appreciates.

Item 1B. UNRESOLVED STAFF COMMENTS

None.

Item 1C. CYBERSECURITY

Risk Management and Strategy

We recognize the importance of cybersecurity in safeguarding sensitive information, maintaining operational integrity, and working to ensure the safety and efficacy of our products. We evaluate and monitor cybersecurity risk as part of our overall enterprise risk management program, which considers cybersecurity risks alongside other company risks as part of our overall risk assessment process. In addition, the risk oversight responsibility of our Board of Directors and its committees is supported by our cybersecurity risk assessment program, which includes policies and processes that are designed to provide visibility and information about the identification, assessment, and management of critical risks and management's risk mitigation strategies to our Board of Directors and personnel that are responsible for risk assessment. These policies also govern the security of our products and the protection of customer and patient data and provide for vulnerability remediation, regular system updates and patches, employee training on cybersecurity and HIPAA best practices, incident reporting, and the use of encryption to secure sensitive information. To identify, assess, and manage material cybersecurity risks, our team uses a cybersecurity risk assessment process aligned with leading frameworks such as the National Institute of Standards and Technology's Cyber Security Framework and HIPAA. Our cybersecurity risk assessment program provides the underlying basis for the activities of our team to identify and mitigate risks from, as well as develop risk management and response strategies for, evolving and emerging cybersecurity threats.

Our cybersecurity program includes a variety of processes to assess, identify and manage risks from cybersecurity threats arising from our own and third-party provided systems, including annual training requirements, simulation exercises, threat monitoring and detection tools (including those using artificial intelligence and machine learning), threat containment methods, risk assessments, third-party penetration testing and security requirements for our suppliers and other third parties. We have established processes providing for review of identified cybersecurity incidents by a cross-functional cybersecurity incident response team who monitors and manages the detection, assessment, mitigation and remediation of cybersecurity incidents and escalates incidents to the Chief Information and Security Officer and to our disclosure review board, which evaluates such incidents for materiality and potential disclosure, and works to ensure that members of management responsible for overseeing the operation of our disclosure controls and procedures are informed of such cybersecurity risks and incidents. Our cybersecurity incident response team and disclosure review board are comprised of subject matter experts, including employees in cybersecurity, information technology and other areas, to evaluate potential security, financial, operational, reputational and other risks, and to address our process. We also engage third parties to enhance and strengthen our cybersecurity program, to provide additional capabilities and support and to provide periodic independent assessments and evaluations of our cybersecurity program. Third parties also provide managed services for security operations, incident response, and security remediation services.

We monitor and periodically enhance our cybersecurity program, processes, techniques and procedures to combat evolving and adaptive cybersecurity threats. To this end, we engage in the periodic assessment of our policies, standards, processes, and practices that are designed to address cybersecurity threats and incidents, internally and through assessments by external providers. The results of such assessments, audits, and reviews are reported to the Audit Committee and the

Board of Directors, and we adjust our cybersecurity policies, standards, processes, and practices as necessary based on the information provided by these assessments, audits, and reviews.

We also monitor and test our safeguards and train all our employees on cybersecurity safeguards related to our information technology systems. Personnel at all levels and departments are made aware of our cybersecurity policies through periodic cybersecurity trainings and tests. Further, we are focused on building and maintaining a positive cybersecurity culture through a combination of trainings, educational tools, videos, and other cybersecurity awareness initiatives. Our security training incorporates awareness of cyber threats (including malware, ransomware, and social engineering attacks), password hygiene, the importance of multifactor authentication and our incident reporting process.

In addition to the assessment of internal cybersecurity risks, we have implemented processes to oversee, identify and monitor material risks from cybersecurity threats relating to potential compromises of sensitive information at our third-party business partners where relevant and we reevaluate these risks periodically. These processes include vetting of certain service providers for security, reliability, and availability; execution of a Business Associate Agreement with relevant providers for compliant management, storage, or processing of PHI if necessary; and confirmation by each service provider that its SOC-2 reports, or equivalent reports, are current and available, where applicable. In the event a service provider does not have a current and available SOC-2 or equivalent report, we review the service provider's cybersecurity risk management and advise relevant business stakeholders of any significant identified risks.

While we regularly experience cybersecurity incidents, and we expect to continue to be subject to such incidents, as of the date of this report, we are not aware of any cybersecurity incidents that have had or are reasonably likely to have a material impact on our business or operations. However, we are subject to ongoing risks from cybersecurity threats that could materially affect us, including our business strategy, results of operations, or financial condition, as further described in Item 1A. Risk Factors in the risk factor entitled "Disruption of critical information technology systems, infrastructure and data or cyberattacks or other security breaches or incidents could harm our business and financial condition."

Governance

Our Board of Directors, both directly and through the delegation of responsibilities to the Audit Committee, oversees the functioning of our cybersecurity risk management program and ensures strategic alignment and governance of our cybersecurity efforts at the highest level. Our Board of Directors receives periodic briefings on the outcome of our cybersecurity risk management program, including steps that we are taking to mitigate risks that the program identifies, and each quarter, the Audit Committee reviews cybersecurity incidents, metrics, and the state of the program.

Our cybersecurity risk management program is principally managed by our Global Information Systems team, which is led by our Chief Information and Security Officer, who reports directly to our Chief Executive Officer, as well as our Deputy Chief Information Security Officer (Deputy CISO). Our Chief Information and Security Officer and Deputy CISO combined have more than 40 years of experience in cybersecurity and/or information technology risk management, have relevant certification, and are active in a variety of cybersecurity related boards and organizations. Our Chief Information and Security Officer also serves as the officer who reports directly to senior management and makes regular reports to the Audit Committee and Board of Directors as described in this Item 1C. Under the direction of our Chief Information and Security Officer and Deputy CISO, we monitor developments that could affect our long-term organizational cybersecurity strategy based on threats globally and work to enhance our cybersecurity program as needed in response to such developments.

Item 2. PROPERTIES

Facilities

Our corporate headquarters are in Madison, Wisconsin. We lease approximately 460,000 square feet world-wide. We lease approximately 289,000 square feet in Madison, Wisconsin for product development, manufacturing, administrative, training and warehouse space. We lease approximately 59,000 square feet in Sunnyvale and Santa Clara, California for product research and development and administrative functions. We lease approximately 20,000 square feet in Morges, Switzerland, for administrative functions, and lease approximately 5,400 square feet in Genolier, Switzerland for training. We lease approximately 42,000 square feet of space in a manufacturing facility in Chengdu, China. We also lease offices in Solon, Ohio for research and development functions; and lease international offices in China; Hong Kong; Japan; Korea; India; and Spain.

We believe our current facilities are adequate to meet our current needs, but additional space, including additional radiation shielded areas in which systems can be assembled and tested, may be required in the future to accommodate anticipated increases in manufacturing needs.

Item 3. LEGAL PROCEEDINGS

Refer to Note 8. *Commitments and Contingencies*, to the consolidated financial statements for a description of certain legal proceedings currently pending against the Company. From time to time, we are involved in legal proceedings arising in the ordinary course of our business.

Item 4. MINE SAFETY DISCLOSURES

Not applicable.

Item 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

Stock Information

Our common stock is traded on the Nasdaq Global Select Market under the symbol "ARAY."

As of August 22, 2025, there were 164 stockholders of record of our common stock. Because many of our shares of common stock are held by brokers or other institutions on behalf of stockholders, we are unable to estimate the total number of beneficial stockholders and believe the number of stockholders of record underestimates our total number of stockholders.

We have never paid cash dividends on our common stock. Our Board of Directors intends to use any future earnings to support operations and reinvest in the growth and development of our business. There are no current plans to pay cash dividends to common stockholders in the foreseeable future.

Item 6. [RESERVED]

Item 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion of our consolidated financial condition and results of operations in conjunction with the financial statements and the notes thereto included elsewhere in this report. The following discussion contains forward-looking statements that reflect our plans, estimates and beliefs. Our actual results could differ materially from those discussed in the forward-looking statements. Factors that could cause or contribute to these differences include those discussed below and elsewhere in this report on Form 10-K, particularly in "Risk Factors." See "Special Note Regarding Forward-Looking Statements" for more information. This section generally discusses the results of our operations for the year ended June 30, 2025, compared to the year ended June 30, 2024. For a discussion of the year ended June 30, 2024 compared to the year ended June 30, 2023, please refer to Part II, Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations" in our Annual Report on Form 10-K for the year ended June 30, 2024, as filed with the SEC on September 19, 2024.

Overview

Company

We are a radiation therapy company that develops, manufactures, sells and supports market-changing solutions that are designed to deliver radiation treatments for even the most complex cases, while making commonly treatable cases even more straightforward, to meet the full spectrum of patient needs. We believe in comparison to conventional linear accelerators, our treatment delivery, planning, and data management solutions provide better accuracy, flexibility, and control; fewer treatments with shorter treatment times; and the technology to expand beyond cancer, making it easier for clinical teams around the world to provide treatments that help patients get back to living their lives, faster.

Our innovative technologies, the CyberKnife and TomoTherapy® platforms, including the Radixact System, our next generation TomoTherapy platform, are designed to deliver advanced treatments, including stereotactic radiosurgery ("SRS"), stereotactic body radiation therapy ("SBRT"), intensity modulated radiation therapy ("IMRT"), image-guided radiation therapy ("IGRT"), and adaptive radiation therapy ("ART"). The CyberKnife and TomoTherapy platforms have complementary clinical applications with the same goal: to empower our customers to deliver the most precise and accurate treatments while still minimizing dose to healthy tissue, helping to reduce the risk of side effects that may impact patients' quality of life. Each of these systems serves patient populations treated by the same medical specialty, radiation oncology, with advanced capabilities. The CyberKnife platform is also used by neurosurgeons specializing in radiosurgery to treat patients with tumors in the brain and spine, and neurologic and/or endocrine disorders. In addition to these products, we also

provide services which include post-contract customer support (warranty period services and post-warranty services), installation services, training, and other professional services.

Current Economic Conditions

We are subject to risks and uncertainties caused, directly or indirectly, by events with significant geopolitical and macroeconomic impacts, including, but not limited to, inflation; actions taken to counter inflation, including high interest rates; foreign currency exchange rate fluctuations; uncertainty and volatility in the banking and financial services sector; tightening credit markets; geopolitical concerns, such as the Russian-Ukraine and the Middle East conflicts and increasing tension between China and the U.S., including with respect to Taiwan; uncertainty caused by the China anti-corruption campaign and timing of the China stimulus program; changes in government administration policy positions; recent executive orders to impose new tariffs on global imports and uncertainties regarding impact, retaliations and further escalation, including against other countries; as well as other factors that may emerge. In particular, we are continuing to navigate supply chain and inflation challenges both of which continues to have a negative impact on our results of operations.

We expect that our customers' business and our business will continue to be adversely impacted, directly or indirectly, by these macroeconomic and geopolitical issues. Inflation and the ongoing supply chain challenges and logistics costs have materially affected our gross margins and net income (loss), and we expect that gross margins and net income (loss) will continue to be adversely affected by increased material costs and freight and logistics expenses through at least calendar year 2025, and potentially longer. In addition, the Company expects inflation and the ongoing supply chain challenges and logistics costs to impact its cash from operations through at least calendar year 2025. In addition, reduced budgets and lower capital deployment priority for radiotherapy equipment, along with longer customer installation timelines, in the United States have negatively impacted our net revenue since fiscal year 2024, and we expect this will continue to have an impact through fiscal year 2026. The extent of the ongoing impact of these macroeconomic events on our business, our markets and on global economic activity however, is uncertain and the related financial impact cannot be reasonably estimated with any certainty at this time.

As a global company, approximately 70% of our raw materials and product components are sourced within the U.S. and finished products are assembled and manufactured within the U.S. with over 80% exported throughout the world. There remains significant tariff uncertainty, including related to existing tariffs associated with U.S.-China trade, which we expect will continue to have incremental costs to the company. If existing tariffs increase, we would expect minimal shipments to China despite customer demand. We are working to implement mitigations to the tariff policy impacts, however, we cannot predict the full impact or timing of such efforts and expect that sales to China will be adversely impacted, and our financial results will be adversely impacted through at least the first half of fiscal year 2026.

Our past results may not be indicative of our future performance, and historical trends including conversion of backlog to revenue, income (loss) from operations, net income (loss), net income (loss) per share and cash flows may differ materially. Accordingly, management is carefully evaluating our liquidity position, communicating with and monitoring the actions of our customers and suppliers, and reviewing our near-term financial performance as the uncertainty related to these factors continues to unfold. We also continue to evaluate our operating expenses. Our Board of Directors and our Compensation Committee determined that no payouts pursuant to the company bonus plan would be paid for fiscal year 2025 given that we would not have been compliant with the debt covenants in effect at the beginning of fiscal year 2025 and to reduce operating expenses and conserve cash in light of the uncertain macroeconomic environment due to tariffs. We also continue to evaluate our real estate needs and continue to assess our operations and how and to what extent we will continue to utilize our current real estate assets. The risks related to our business, including further discussion of the impact and possible future impacts of current economic conditions on our business, are further described in the section titled "Risk Factors" in Part I, Item 1A of this Annual Report on Form 10-K.

Sale of Our Products

Generating revenue from the sale of our platforms is a lengthy process. Selling our platforms, from first contact with a potential customer to a signed sales contract that meets our backlog criteria (as discussed below) varies significantly and generally spans between six months and 30 months. The length of time between receipt of a signed contract and revenue recognition is generally governed by the time required by the customer to build, renovate or prepare the treatment room for installation of the platform. We report our customer revenues in five geographic regions: the Americas, EIMEA, Japan, China and Asia Pacific. The Americas region includes the United States, Canada and Latin America. The EIMEA region

includes Europe, India, the Middle East and Africa. The Asia Pacific region consists of Asia (excluding Japan and China), Australia and New Zealand.

In the United States, we primarily market directly to customers, including hospitals and stand-alone treatment facilities, through our sales organization we also market to customers through sales agents and group purchasing organizations. Outside the United States, we market to customers directly and through use of distributors and sales agents. In addition to our offices in the United States, we have international offices in Morges, Switzerland; Hong Kong, China; Shanghai, China and Tokyo, Japan and direct sales staff in most countries in Western Europe, Japan, India and Canada. In addition, we have distributors in Europe, Russia, the Middle East, Africa, the Asia Pacific region, and Latin America.

Joint Venture

In January 2019, our wholly-owned subsidiary, Accuray Asia Limited ("Accuray Asia"), entered into an agreement with CNNC High Energy Equipment (Tianjin) Co., Ltd. (the "CIRC Subsidiary"), a wholly-owned subsidiary of China Isotope & Radiation Corporation, to form a joint venture, CNNC Accuray (Tianjin) Medical Technology Co. Ltd. (the "JV"), to manufacture and sell radiation oncology systems in China. The JV aims to be uniquely positioned to serve China, which we believe is the world's largest growth market for radiation oncology systems. China represents a significantly underserved market for linacs based on the country's population and cancer incidence rates on both an absolute and relative country basis. Accuray Asia has a 49% ownership interest in the JV and the CIRC Subsidiary has a 51% ownership interest in the JV.

The JV sells our products in China, much like a distributor and also manufactures and sells a locally branded "Made in China" radiotherapy device, the Tomo C radiation therapy system, in the Class B license category. We believe this strategy will allow us to best maximize both near and longer-term opportunities in China. In September 2023, we received approval for our Class B device from the National Medical Products Administration ("NMPA") and our Accuray Precision Treatment Planning System for the Class B device was approved by the NMPA in June 2024. The JV also distributes other Accuray treatment delivery systems like the Radixact and CyberKnife treatment delivery systems, including the Radixact SynC and CyberKnife S7 Systems, which received NMPA approval in January 2025. The JV also distributes other Accuray treatment delivery systems like the Radixact and CyberKnife treatment delivery systems.

There remains significant tariff uncertainty, including related to existing tariffs associated with U.S.-China trade, which we expect will continue to have incremental costs to the company. We are working to implement mitigations to the tariff policy impacts, however, we cannot predict the full impact or timing of such efforts and expect that sales to China will be adversely impacted, and our financial results will be adversely impacted through at least the first half of fiscal year 2026.

Backlog

In order for the product portion of a system sales agreement to be included in backlog, it must meet the following criteria:

- The contract is properly executed by both the customer and us. A customer purchase order that incorporates the terms of our contract quote will be considered equivalent to a signed and executed contract. The contract has either cleared all its contingencies or contained no contingencies when signed;

- We have received a minimum deposit or a letter of credit; or the sale is to a customer where a deposit is deemed not necessary or customary (i.e., sale to a government entity, a large hospital, group of hospitals or cancer care group that has sufficient credit, customers with trade-in of existing equipment, sales via tender awards, or indirect channel sales that have signed contracts with end-customers);

- The specific end-customer site has been identified by the customer in the written contract or written amendment; and

- Less than 30 months have passed since the contract met all the criteria above.

Our backlog includes contractual agreements with our customers for the purchase of our CyberKnife or TomoTherapy platforms, including the Radixact Systems and related upgrades. The amount of backlog recognized into revenue is primarily

impacted by three items: cancellations, age-outs and age-ins, and foreign currency fluctuations. We cannot provide assurance that we will convert backlog into recognized revenue, primarily due to factors outside of our control, such as:

- Orders could be cancelled for reasons such as, changes in customers' priorities or financial condition, changes in government or health insurance reimbursement policies, or changes to regulatory requirements. Cancellations are outside of our control and are difficult to forecast; however, we continue to work closely with our customers to minimize the impact of cancellations on our business;

- Orders are considered aged-out and removed from reported backlog if we have not been able to recognize revenue on an agreement after 30 months. Agreements may age-out for many reasons, including but not limited to, the inability of the customer to pay, the inability of the customer to adapt their facilities to accommodate our products in a timely manner, or the inability to timely obtain licenses necessary for customer facilities or operation of our equipment. Age-ins represent orders that previously aged-out but have been recognized as revenue in the current period; and

- Orders include amounts not denominated in U.S. Dollars and therefore, fluctuations in the U.S. Dollar as compared to other currencies will impact revenue. Generally, strengthening of the U.S. Dollar will negatively impact revenue. Backlog is stated at historical foreign currency exchange rates, and revenue is released from backlog at current exchange rates, with any difference recorded as a backlog adjustment.

A summary of gross orders, net orders, and order backlog is as follows (in thousands):

	Years Ended June 30,	
	2025	2024
Gross orders	$ 288,035	$ 342,148
Age-ins	25,753	21,726
Age-outs	(125,529)	(127,113)
Cancellations	(7,725)	(14,504)
Currency impacts and other	(3,301)	(11,343)
Net orders	$ 177,233	$ 210,914
Order backlog at the end of the period	$ 426,972	$ 487,319

Gross Orders and Book-to-Bill Ratio

Gross orders are defined as the sum of new orders recorded during the period, adjusted for any revisions to existing orders during the period.

Gross orders decreased by $54.1 million during the year ended June 30, 2025, as compared to the year ended June 30, 2024, mostly due to a decrease in gross orders from the Americas region.

Our book-to-bill ratio is defined as gross orders for the period divided by product revenue for the period. Our book-to-bill ratio for the year ended June 30, 2025, was 1.2 as compared to 1.5 for the year ended June 30, 2024. A book-to-bill ratio greater than 1.2 indicates strong demand for our products. This metric allows management to monitor our business development efforts to ensure we grow our backlog and our business over time.

In recent years, the percentage of gross orders received from our distribution partners in the international markets represented 81% and 74% of gross orders for fiscal year ended June 30, 2025 and 2024, respectively. We anticipate that distributor orders from international markets will continue to represent a significant portion of our gross orders in the foreseeable future. International orders are affected by foreign currency fluctuation as well as government programs that stimulate the purchase of healthcare products, both of which could affect the demand for our products and timing of orders from period to period. In addition, our order-to-revenue conversion cycle for international distributor orders has been generally longer, compared to that of direct channel sales and could cause fluctuations in our age-outs from period to period.

Net Orders

Net orders are defined as gross orders, less cancellations, age-outs net of age-ins, foreign exchange and other adjustments during the period. Net orders decreased by $33.7 million during the year ended June 30, 2025, as compared to the year ended June 30, 2024, primarily due to the decrease in gross orders, partially offset by $6.8 million in lower cancellations and $8.0 million in favorable foreign exchange currency impacts.

Results of Operations

Fiscal 2025 results compared to fiscal 2024

Net revenue

Net revenue by sales classification is as follows:

| | Years Ended June 30, | | |
(Dollars in thousands)	2025	2024	Percent Change
Products [a]	$ 237,580	$ 234,164	1%
Services [b]	220,925	212,387	4%
Net revenue	$ 458,505	$ 446,551	3%
Products revenue as a percentage of net revenue	*52%*	*52%*	
Services revenue as a percentage of net revenue	*48%*	*48%*	

    a)   Includes sales of products to the JV, an equity method investment, of $101,563 during the year ended June 30, 2025, and $77,497 during the year ended June 30, 2024, respectively. See Note 11.

    b)   Includes sales of services to the JV, an equity method investment, of $18,521 during the year ended June 30, 2025, and $15,039 during the year ended June 30, 2024, respectively. See Note 11.

Products net revenue increased by $3.4 million during the year ended June 30, 2025, as compared to the year ended June 30, 2024, mostly driven by a $5.9 million increase in revenue from upgrades, partially offset by lower revenue from unit sales due to product mix.

Services net revenue increased by $8.5 million during the year ended June 30, 2025, as compared to the year ended June 30, 2024, primarily due to a $4.0 million increase in revenue from service contracts as a result of growth in our installed base and a $3.8 million increase in revenue from the purchase of spare parts from customers.

Net revenue by geographic region, which is based on the shipping location of our customer, is as follows:

| | Years Ended June 30, | | |
(Dollars in thousands)	2025	2024	Percent Change
Americas	$ 88,768	$ 90,156	(2)%
EIMEA	144,264	168,611	(14)%
China	124,475	103,412	20%
Japan	53,622	55,682	(4)%
Asia Pacific	47,376	28,690	65%
Net revenue	$ 458,505	$ 446,551	3%

Net revenue increased $12.0 million during the year ended June 30, 2025, as compared to the year ended June 30, 2024. Products net revenue increased primarily due to a higher volume of the shipment of systems in our China and APAC regions, partially offset by a decrease in the volume of the shipment of systems in our EIMEA region. Services net revenue increased primarily in our EIMEA, China and Japan regions, partially offset by a decrease in services net revenue in our Americas region. The decrease in net revenue from EIMEA was due to lower product sales in fiscal year 2025, which was impacted by geopolitical disruptions in the region.

Gross profit

Gross profit is as follows:

(Dollars in thousands)	Years Ended June 30,		Percent Change
	2025	2024	
Gross profit	$ 146,967	$ 142,921	3%
Total gross profit as a percentage of net revenue	*32.1%*	*32.0%*	

Gross profit increased by $4.0 million during the year ended June 30, 2025, as compared to the year ended June 30, 2024, due to an increase in net revenue, partially offset by a $3.6 million increase in the net deferred gross profit on sales to the JV.

Operating Expenses

(Dollars in thousands)	Years Ended June 30,		Percent Change
	2025	2024	
Research and development	$ 47,942	$ 49,732	(4)%
Selling and marketing	43,315	42,619	2%
General and administrative	47,871	50,066	(4)%
Total operating expenses	$ 139,128	$ 142,417	
Research and development as a percentage of net revenue	*10%*	*11%*	
Selling and marketing as a percentage of net revenue	*9%*	*10%*	
General and administrative as a percentage of net revenue	*10%*	*11%*	
Total operating expenses as a percentage of net revenue	*30%*	*32%*	

Research and development expenses decreased by $1.8 million during the year ended June 30, 2025, as compared to the year ended June 30, 2024, primarily due to $2.5 million in lower compensation and benefits resulting from a reduction in headcount in fiscal year 2025 driven by our restructuring program in fiscal year 2024, and $1.7 million for the capitalization of internal labor for software development to be sold, partially offset by $1.1 million in higher spending for research and development projects and an a $1.0 million increase in facility and information system costs.

Selling and marketing expenses increased by $0.7 million during the year ended June 30, 2025, as compared to the year ended June 30, 2024, primarily due to investments in our sales operations infrastructure and an increase in travel costs, partially offset by a $1.6 million decrease in commissions due to lower sales in the Americas and EIMEA regions in fiscal year 2025.

General and administrative expenses decreased by $2.2 million during the year ended June 30, 2025, as compared to the year ended June 30, 2024, primarily due to a $2.1 million decrease in consulting costs driven by the completion of the implementation of our ERP system in fiscal year 2024 and a $1.9 million reduction in rental expense due to cost savings measures, partially offset by a $1.9 million increase in compensation and benefits that was driven by merit increases and stock-based compensation.

Income from equity method investment

(Dollars in thousands)	Years Ended June 30,		Percent Change
	2025	2024	
Income from equity method investment	$ 4,714	$ 1,838	156%

Income from the equity method investment increased by $2.9 million during the year ended June 30, 2025, as compared to the year ended June 30, 2024, primarily as a result of an increase in revenues from the JV.

Interest expense

(Dollars in thousands)	Years Ended June 30,		
	2025	2024	Percent Change
Contractual interest coupon	$ (10,221)	$ (10,552)	(3)%
Accrued paid-in-kind interest	(616)	-	n/a
Amortization of debt financing costs and discount for warrants issued to lenders	(1,439)	(956)	51%
Other	(678)	(116)	484%
Total interest expense	$ (12,954)	$ (11,624)	11%

Interest expense increased $1.3 million during the year ended June 30, 2025, as compared to the year ended June 30, 2024, primarily due to interest paid-in-kind accrued on the new Term Loan Facility and additional debt financing costs related to the new Term Loan Facility.

Gain on extinguishment of debt

We recorded a $1.5 million gain on the extinguishment of a portion of our Convertible Notes and our prior term loan facility. The gain on extinguishment is comprised of a $2.4 million gain on the settlement of shares issued to the holders of the Convertible Notes offset by $0.9 million from the write-off of unamortized debt issuance costs.

Loss from change in fair value of warrant liability

We recorded a $0.5 million loss due to the change in the fair value of the Penny Warrants from the issuance date through June 30, 2025.

Other income (expense), net

(Dollars in thousands)	Years Ended June 30,		
	2025	2024	Percent Change
Interest income	$ 1,192	$ 1,231	(3)%
Foreign currency exchange gain (loss)	1,573	(2,046)	177%
Costs for foreign currency forward contracts	(2,376)	(1,811)	31%
Other, net	170	88	93%
Total other income (expense), net	$ 559	$ (2,538)	122%

Other income (expense), net, increased by $3.1 million during the year ended June 30, 2025, as compared to the year ended June 30, 2024, primarily driven by foreign currency transaction gains in fiscal year 2025.

Provision for income taxes

(Dollars in thousands)	Years Ended June 30,		
	2025	2024	Percent Change
Provision for income taxes	$ 2,725	$ 3,725	(27)%

Provision for income taxes decreased by $1.0 million during the year ended June 30, 2025, as compared to the year ended June 30, 2024, primarily due to lower foreign earnings and lower deferred tax liabilities on unremitted foreign earnings not considered permanently reinvested.

Liquidity and Capital Resources

At June 30, 2025, we had $57.4 million in cash and cash equivalents. Cash from operations could be affected by various risks and uncertainties, including, declines in our revenue, particularly without a corresponding decrease in our expenses, the

timing of payments from our customers and our expenditures, as well as but not limited to, macroeconomic conditions, inflation, actions taken to counter inflation, foreign currency exchange rate fluctuations, and the risks included in Part I, Item 1A titled "Risk Factors." In particular, we expect inflation and the ongoing supply chain challenges and logistics costs to impact our cash from operations through at least calendar year 2025. In addition, reduced budgets and lower capital deployment priority for radiotherapy equipment, along with longer customer installation timelines, in the United States have negatively impacted net revenue since fiscal year 2024, and we expect that this will continue to have an impact through fiscal year 2026. Based on our cash and cash equivalents balance, available debt facilities, current business plan and revenue prospects, we believe we will have sufficient cash resources and anticipated cash flows to fund our operations for at least the next 12 months. However, we continue to critically review our liquidity and anticipated capital requirements in light of the significant uncertainty created by macroeconomic conditions.

Our liquidity and cash flows have been and could continue to be materially impacted by factors other than our cash from operations and factors that are not in our control, such as current macroeconomic factors, including facility closures, supply chain disruptions, inflation, foreign currency exchange rate fluctuations, increased volatility in the financial markets, uncertainty caused by the China anti-corruption campaign and timing of the China stimulus program, changes in government administration policy positions, recent executive orders to impose new tariffs on global imports and uncertainties regarding impact, retaliations and further escalation, including against other countries, and tightening of credit markets which could impact debt availability. These factors have and could continue to negatively impact our business operations and cash flows for the foreseeable future, including reductions in revenue, decreases in gross margin and delays in payments from customers, as well as declines or delays in the conversion of backlog to revenue. Certain of our revenue may not be collectible to the extent our customers suffer financial difficulty. There remain uncertainties as to how the current macroeconomic environment will impact our business, results of operations, access to sources of liquidity and financial condition in the future. As a result, we are unable to predict with certainty the impact of these factors on our ability to maintain compliance with the financial covenants contained in the Financing Agreement (as defined below).

On June 6, 2025, we entered into a senior secured credit agreement (the "Financing Agreement") by and among the Company, as borrower (the "Borrower"), TCW Asset Management Company LLC, a leading global asset manager ("TCW"), as collateral agent for the lenders (in such capacity, together with its successors and assigns in such capacity, the "Collateral Agent") and as administrative agent for the lenders (in such capacity, together with its successors and assigns in such capacity, the "Administrative Agent", and together with the Collateral Agent, each an "Agent" and collectively, the "Agents"), and certain other parties signatory thereto. The Financing Agreement provides for (a) $150 million of new five-year term loan facilities (the "Term Loan Facilities"), (b) a new $20 million delayed draw term loan facility (the "Delayed Draw Facility") and (c) a new $20 million revolving credit facility (the "Revolving Credit Facility" and, together with the Term Loan Facilities and Delayed Draw Facility, the "Facilities"). The proceeds of the Term Loan Facilities were used to fully refinance our existing senior secured indebtedness, which provided for a five-year $80 million term loan facility (the "Prior Term Loan Facility") and a $40 million revolving credit facility (the "Prior Revolving Credit Facility"), and which had $58.0 million and $17.0 million of outstanding balances of the Prior Term Loan Facility and Prior Revolving Credit Facility, respectively, and to fund the aggregate cash payment of approximately $68.5 million as part of the Exchange (as defined below) of a portion of the Company's 3.75% Convertible Senior Notes due 2026 (the "Convertible Notes"). The proceeds of the Delayed Draw Facility may be used to fund any future repurchases of outstanding Convertible Notes. The proceeds of loans drawn under the Revolving Credit Facility will be used to fund the general working capital needs and general corporate purposes of the Company and its subsidiaries. The Facilities' stated maturity date is June 6, 2030.

On June 6, 2025, concurrently with its entry into the Financing Agreement, the Company issued detachable warrants to purchase the Company's common stock to certain of its lenders (the "Warrant Holders") under the Financing Agreement. The Warrant Holders were issued warrants to purchase (i) 17,180,710 shares of common stock with an exercise price of $1.68 per share, exercisable on and after December 7, 2025 and expiring on June 6, 2032 (the "Premium Warrants") and (ii) 6,247,531 shares of common stock with an exercise price of $0.01 per share ("Penny Warrants" and together with the Premium Warrants, the "Warrants"), exercisable immediately and expiring on June 6, 2032. No Penny Warrants were exercised as of June 30, 2025. Pursuant to the terms of the Financing Agreement, if the Company uses the Delay Draw Facility, the Company will be obligated to issue additional detachable warrants on terms substantially similar to the Warrants to certain of its lenders under the Financing Agreement.

The Warrants have certain anti-dilution protection provisions, including price protection anti-dilution protection in the event that we sell stock at a price below $1.00 in the case of the Penny Warrants and $1.25 in the case of the Premium

Warrants. We agreed to issue the Warrants in connection with, and to induce the lenders to enter into, the Financing Agreement.

Interest on the borrowings under the Facilities is payable in arrears on the applicable interest payment date at an interest rate equal to, at the Company's option, either: (i) a term SOFR-based rate (subject to a 2.00% *per annum* floor), plus an applicable margin of 8.50%, per annum or (ii) a base rate (subject to a 3.00% *per annum* floor), plus an applicable margin of 7.50% per annum. The agreement provides the option for payment-in-kind ("PIK") interest up to 6.00% per annum (subject to an increase in applicable margin of $^1/_3$ of 1.00% per annum for each 1.00% per annum of interest elected to be paid in kind), which PIK interest will be capitalized on the applicable interest payment date and will be added to the then-outstanding principal amount of the term loan. In June 2025, we accrued $0.6 million in PIK interest and we elected the maximum PIK option for the first interest payment date of fiscal year 2026. The Financing Agreement requires the Borrower to pay the lenders with commitments under the Revolving Credit Facility an unused commitment fee equal to 0.50% per annum of the average unused portion of the Revolving Credit Facility. See Note 8. *Commitments and Contingencies* to the consolidated financial statements for future cash payments related to the Term Loan Facilities.

In addition, on June 5, 2025, we entered into separate, privately-negotiated exchange agreements with a limited number of existing holders of the Convertible Notes (the "Convertible Noteholders") to exchange (the "Exchange") approximately $82.0 million aggregate principal amount of the Convertible Noteholders' existing Convertible Notes for (i) an aggregate of 8,881,579 shares of the Company's common stock (the "Shares"), valued at $1.52 per share based on the closing stock price on June 5, 2025, or $13.5 million in the aggregate and (ii) an aggregate cash payment of approximately $68.5 million. On June 11, 2025, we issued the Shares to the Convertible Noteholders valued at $1.25 per share based on the closing stock price on June 11, 2025, which resulted in a $2.4 million gain. Following the closing of the Exchange, approximately $18.0 million aggregate principal amount of the Convertible Notes remain outstanding and will be due on June 1, 2026. We intend to use operating cash to pay the remaining balance of the Convertible Notes, but we can also access the $20.0 million Delayed Draw Facility to fund the repayment if necessary. The Convertible Notes are classified as short-term debt on consolidated balance sheets.

Additionally, the undistributed earnings of our foreign subsidiaries as of June 30, 2025, for all countries except Japan, France, Switzerland and the United Kingdom are considered to be indefinitely reinvested and unavailable for distribution in the form of dividends or otherwise. Future repatriation of our foreign earnings could be subject to income taxes. As of June 30, 2025, we had $10.5 million of cash and cash equivalents at our foreign subsidiaries that are considered to be indefinitely reinvested. If such funds were repatriated, there will be additional foreign tax withholdings imposed, depending on the country from which the funds were repatriated.

Cash Flows

	Years Ended June 30,	
	2025	2024
Net cash provided by (used in) operating activities	$ 2,860	$ (11,904)
Net cash used in investing activities	(8,523)	(3,601)
Net cash used in financing activities	(4,252)	(3,951)
Effect of exchange rate changes on cash, cash equivalents and restricted cash	1,657	(1,354)
Net decrease in cash, cash equivalents and restricted cash	$ (8,258)	$ (20,810)

Cash Flows From Operating Activities

Net cash provided by operating activities was $2.9 million during the year ended June 30, 2025, resulting primarily from an increase of $22.7 million in non-cash items partially offset by a decrease of $18.2 million in the net changes in assets and liabilities.

- Non-cash items primarily consisted of share-based compensation expense of $10.2 million, a $7.7 million increase in the net deferred gross profit on sales to the JV, $6.2 million in depreciation and amortization expense, partially offset by $4.7 million in income from our equity method investment.

- The major contributors to the decrease in net changes of assets and liabilities during the year ended June 30, 2025 were as follows: a $18.7 million decrease in accounts payable due to the timing of payments, and a $9.1 million increase in inventories primarily due to increased costs for parts, partially offset by a $13.4 million decrease in accounts receivable primarily due to improved collections fiscal year 2025.

Cash Flows From Investing Activities

Net cash used in investing activities was $8.5 million during the year ended June 30, 2025, was due to spending $4.3 million for the purchase of property and equipment and $4.2 million in costs for capitalized investments for software to be sold.

Cash Flows From Financing Activities

Net cash used in financing activities was $4.3 million during the year ended June 30, 2025 and was due to paying $13.1 million in debt financing costs, which included $4.8 million in debt discount costs, for the new Term Loan Facility. The $150.0 million of proceeds from the new Term Loan Facility was used to refinance the Convertible Notes, Prior Term Loan Facility and Prior Revolving Credit Facility. As part of the refinancing, the Company paid $68.5 million to settle a portion of the Convertible Notes, and $58.0 million and $17.0 million to fully settle the outstanding balances of the Prior Term Loan Facility and Prior Revolving Credit Facility, respectively.

Operating Capital and Capital Expenditure Requirements

Our future capital requirements depend on numerous factors. These factors include but are not limited to the following:

- Revenue generated by sales of our products and service plans;

- Our ability to generate cash flows from operations;

- Costs associated with our sales and marketing initiatives and manufacturing activities;

- Facilities, equipment and IT systems required to support current and future operations;

- Rate of progress and cost of our research and development activities;

- Costs of obtaining and maintaining FDA and other regulatory clearances of our products;

- Effects of competing technological and market developments;

- Number and timing of acquisitions and other strategic transactions;

- Our ability to refinance our current indebtedness in a timely manner, and servicing and maturity of our current and future indebtedness, including interest rates;

- The implementation of our cost savings initiatives, including the reduction of our workforce;

- The impact of inflation on our expenses; and

- The impact of the macroeconomic environment, including on collections, supply chain, and logistics.

We believe that our current cash and cash equivalents balance will be sufficient to meet our anticipated cash needs for working capital and capital expenditures for at least the next 12 months. If these sources of cash and cash equivalents are insufficient to satisfy our liquidity requirements, or we believe market conditions are favorable, we may seek to sell additional equity or debt securities or enter into additional credit facilities. The sale of additional equity or convertible debt securities could result in dilution to our stockholders. If additional funds are raised through the issuance of debt securities, these securities could have rights senior to those associated with our common stock and could contain covenants that would restrict our operations. Additional financing may not be available at all, or in amounts or on terms acceptable to us. If we are unable to obtain this additional financing, we may be required to reduce the scope of our planned product development and marketing efforts.

Operating and Capital Expenditure Requirements and Contractual Obligations

Our purchase commitments and obligations include all open purchase orders and contractual obligations in the ordinary course of business, including commitments with contract manufacturers and suppliers, for which we have not received the goods or services and acquisition and licensing of intellectual property. A majority of these purchase obligations are due within a year. Although open purchase orders are considered enforceable and legally binding, the terms generally allow us the option to cancel, reschedule, and adjust our requirements based on our business needs prior to the delivery of goods or performance of services. Our long-term material cash requirements include principal and interest payments and lease obligations. See Note 4, "Leases" to the Notes to the consolidated financial statements for further information.

Inflation

In recent years, we experienced rising costs for certain materials, including increased logistics and duties costs that adversely affected our gross margins and net income (loss), and had a material effect on our business, financial condition and results of operations. Gross margins and net income (loss) may continue to be adversely affected by increased material costs and freight and logistics expenses through at least calendar year 2025, and potentially longer, as we are unable to pass all of these increased costs to our customers. In addition, we expect inflation and the ongoing supply chain challenges and logistics costs to impact our cash from operations through at least calendar year 2025. Continued pressure from inflationary factors, such as further increases in the cost of materials for our products, cost of labor, interest rates, overhead costs, logistics and duties costs could further exacerbate these effects and harm our business, operating results, and financial condition.

Critical Accounting Estimates

The discussion and analysis of our financial condition and results of operations is based on our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The preparation of these consolidated financial statements requires management to make estimates and judgments that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements, as well as revenue and expenses during the reporting periods. We evaluate our estimates and judgments on an ongoing basis. We base our estimates on historical experience and on various other factors we believe are reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities. The economic uncertainty in the current environment however, could limit our ability to accurately make and evaluate our estimates and judgments. Actual results could therefore differ materially from those estimates if actual conditions differ from our assumptions.

All of our significant accounting policies and methods used in the preparation of our consolidated financial statements are described in Note 1, *The Company and its Significant Accounting Policies,* to the consolidated financial statements. The methods, estimates and judgments that we use in applying our accounting policies require us to make difficult and subjective judgments, often as a result of the need to make estimates regarding matters that are inherently uncertain. Management believes the critical accounting policies and estimates are those related to revenue recognition and the assessment of stand-alone selling price ("SSP"), and the valuation of inventories.

Revenue Recognition and the Assessment of Stand-Alone Selling Price

Our revenue is primarily derived from new system and upgrade sales of CyberKnife and TomoTherapy platforms and services, which include post-contract customer support ("PCS") contracts (warranty period services and post-warranty services), installation services, training and other professional services. We record our revenue net of any value-added or sales tax. We recognize revenue for certain performance obligations at the point in time when control is transferred, such as delivery of products and the right to use. We recognize revenue for certain other performance obligations over a period of time as control of the goods or services is transferred, such as PCS and construction contracts. Payments received in advance of system shipment are recorded as customer advances and are deferred until product shipment when they are recognized in revenue. We assess the probability of collection based on a number of factors, including past payment history with the customer and creditworthiness of the customer. We generally do not request collateral from our customers but will request advance payments or letter's of credit when deemed necessary.

We frequently enter into sales arrangements that contain multiple performance obligations. For sale arrangements that contain multiple performance obligations, we account for individual products and services separately if a product or service is separately identifiable from other items in the bundled package and if a customer can benefit from it on its own or with other resources that are readily available to the customer. The SSP is determined based on observable prices at which we separately

sell the products and services. If the SSP is not directly observable, then we will estimate the SSP considering market conditions, entity-specific factors, and information about the customer or class of customer that is reasonably available.

Valuation of Inventories

The valuation of inventory requires us to estimate obsolete or excess inventory as well as damaged inventory. The determination of obsolete or excess inventory requires us to estimate the future demand for our products. We regularly review inventory quantities on hand and adjust for excess and obsolete inventory based primarily on historical usage rates and our estimates of product demand to support future sales and service. If our demand forecast for specific products is greater than actual demand and we fail to reduce purchasing and manufacturing output accordingly, we could be required to write off inventory beyond the current reserve, which would negatively impact our gross margin.

Item 7A. QUANTITATIVE & QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We do not utilize derivative financial instruments, derivative commodity instruments or other market risk sensitive instruments, positions or transactions.

Concentration of Credit and Other Risks

Our cash and cash equivalents are deposited with several major financial institutions. At times, deposits in these institutions exceed the amount of insurance provided on such deposits. We have not experienced any losses in such accounts and do not believe that we are exposed to any significant risk of loss on these balances.

For the years ended June 30, 2025, and 2024, there was one customer that represented 10% or more of total net revenue. We had one customer as of June 30, 2025 and June 30, 2024, respectively, that accounted for more than 10% of our total accounts receivable, net.

We perform ongoing credit evaluations of our customers and maintain reserves for potential credit losses. Accounts receivable are deemed past due in accordance with the contractual terms of the agreement with such customer. Accounts receivable balances are charged against the allowance for doubtful accounts once collection efforts are unsuccessful.

Single-source suppliers presently provide us with several components. In most cases, if a supplier was unable to deliver these components, we believe that we would be able to find other sources for these components subject to any regulatory qualifications, if required.

Foreign Currency Exchange Rate Risk

A portion of our net sales are denominated in foreign currencies, most notably the Swiss Franc, Euro and the Japanese Yen. Future fluctuations in the value of the U.S. Dollar may affect the price competitiveness of our products outside the United States. For direct sales outside the United States, we sell in both U.S. Dollars and local currencies, which could expose us to additional foreign currency risks, including changes in currency exchange rates. Our operating expenses in countries outside the United States are payable in foreign currencies and therefore, expose us to currency risk. To the extent that management can predict the timing of payments under sales contracts or for operating expenses that are denominated in foreign currencies, we may engage in hedging transactions to mitigate such risks in the future. We expect the changes in the fair value of the net foreign currency assets arising from fluctuations in foreign currency exchange rates to be materially offset by the changes in the fair value of the forward contracts. As of June 30, 2025, we had open currency forward contracts to purchase or sell foreign currencies with stated, or notional value, of approximately $43.5 million.

The purpose of these foreign currency forward contracts is to mitigate the risk associated with foreign exchange rate fluctuations. We have developed a foreign exchange policy to govern our forward contracts. These foreign currency forward contracts do not qualify as cash flow hedges and all changes in fair value are reported in earnings as part of other expenses, net. We have not entered into any other types of derivative financial instruments for trading or speculative purpose. Our foreign currency forward contract valuation inputs are based on quoted prices and quoted pricing intervals from public data and do not involve management judgment.

Interest Rate Risk

Our debt obligations consist of a variety of financial instruments that expose us to interest rate risk, including, but not limited to the Financing Agreement and our Convertible Notes. The interest rates on the Convertible Notes are fixed and the interest rate on the Term Loan Facilities are tied to a variable rate. As of June 30, 2025, the Financing Agreement included borrowings under the Term Loan Facility of $150.0 million. The interest on the borrowings under the Financing Agreement is payable at the Company's option, either: (i) a term SOFR-based rate (subject to a 2.00% *per annum* floor), plus an applicable margin of 8.50%, per annum or (ii) a base rate (subject to a 3.00% *per annum* floor), plus an applicable margin of 7.50% per annum. If the amount outstanding under the Financing Agreement remained at this level for the next 12 months and interest rates increased or decreased by a 50 basis point change, our annual interest expense would increase or decrease, respectively, approximately $0.8 million. Refer to Note 7, *Debt* to our consolidated financial statements included in this Annual Report on Form 10-K for a discussion regarding our debt obligations.

Equity Price Risk

On May 13, 2021, we issued approximately $100.0 million aggregate principal amount of Convertible Notes. Upon conversion, we can settle the obligation by issuing our common stock, cash or a combination thereof at an initial conversion rate equal to 170.5611 shares of common stock per $1,000 principal amount of the Convertible Notes, which is equivalent to a conversion price of approximately $5.86 per share of common stock, subject to adjustment. On June 5, 2025, as part of the Financing Agreement, we paid $82.0 million to the Convertible Note holders. As of June, 30, 2025, the Company currently has $18.0 million Convertible Notes outstanding. There is no equity price risk if the share price of our common stock is below $5.86 upon conversion of the Convertible Notes. For every $1 that the share price of our common stock exceeds $5.86, we expect to issue an additional $3.1 million in cash or shares of our common stock, or a combination thereof, if all of the remaining Convertible Notes are converted.

Item 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA


ACCURAY INCORPORATED
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS


REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Stockholders

Accuray Incorporated

Opinion on the financial statements

We have audited the accompanying consolidated balance sheets of Accuray Incorporated (a Delaware corporation) and subsidiaries (the "Company") as of June 30, 2025 and 2024, the related consolidated statements of operations and comprehensive income (loss), stockholders' equity, and cash flows for each of the two years in the period ended June 30, 2025, and the related notes (collectively referred to as the "consolidated financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of June 30, 2025 and 2024, and the results of its operations and its cash flows for each of the two years in the period ended June 30, 2025, in conformity with accounting principles generally accepted in the United States of America.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) ("PCAOB"), the Company's internal control over financial reporting as of June 30, 2025, based on criteria established in the 2013 *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO"), and our report dated August 28, 2025 expressed an unqualified opinion.

Basis for opinion

These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's consolidated financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical audit matter

The critical audit matter communicated below is a matter arising from the current period audit of the financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Determination of standalone selling price

As described further in note 1 to the consolidated financial statements, the Company's contracts with customers often include multiple performance obligations. The Company applies the five steps of Financial Accounting Standards Board Topic 606, *Revenue from Contracts with Customers*, in the determination of revenue to be recognized, with step four related to the allocation of the transaction price to multiple performance obligations. The transaction price of each contract is allocated to individual performance obligations based upon relative stand-alone selling price ("SSP"). The SSP of performance obligations is determined based on observable prices at which the Company separately sells the products and services. If the SSP is not directly observable, the Company will estimate the SSP considering market conditions, entity specific factors, and information about the customer or class of customer that is reasonably available. We identified the determination of the SSP of performance obligations as a critical audit matter.

The principal consideration for our assessment that the determination of the SSP of performance obligations represents a critical audit matter is that the estimates made in determining SSP involve significant judgment due to the absence of directly observable data which requires the Company to make subjective assumptions used to estimate the SSP for each performance obligation. Evaluating the appropriateness of these estimates requires a high degree of auditor judgment and an increased extent of effort.

Our audit procedures related to the determination of the SSP of performance obligations included the following, among others:

- We tested the design and operating effectiveness of internal controls over the Company's determination of the SSP of performance obligations, including controls covering the validation of the completeness and accuracy of underlying data used in the analysis.
- We evaluated the appropriateness of the overall methodology used by management, including considering whether the methodology maximized the use of observable inputs available.
- We tested management's process by evaluating key assumptions for performance obligations that do not include directly observable sales or for performance obligations that do not include sufficient directly observable sales. Specifically, we:

  - considered how management determined the disaggregation of distinct customer groups;

  - determined the appropriateness of discount rates applied to list prices based on the Company's pricing strategy and target margins for customer groups, including comparing the discount rates to internal pricing policies;

  - recalculated and validated the inputs used in the calculation;

  - made inquiries of staff members outside of the accounting department to determine if there are factors that could have indicated a change in the Company's go-to market strategy;

  - compared the SSP indicated by management's analysis to known orders at the performance obligation level for a sample of items; and

  - compared SSP at the performance obligation level to the prior year and evaluated the reasons for significant relative fluctuations.

/s/ GRANT THORNTON LLP

We have served as the Company's auditor since 2006.

San Jose, California
August 28, 2025

Accuray Incorporated
Consolidated Balance Sheets
(in thousands, except share and per share amounts)

		June 30, 2025		June 30, 2024
ASSETS				
Current assets:				
Cash and cash equivalents	$	57,416	$	68,570
Restricted cash		574		485
Accounts receivable, net of allowance for credit losses of $369 and $2,251 as of June 30, 2025 and June 30, 2024, respectively [a]		83,192		92,001
Inventories		141,020		138,324
Prepaid expenses and other current assets [b]		33,501		23,006
Deferred cost of revenue		1,762		850
Total current assets		317,465		323,236
Noncurrent assets:				
Property and equipment, net		28,658		24,774
Investment in joint venture		4,612		9,826
Operating lease right-of-use assets, net		33,115		33,773
Goodwill		57,802		57,672
Restricted cash		4,144		1,337
Other assets		24,443		18,009
Total assets	$	470,239	$	468,627
LIABILITIES AND STOCKHOLDERS' EQUITY				
Current liabilities:				
Accounts payable	$	34,033	$	50,020
Accrued compensation		14,573		17,128
Operating lease liabilities		7,375		6,218
Other accrued liabilities		29,361		28,508
Customer advances		12,197		13,988
Deferred revenue		82,306		71,649
Short-term debt, net		12,734		7,756
Total current liabilities		192,579		195,267
Noncurrent liabilities:				
Operating lease liabilities		32,482		32,373
Long-term other liabilities		5,160		7,389
Warrant liability		8,497		—
Deferred revenue		26,566		24,114
Long-term debt, net		123,786		164,400
Total liabilities		389,070		423,543
Commitments and contingencies (Note 8)				
Stockholders' equity:				
Common stock, $0.001 par value; authorized: 200,000,000 shares as of June 30, 2025 and June 30, 2024, respectively; issued and outstanding: 112,643,852 and 100,194,932 shares at June 30, 2025 and June 30, 2024, respectively		113		100
Additional paid-in-capital		602,165		566,887
Accumulated other comprehensive loss		(1,837)		(4,222)
Accumulated deficit		(519,272)		(517,681)
Total stockholders' equity		81,169		45,084
Total liabilities and stockholders' equity	$	470,239	$	468,627

(a)   Included accounts receivable from the joint venture, an equity method investment, of $28,452 and $25,339 at June 30, 2025, and June 30, 2024, respectively. See Note 11.

(b)   Included other receivable from the joint venture, an equity method investment, of $377 and $743 at June 30, 2025, and June 30, 2024, respectively.

The accompanying notes are an integral part of these consolidated financial statements

Accuray Incorporated
Consolidated Statements of Operations and Comprehensive Income (Loss)
(in thousands, except per share amounts)

	Years Ended June 30,	
	2025	**2024**
Net revenue:		
Products [(a)]	$ 237,580	$ 234,164
Services [(b)]	220,925	212,387
Total net revenue	458,505	446,551
Cost of revenue:		
Cost of products	162,569	161,061
Cost of services	148,969	142,569
Total cost of revenue [(c)]	311,538	303,630
Gross profit	146,967	142,921
Operating expenses:		
Research and development [(d)]	47,942	49,732
Selling and marketing	43,315	42,619
General and administrative	47,871	50,066
Total operating expenses	139,128	142,417
Income from operations	7,839	504
Income from equity method investment	4,714	1,838
Interest expense	(12,954)	(11,624)
Gain on extinguishment of debt	1,475	—
Loss from change in fair value of warrant liability	(499)	—
Other income (expense), net	559	(2,538)
Income (loss) before provision for income taxes	1,134	(11,820)
Provision for income taxes	2,725	3,725
Net loss	$ (1,591)	$ (15,545)
Net loss per share - basic and diluted	$ (0.02)	$ (0.16)
Weighted average common shares used in computing net loss per share:		
Basic and diluted	102,768	98,272
Net loss	$ (1,591)	$ (15,545)
Foreign currency translation adjustment	1,557	(2,445)
Change in defined benefit pension obligation	828	(2,199)
Comprehensive income (loss)	$ 794	$ (20,189)

(a)   Includes sales of products to the joint venture, an equity method investment, of $101,563 during the year ended June 30, 2025, and $77,497 during the year ended June 30, 2024. See Note 11.

(b)   Includes sales of services to the joint venture, an equity method investment, of $18,521 during the year ended June 30, 2025, and $15,039 during the year ended June 30, 2024. See Note 11.

(c)   Includes cost of revenue from sales to the joint venture, an equity method investment, of $74,421 during the year ended June 30, 2025, and $59,853 during the year ended June 30, 2024. See Note 11.

(d)   Includes charge backs to the joint venture, an equity method investment, related to research and development of $1,482 during the year ended June 30, 2025 and $942 during the year ended June 30, 2024.

The accompanying notes are an integral part of these consolidated financial statements.

Accuray Incorporated
Consolidated Statement of Stockholders' Equity
(in thousands)

	Common Stock		Additional Paid-in Capital	Accumulated Other Comprehensive Income (Loss)	Accumulated Deficit	Total Stockholders' Equity
	Shares	Amount				
Balance at June 30, 2023	96,535	97	555,276	422	(502,136)	53,659
Issuance of common stock to employees	3,707	3	2,244	—	—	2,247
Tax withholding upon vesting of restricted stock units	(47)	—	(117)	—	—	(117)
Share-based compensation	—	—	9,484	—	—	9,484
Net loss	—	—	—	—	(15,545)	(15,545)
Cumulative translation adjustment	—	—	—	(2,445)	—	(2,445)
Change in defined benefit pension obligation	—	—	—	(2,199)	—	(2,199)
Balance at June 30, 2024	100,195	$ 100	$ 566,887	$ (4,222)	$ (517,681)	$ 45,084
Issuance of common stock to employees	3,612	4	1,623	—	—	1,627
Tax withholding upon vesting of restricted stock units	(45)	—	(90)	—	—	(90)
Share-based compensation	—	—	10,201	—	—	10,201
Fair value of warrants issued with debt	—	—	12,822	—	—	12,822
Stock issued to settle Convertible Notes	8,882	9	10,722	—	—	10,731
Net loss	—	—	—	—	(1,591)	(1,591)
Cumulative translation adjustment	—	—	—	1,557	—	1,557
Change in defined benefit pension obligation	—	—	—	828	—	828
Balance at June 30, 2025	112,644	$ 113	$ 602,165	$ (1,837)	$ (519,272)	$ 81,169

The accompanying notes are an integral part of these consolidated financial statements.

Accuray Incorporated
Consolidated Statements of Cash Flows
(in thousands)

	Years Ended June 30,	
	2025	2024
Cash flows from operating activities		
Net loss	$ (1,591)	$ (15,545)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:		
Depreciation and amortization	6,150	5,905
Share-based compensation	10,201	9,484
Amortization of debt financing costs and discount for warrants issued to lenders	1,439	955
Gain on extinguishment of debt	(1,475)	—
Non-cash interest paid-in-kind	616	—
Loss from change in fair value of warrant liability	499	—
Recovery from credit losses	(101)	(479)
Provision for write-down of inventories	2,216	6,022
Income from equity method investment	(4,714)	(1,838)
Net deferred gross profit on sales to the JV	7,666	4,098
Provision for deferred income taxes	156	1,402
Changes in assets and liabilities:		
Accounts receivable	13,356	(15,826)
Inventories	(9,109)	(3,998)
Prepaid expenses and other assets	(2,542)	6,116
Deferred cost of revenue	(912)	(275)
Accounts payable	(18,674)	17,365
Operating lease liabilities, net of operating lease right-of-use assets	620	321
Accrued liabilities	(5,906)	(16,506)
Customer advances	(2,440)	(6,619)
Deferred revenues	7,405	(2,486)
Net cash provided by (used in) operating activities	2,860	(11,904)
Cash flows from investing activities		
Purchases of property and equipment, net	(4,272)	(3,601)
Capitalized costs for software to be sold	(4,251)	—
Net cash used in investing activities	(8,523)	(3,601)
Cash flows from financing activities		
Proceeds from the issuance of common stock to employees	1,627	2,247
Taxes paid related to net share settlement of equity awards	(90)	(117)
Proceeds from Term Loan due 2030	150,000	—
Debt financing costs	(13,289)	(81)
Paydown of Prior Convertible Notes	(68,500)	—
Paydown of Prior Term Loan Facility	(64,000)	(6,000)
Borrowings under the Prior Revolving Credit Facility	27,000	5,000
Repayments under the Prior Revolving Credit Facility	(37,000)	(5,000)
Net cash used in financing activities	(4,252)	(3,951)
Effect of exchange rate changes on cash, cash equivalents and restricted cash	1,657	(1,354)
Net decrease in cash, cash equivalents and restricted cash	(8,258)	(20,810)
Cash, cash equivalents and restricted cash at beginning of period	70,392	91,202
Cash, cash equivalents and restricted cash at end of period	$ 62,134	$ 70,392

The accompanying notes are an integral part of these consolidated financial statements.

Accuray Incorporated
Consolidated Statements of Cash Flows (continued)
(in thousands)

	Years Ended June 30,	
	2025	**2024**
Supplemental Disclosure of Cash Flow Information		
Cash paid for income taxes	$ 3,870	$ 1,749
Cash paid for interest	$ 9,737	$ 10,520
Supplemental non-cash disclosure:		
Fair value of stock issued to settle Convertible Notes	$ 11,102	$ —
Fair value of warrants issued with debt	$ 21,105	$ —
Unpaid purchase of property and equipment at end of year	$ 888	$ 445
Unpaid capitalized software costs at end of year	$ 258	$ —
Transfers from inventory to property and equipment	$ 3,709	$ 3,438
Transfer of inventory to other assets	$ 1,218	$ —
Transfer of lease liabilities to leasehold improvements	$ 1,251	$ 2,593
Transfer of other assets to property and equipment	$ 242	$ —
Dividend receivable from joint venture	$ 2,453	$ 2,460

The accompanying notes are an integral part of these consolidated financial statements.

Accuray Incorporated
Notes to Consolidated Financial Statements

Note 1. The Company and its Significant Accounting Policies

The Company

Accuray Incorporated (together with its subsidiaries, the "Company" or "Accuray") designs, develops and sells advanced radiosurgery and radiation therapy systems for the treatment of tumors throughout the body. The Company is incorporated in Delaware and is headquartered in Madison, Wisconsin. The Company has primary offices in the United States, Switzerland, China, Hong Kong, and Japan, and conducts its business worldwide.

Basis of Presentation and Principles of Consolidation

The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. All significant intercompany transactions and balances have been eliminated in consolidation. The accompanying consolidated financial statements have been prepared in accordance with United States generally accepted accounting principles ("U.S. GAAP"), pursuant to the rules and regulations of the Securities and Exchange Commission (the "SEC").

Reclassifications

Certain amounts in the notes to consolidated financial statements have been reclassified to conform to current year presentation. Such reclassifications had no impact on the Company's consolidated financial statements.

Risks and Uncertainties

The Company is subject to risks and uncertainties caused, directly or indirectly, by events with significant geopolitical and macroeconomic impacts, including, but not limited to, inflation; actions taken to counter inflation, including high interest rates; foreign currency exchange rate fluctuations; uncertainty and volatility in the banking and financial services sector; tightening credit markets; geopolitical concerns, such as the Russia-Ukraine and Middle East conflicts and increasing tension between China and the U.S., including with respect to Taiwan; uncertainty caused by the China anti-corruption campaign and timing of the China stimulus program; changes in government administration policy positions; recent executive orders to impose new tariffs on global imports and uncertainties regarding impact, retaliations and further escalation, including against other countries; and other factors that may emerge. The Company is also continuing to navigate supply chain and inflation challenges, both of which continues to be a significant headwind that affects the Company's results of operations.

The Company expects that the business of its customers and its own business will continue to be adversely impacted, directly or indirectly, by these macroeconomic and geopolitical issues. In addition, ongoing supply chain challenges and logistics costs, including difficulties in obtaining a sufficient supply of component materials and increased component costs, have adversely affected the Company's gross margins and net income (loss), and the Company currently expects that gross margins and net income (loss) will continue to be adversely affected by increased material costs and freight and logistics expenses through at least calendar year 2025, and potentially longer. In addition, the Company expects inflation and the ongoing supply chain challenges and logistics costs to impact its cash from operations through at least calendar year 2025. In addition, reduced budgets and lower capital deployment priority for radiotherapy equipment, along with longer customer installation timelines, in the United States have negatively impacted net revenue since fiscal year 2024, and the Company expects this will continue to have an impact through fiscal year 2026. The extent of the ongoing impact of these macroeconomic events on our business, our markets and on global economic activity, however, is uncertain and the related financial impact cannot be reasonably estimated with any certainty at this time. The Company's past results may not be indicative of its future performance, and historical trends, including conversion of backlog to revenue, income (loss) from operations, net income (loss), net income (loss) per share and cash flows may differ materially.

The Company continues to critically review its liquidity and anticipated capital requirements in light of the significant uncertainty created by geopolitical and macroeconomic conditions. Based on the balance of the Company's cash and cash equivalents, available debt facilities, current business plan and revenue prospects, the Company believes that it will have sufficient cash resources and anticipated cash flows to fund its operations for at least the next 12 months. The Company, however, is unable to predict with certainty the impact that geopolitical and macroeconomic conditions, including their effect

on the global supply chain, inflation and foreign currency exchange rates, will have on its ability to maintain compliance with the covenants contained in the Financing Agreement (as defined below), including financial covenants regarding the consolidated fixed charge coverage ratio, consolidated leverage ratio and minimum liquidity requirements.

Failing to comply with the covenants to the Financing Agreement could adversely affect the Company's ability to finance its future operations or capital needs, withstand a future downturn in its business or the economy in general, engage in business activities, including future opportunities that may be in its interest, and plan for or react to market conditions or otherwise execute its business strategies. The Company's ability to comply with the covenants and other terms governing the Financing Agreement will depend in part on its future operating performance. In addition, because substantially all of the Company's assets are pledged as collateral under the Financing Agreement, if the Company is not able to cure any default or repay outstanding borrowings, such assets are subject to the risk of foreclosure by the Company's lenders. Failure to satisfy the covenants and other terms governing the Financing Agreement in the future could cause the Company to be in default and the maturity of the related debt could be accelerated and become immediately payable. This may require the Company to obtain waivers or additional amendments to the Financing Agreement in order to maintain compliance and there can be no certainty that any such waiver or amendment will be available, or what the cost of such waiver or amendment, if obtained, would be. If the Company is unable to obtain necessary waivers or amendments and the debt under such credit facility is accelerated, the Company would be required to obtain replacement financing. There can be no assurance that the Company would be able to obtain replacement financing on acceptable terms, or at all, on a timely basis. There can be no assurance that the Company would be able to satisfy its obligations if any of its indebtedness is extended. There is no guarantee that the Company would be able to satisfy its obligations if any of its indebtedness is accelerated.

Use of Estimates

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues, expenses, and related disclosures at the date of the financial statements. The Company assessed certain accounting matters that generally require consideration of forecasted financial information in context with the information reasonably available to the Company. Actual results could differ materially from those estimates.

Foreign Currency

The Company's international subsidiaries use their local currencies as their functional currencies. For those subsidiaries, assets and liabilities are translated at exchange rates in effect at the balance sheet date and income and expense accounts at the average exchange rate. Resulting translation adjustments are excluded from the determination of net income or loss and are recorded in accumulated other comprehensive income (loss) as a separate component of stockholders' equity. Net foreign currency exchange transaction gains or losses are included as a component of other expense, net, in the Company's consolidated statements of operations and comprehensive income (loss).

Cash, Cash Equivalents and Restricted Cash

The Company considers currency on hand, demand deposits, time deposits, and all highly liquid investments with an original maturity of three months or less at the date of purchase to be cash and cash equivalents. Cash and cash equivalents are held in various financial institutions in the United States and internationally.

Restricted cash primarily consists of cash held in bank accounts which are for certificates of deposit held as guarantees in connection with customer contracts and corporate leases, and funds held as guarantees for Value-Added Tax ("VAT") obligations in a foreign jurisdiction.

Fair Value Measurements

The carrying values of the Company's financial instruments including cash equivalents, restricted cash, accounts receivable, and accounts payable, are approximately equal to their respective fair values due to the relatively short-term nature of these instruments. The Company's Term Loan Facilities approximated fair value due to variable interest rate charged on the borrowings, which reprice frequently. The Company's convertible debt is measured on a recurring basis. The Company's Premium Warrants were recorded at their relative fair value in additional paid-in capital at the time of issuance,

and its warrant liabilities are remeasured to their respective fair value each reporting period. See Note 6, *Fair Value Measurements,* of the notes to consolidated financial statements for further information.

Concentration of Credit Risk and Other Risks and Uncertainties

The Company's cash and cash equivalents are primarily deposited with several major financial institutions. At times, deposits in these institutions exceed the amount of insurance provided on such deposits. The Company has not experienced any losses in such accounts and believes that it is not exposed to any significant risk on these balances.

The Company had one customer that represented 10% or more of total net revenue for the years ended June 30, 2025 and 2024, respectively. The Company had one customer as of June 30, 2025 and 2024, respectively, that accounted for more than 10% of accounts receivable, net.

Single-source suppliers presently provide the Company with several components. In most cases, if a supplier was unable to deliver these components, the Company believes that it would be able to find other sources for these components subject to any regulatory qualifications, if required.

Accounts Receivable

Accounts receivable consist of amounts billed and unbilled from customers and are recorded at the invoiced amount. The Company performs ongoing credit evaluations of its customers and maintains reserves for potential credit losses based upon the expected collectability of all accounts receivable. Accounts receivable are deemed past due in accordance with the contractual terms of the agreement. The Company writes off accounts receivable when they are determined to be uncollectible.

Inventories

Inventories are stated at the lower of cost (on a first-in, first-out basis) or net realizable value. Excess and obsolete inventories are written down based on historical sales and forecasted demand, as judged by management.

Revenue Recognition

The Company's revenue consists of product revenue resulting from the sale of systems, system upgrades and service revenue. The Company accounts for a contract with a customer when there is a legally enforceable contract between the Company and its customer, the rights of the parties are identified, the contract has commercial substance, and collectability of the contract consideration is probable. The Company's revenues are measured based on the consideration specified in the contract with each customer, net of any discounts and taxes collected from customers that are remitted to government authorities.

The Company's revenue is primarily derived from sales of CyberKnife and TomoTherapy platforms and services, which include post-contract customer support ("PCS"), installation services, training and other professional services.

The majority of the Company's revenue arrangements consist of multiple performance obligations, which can include system, upgrades, installation, training, services, construction, and consumables. For bundled arrangements, the Company accounts for individual products and services separately if a product or service is separately identifiable from other items in the bundled package and if a customer can benefit from it on its own or with other resources that are readily available to the customer.

The Company's products are generally sold without a right of return, and the Company's contracts generally provide a fixed transaction price. The Company may offer incentives in the form of discounts, including volume system discounts, which are included in the contract and used to calculate the final fixed price of the arrangement. These discounts may pertain to all performance obligations in a specific contract or may be allocated to a specific performance obligation. The Company reviews payment terms extending beyond one year. If it is determined that a material financing component exists, we recognize this as interest income over time. The Company applies the practical expedient to not adjust for a material

financing component if the gap between payment and delivery was expected, at the contract inception, to be less than one year.

The Company offers customers the opportunity to trade in their older systems for a discount off the purchase of a new system. The Company generally does not provide specific trade-in prices or upgrade rights at the time of purchase of the original system. Trade-in or upgrade transactions are based on the fair value of the products when sold and are separately negotiated, taking into consideration circumstances existing at the time the trade-in or upgrade is delivered. Accordingly, implied trade-ins and upgrades discounts are not considered separate performance obligations in system sales agreements. During fiscal years 2025 and 2024, no fair value has been assigned to any of the systems that were traded-in.

The stand-alone selling price ("SSP") of performance obligations is determined based on observable prices at which the Company separately sells the products and services. If the SSP is not directly observable, then the Company estimates the SSP considering market conditions, entity-specific factors, and information about the customer or class of customer that is reasonably available. The contract consideration allocation is based on the SSP at contract inception and updated should a significant contract modification occur. The consideration (net of any discounts) is allocated among separate products and services in a bundle based on their relative SSPs. Contract modifications typically add additional goods or services or change pricing. For such modifications, the most recent SSP is used for reallocation to the remaining performance obligations.

The Company recognizes revenue for certain performance obligations at the point in time when control is transferred, such as the delivery and right to use the products and upgrades occurs. Service revenue is recognized over the term of the service period as the customer benefits from the services throughout the service period. Revenue related to services that are not part of a service contract and performed on a time-and-materials basis are recognized when performed. Service contracts comprise a single stand-ready performance obligation satisfied over time as our customers simultaneously receive and consume benefits from the Company's performance. This performance obligation constitutes a series of services that are substantially the same and provided over time using the same measure of progress. Revenues derived from these arrangements are recognized over time using an output method based upon the passage of time as this provides a faithful depiction of the pattern of transfer of control.

The Company recognizes an asset for the incremental costs of obtaining a contract with a customer when the Company expects to generate future economic benefits from the related revenue-generating contracts. The Company capitalizes incremental contract acquisition costs, and amortizes such costs over a five year period, the period which the Company expects to benefit, based on historical service renewal rates, and expectations of future customer renewals. Most of the Company's contract costs are associated with its internal sales force compensation program and a portion of its employee bonus program. The Company capitalizes and amortizes the incremental costs of obtaining a contract, primarily related to certain bonuses and sales commissions. The capitalized bonuses and sales commissions are amortized over a period of five years commencing upon the initial transfer of control of the system to the customer. The pattern of amortization is commensurate with the pattern of transfer of control of the performance obligations to the customer. The amortization of these contract assets is included in cost of sales, research and development, sales and marketing, and general and administrative expenses based on department headcount allocations in the consolidated statements of operations. The Company elected to use the practical expedient and expense as incurred commissions related to service renewals and upgrades because the amortization period is one year or less.

The Company invoices its customers based on the billing schedules in its sales arrangements. Payment terms vary from 30 to 90 days, or longer, from the date of invoice. Contract assets for the periods presented primarily represent the difference between the revenue that was recognized based on the relative standalone selling price of the related performance obligations satisfied, and the contractual billing terms. Deferred revenue for periods presented primarily relates to service contracts where the service fees are billed up-front, generally quarterly or annually, prior to services being performed. The associated deferred revenue is generally recognized over the term of the service period. The Company did not have any significant impairment losses on its contract assets for any period presented.

Deferred Revenue and Customer Advances

Deferred revenue represents the amount billed under an arrangement in excess of the amount of revenue recognized. It primarily consists of unfulfilled obligations from open contracts for which performance has already started including short-shipped items, deferred warranty, training, maintenance services and other unperformed or incomplete performance obligations. Service contracts outside of the warranty period, for maintenance services, in general, are considered month-to-

month contracts. Deferred revenue includes deferred warranty expected to be recognized over the remaining warranty period for systems already installed.

Customer advances represent payments made by customers in advance of product shipment per the agreed upon contract terms.

Property and Equipment

Property and equipment are stated at cost and are depreciated using the straight-line method over the estimated useful lives of the related assets. Leasehold improvements are depreciated on a straight-line basis over the remaining term of the lease or the estimated useful life of the asset, whichever is shorter. Machinery and equipment are depreciated over five years. Furniture and fixtures are depreciated over four years. Computer and office equipment and computer software are depreciated over three years. Repairs and maintenance costs, which are not considered improvements and do not extend the useful life of the property and equipment, are expensed as incurred.

Software Capitalization Costs

Certain costs for the development of new software products and the substantial enhancements to existing software products for internal use are capitalized when it is considered probable that the software will be fully developed and used to perform its intended function. Capitalized costs for the development of internal use software are included in property, plant and equipment, net on the consolidated balance sheets. Capitalized costs for internal use software are amortized on a straight-line basis over its estimated useful life, which is generally five years. Costs related to the preliminary project stage, post-implementation, training and maintenance are expensed as incurred.

Certain costs for the development of software the Company plans to sell, lease or market on its own or as part of another product is capitalized once technological feasibility is achieved. The Company will capitalize costs until the product is ready to be sold, at which time, it will amortize the capitalized costs over the estimated useful life. Costs for the development of software the Company plans to sell is recorded in Other assets on the consolidated balance sheets.

Impairment of Long-Lived Assets

The Company reviews long-lived assets, including intangible assets, equity method investment in the JV, property and equipment, for impairment whenever events or changes in business circumstances indicate that the carrying amount of the assets may not be fully recoverable using pretax undiscounted cash flows. Impairment, if any, is measured as the amount by which the carrying value of a long-lived asset exceeds its fair value.

Goodwill

Goodwill is not amortized but is evaluated for impairment on an annual basis and when impairment indicators are present. The Company has assessed that it has one operating segment and one reporting unit, and the consolidated net assets, including existing goodwill and other intangible assets, are considered to be the carrying value of the reporting unit. The Company estimates the fair value of the reporting unit based on the Company's closing stock price on the trading day closest to the annual review date multiplied by the outstanding shares on that date. If the carrying value of the reporting unit is in excess of its fair value, an impairment may exist, and the Company must perform the second step of the analysis, in which the estimated fair value of the goodwill is compared to its carrying value to determine the impairment charge, if any. If the estimated fair value of the reporting unit exceeds the carrying value of the reporting unit, goodwill is not impaired and no further analysis is required. There was no impairment of goodwill identified in the fiscal years ended June 30, 2025 and 2024.

Shipping and Handling

The Company's billings for shipping and handling for product shipments to customers are included in cost of products. Shipping and handling costs incurred for inventory purchases are capitalized in inventory and expensed in cost of products.

Research and Development Costs

Costs related to research, design and development of products are charged to research and development expense as incurred. These costs include direct compensation, benefits, and other headcount related costs for research and development personnel, costs for materials used in research and development activities, costs for outside services, and allocated portions of facilities and other corporate costs. The Company has entered into research and clinical study arrangements with selected hospitals, cancer treatment centers, academic institutions and research institutions worldwide. These agreements support the Company's internal research and development capabilities.

Share-Based Compensation

The Company issues share-based compensation awards to employees and directors in the form of stock options, restricted stock units ("RSUs"), performance units ("PSUs") and employee stock purchase plan ("ESPP") awards (collectively, "awards").

The exercise price of stock options granted is equal to the market value of the Company's common stock on the date of grant. Share-based compensation for stock options and ESPP awards are measured on the date of grant using a Black-Scholes option pricing model. Share-based compensation expense for RSUs and PSUs is measured based on the value of the Company's common stock on the date of grant.

The Company measures and recognizes compensation expense for all stock-based awards based on the awards' fair value. Share-based compensation expense for stock options, RSUs, and the ESPP awards is recognized on a straight-line basis over the service period of the award. Share-based compensation expense for PSUs is recognized on a straight-line basis over the period of time for the performance conditions to be satisfied and only for those awards expected to vest. Forfeitures are recorded as they occur.

Warrants

The Company accounts for warrants as either equity-classified or liability-classified instruments based on an assessment of the warrant's specific terms and applicable authoritative guidance in Distinguishing Liabilities from Equity ASC 480 ("ASC 480") and Derivatives and Hedging ASC 815, ("ASC 815"). The assessment considers whether the warrants are freestanding financial instruments pursuant to ASC 480, meet the definition of a liability pursuant to ASC 480, and whether the warrants meet all of the requirements for equity classification under ASC 815, including whether the warrants are indexed to the Company's own common stock, among other conditions for equity classification. This assessment, which requires the use of professional judgment, is conducted at the time of warrant issuance and as of each subsequent quarterly period end date while the warrants are outstanding.

For issued warrants that meet all of the criteria for equity classification, the warrants are recorded at their relative fair value in additional paid-in capital at the time of issuance. For issued warrants that do not meet all the criteria for equity classification, the warrants are required to be recorded at their initial fair value on the date of issuance, and remeasured at each balance sheet date thereafter. In accordance with the guidance contained in ASC 815, the Premium Warrants (as defined in Note 7) qualify for equity treatment. The fair value of the Premium Warrants was estimated using a Black-Scholes method (see Note 9 "*Stockholders' Equity*" for more information). The Penny Warrants (as defined in Note 7) do not qualify as equity and are recorded as a liability at fair value. Changes in the estimated fair value of the Penny Warrants are recognized as a non-cash gain or loss on the statements of operations and comprehensive income (loss).

Loss Contingencies

The Company is involved in various lawsuits, claims and proceedings that arise in the ordinary course of business. The Company records a provision for a liability when it believes that it is both probable that a liability has been incurred and the amount can be reasonably estimated. Significant judgment is required to determine both probability and the estimated amount. The Company reviews these provisions quarterly and adjusts these provisions to reflect the impact of negotiations, settlements, rulings, advice of legal counsel, and updated information.

Earnings Per Common Share

Basic earnings per share is computed based on the weighted average number of shares of common stock and warrants outstanding during the period. Diluted earnings per share is computed based on the weighted average number of shares of common stock plus the effect of dilutive potential common shares outstanding during the period. Dilutive potential common shares include outstanding share awards. Potentially dilutive shares of the Company's common stock are excluded from the computation of diluted net loss per share for loss periods presented because including them would have been anti-dilutive. Dilutive earnings per share is the same as basic earnings per share for the periods in which the Company had a net loss because the inclusion of outstanding common stock would be anti-dilutive.

A reconciliation of the numerator and denominator used in the calculation of basic and diluted net loss per share attributable to stockholders is as follows (in thousands):

	Years Ended June 30,	
	2025	2024
Numerator:		
Net loss used to compute basic and diluted loss per share	$ (1,591)	$ (15,545)
Denominator:		
Weighted average shares used to compute basic and diluted loss per share	102,768	98,272
Basic and dilutive net loss per share	$ (0.02)	$ (0.16)
Anti-dilutive share-based awards, excluded	12,236	14,052
Anti-dilutive warrants	17,181	—

Warrants Issued in Connection with the Long-term Debt

The Company issued approximately 6.2 million detachable warrants with an exercise price of $0.01 per share ("Penny Warrants") and 17.2 million detachable warrants with an exercise price of $1.68 per share ("Premium Warrants") to the lenders of our long-term debt (See Note 9. *Stockholders' Equity,* for more information). Accounting guidance dictates that shares issuable for little or no cash consideration upon the satisfaction of certain conditions shall be considered outstanding common shares and included in the computation of basic earnings per share. Since the Penny Warrants are issuable for little or no consideration, they are considered outstanding and are included in the weighted average shares to calculate basic and diluted earnings per share for the year ended June 30, 2025.

Outstanding Convertible Notes—Diluted Share Impact

Due to the optional cash settlement feature and management's intent to settle the principal amount thereof, in cash, the shares of common stock issuable upon conversion of the outstanding principal amount of the 3.75% Convertible Senior Notes due 2026 (the "Notes") are included in the calculation of diluted net income (loss) per share only if their inclusion is dilutive for periods during which the Notes were outstanding. The shares of common stock issuable upon conversion of the outstanding principal amount of the Notes as of June 30, 2025, and 2024 were 3.1 million, and 17.1 million, respectively, and were not included in the basic and diluted net loss per common share as the effect of adding the shares were anti-dilutive (See Note 7. *Debt,* for more information).

Leases

The Company is the lessee in a lease contract when the Company obtains the right to use the asset. Operating leases are included in the line items right-of-use assets, lease liabilities, current, and lease liabilities, long-term in the consolidated balance sheet. Right-of-use asset represents the Company's right to use an underlying asset for the lease term and lease obligations represent the Company's obligations to make lease payments arising from the lease, both of which are recognized based on the present value of the future minimum lease payments over the lease term at the commencement date. Leases with a lease term of 12 months or less at inception are not recorded on the consolidated balance sheet and are expensed on a straight-line basis over the lease term in the consolidated statements of operations. The Company determines the lease term by agreement with lessor, including lease renewal and extension. As the leases do not provide an implicit interest rate, the Company uses its incremental borrowing rate based on the information available at commencement date in determining the

present value of future payments. The Company elected a practical expedient to account for lease and non-lease components together as a single lease component.

Equity Method Investment

The Company has an equity investment in CNNC Accuray (Tianjin) Medical Technology Co. Ltd., the Company's JV. The Company applies the equity method of accounting to its ownership interest in the JV as the Company has the ability to exercise significant influence over the JV but lacks controlling financial interest and is not the primary beneficiary. The Company's investment in the JV is measured at cost and adjusted for the Company's share of the JV's income or loss, intra-entity profits, dividend distributions, currency translation adjustments, and impairments, if any. The Company recognizes its proportionate share of income or loss from the JV on a one-quarter lag due to the timing of the availability of the JV's financial records. Profit earned by the Company from the JV is eliminated through cost of goods sold until it is realized; such profits would generally be considered realized when the inventory has been sold through to third parties.

The JV's equity method goodwill is not amortized but is evaluated for impairment on an annual basis and when impairment indicators are present. Our impairment analysis considers qualitative and quantitative factors that may have a significant impact on the JV's fair value. Qualitative factors include the investee's financial condition and business outlook, industry and sector performance, operational and financing cash flow activities, and other relevant factors affecting the JV. When indicators of impairment exist, we prepare quantitative assessments of the fair value of our non-marketable equity investments, which require judgment and the use of estimates, including discount rates, investee revenue and costs, and comparable market data, among others.

Income Taxes

The Company is required to estimate its income taxes in each of the tax jurisdictions in which it operates prior to the completion and filing of tax returns for such periods. This process involves estimating actual current tax expense together with assessing temporary differences in the treatment of items for tax purposes versus financial accounting purposes that may create net deferred tax assets and liabilities. The Company accounts for income taxes under the asset and liability method, which requires, among other things, that deferred income taxes be provided for temporary differences between the tax bases of the Company's assets and liabilities and their financial statement reported amounts. In addition, deferred tax assets are recorded for the future benefit of utilizing net operating losses, research and development credit carryforwards and other deferred tax assets.

The Company records a valuation allowance to reduce its deferred tax assets to the amount the Company believes is more likely than not to be realized. Because of the uncertainty of the realization of the deferred tax assets, the Company has recorded a full valuation allowance against its domestic and certain foreign net deferred tax assets.

The calculation of unrecognized tax benefits involves dealing with uncertainties in the application of complex global tax regulations. Management regularly assesses the Company's tax positions in light of legislative, bilateral tax treaty, regulatory and judicial developments in the countries in which the Company does business. The Company anticipates there will be no material changes in uncertain tax positions in the next 12 months.

Accumulated Other Comprehensive Income (Loss)

The components of comprehensive income (loss) consist of net income (loss), changes in foreign currency exchange rate translation and net changes related to a defined benefit pension plan. The changes in foreign currency exchange rate translation and net changes related to the defined benefit pension plan are excluded from earnings and reported as a component of stockholders' equity. The foreign currency translation adjustment results from those subsidiaries not using the United States dollar as their functional currency since the majority of their economic activities are denominated in their applicable local currency. Accordingly, all assets and liabilities related to these operations are translated at the current exchange rates at the end of each period, whereas revenues and expenses are translated at average exchange rates in effect during the period. The resulting cumulative translation adjustments are recorded directly to the accumulated other comprehensive loss account in stockholders' equity.

Recent Accounting Pronouncements

Accounting Pronouncements - Adopted

In November 2023, the FASB issued ASU 2023-07 to improve reportable segment disclosures. The ASU is intended to improve reportable segment disclosure requirements, primarily through enhanced disclosures about significant expenses. The ASU requires disclosures to include significant segment expenses that are regularly provided to the chief operating decision maker ("CODM"), a description of other segment items by reportable segment, and any additional measures of a segment's profit or loss used by the CODM when deciding how to allocate resources. The ASU also requires all annual disclosures to be disclosed in interim periods. The update is effective for annual periods beginning after December 15, 2023 and interim periods within annual periods beginning after December 15, 2024. The Company adopted ASU 2023-07 on July 1, 2024. The Company assessed the impact of this update and it did not have a material impact on its consolidated financial statement disclosure requirements.

Accounting Pronouncements - Not Yet Effective

In November 2024, the Financial Accounting Standards Board ("FASB") issued accounting standard update ("ASU") 2024-03 requiring additional disclosure of the nature of expenses included in the income statement. The new standard requires disclosures about specific types of expenses included in the expense captions presented on the face of the income statement as well as disclosures about selling expenses. The update is effective for annual periods beginning after December 15, 2026. The Company plans to adopt ASU 2024-03 on July 1, 2027. The requirements will be applied prospectively with the option for retrospective application. Early adoption is permitted. The Company is currently assessing the impact of adopting the updated provisions.

In December 2023, the FASB issued ASU 2023-09 to improve the transparency and usefulness of income tax disclosures. The accounting standard expands disclosures to the entity's income tax rate reconciliation table and requires cash taxes paid disaggregated by jurisdiction. These changes will be applied on a prospective basis. The update is effective for annual periods beginning after December 15, 2024, with early adoption permitted. The Company plans to adopt ASU 2023-09 on July 1, 2025. The ASU requires retrospective application to all prior periods presented in the financial statements. The Company is currently assessing the timing and impact of adopting the updated provisions.

Note 2. Revenue

Contract Balances

The timing of revenue recognition, billings, and cash collections results in trade receivables, unbilled receivables, and deferred revenues on the consolidated balance sheets. The Company may offer longer or extended payment terms of more than one year for qualified customers in some circumstances. At times, revenue recognition occurs before the billing, resulting in an unbilled receivable, which represents a contract asset. The contract asset is a component of accounts receivable and other assets for the current and non-current portions, respectively.

When the Company receives advances or deposits from customers before revenue is recognized, this results in a contract liability. It can take two or more years from the time of order to revenue recognition due to the Company's long sales cycle.

Changes in the contract assets and contract liabilities are as follows (dollars in thousands):

	June 30, 2025	June 30, 2024	Change $	Change %
Contract assets:				
Unbilled accounts receivable – current [1]	$ 11,823	$ 19,131	(7,308)	(38)
Interest receivable – current [2]	284	305	(21)	(7)
Long-term accounts receivable [3]	3,777	2,859	918	32
Interest receivable – non-current [3]	172	432	(260)	(60)
Contract liabilities:				
Customer advances	12,197	13,988	(1,791)	(13)
Deferred revenue – current	82,306	71,649	10,657	15
Deferred revenue – non-current	26,566	24,114	2,452	10

(1)   Included in accounts receivable on the consolidated balance sheets
(2)   Included in prepaid expenses and other current assets on the consolidated balance sheets
(3)   Included in other assets on the consolidated balance sheets

During the year ended June 30, 2025, contract assets changed primarily due to changes in the timing of billings that occurred after revenues were recognized, and changes in transactions with payment terms exceeding 12 months. During the year ended June 30, 2025, contract liabilities changed due to changes in the timing of revenue recognition as a result of changes in shipping timing, modifications to the transaction price, reduced customer deposits for system sales, and for which the warranty was deferred.

During the years ended June 30, 2025 and June 30, 2024, the Company recognized revenues of $62.4 million and $75.3 million, respectively, which were included in the deferred revenue balances at June 30, 2024, and June 30, 2023, respectively.

Remaining Performance Obligations

Remaining performance obligations represent deferred revenue from open contracts, for which performance has already started and the transaction price from executed contracts, for which performance has not yet started. Service contracts in general are considered month-to-month contracts.

As of June 30, 2025, total remaining performance obligations amounted to $818.2 million. Of this total amount, $64.1 million related to long-term warranty and non-cancellable post-warranty services, which is the estimated revenue expected to be recognized over the remaining service period and warranty period for systems that have been delivered (the time bands reflect management's best estimate of when the Company will transfer control to the customer and may change based on timing of shipment, readiness of customers' facilities for installation, installation requirements, and availability of products). The Company has elected the practical expedient to not disclose the unsatisfied performance obligations of contracts with an original expected duration of one year or less.

The following table represents the Company's expected revenue recognition based on the remaining performance obligations related to long-term warranty and non-cancellable post-warranty services as of June 30, 2025 (in thousands):

	Fiscal years			
	2026	2027	2028	Thereafter
Long-term warranty and service	$ 28,029	$ 22,559	$ 10,369	$ 3,160

For the remaining $64.1 million of performance obligations (open systems sales, upgrades, training and other miscellaneous items), the Company estimates 32% to 38% will be recognized in the next 12 months, and the remaining portion will be recognized thereafter. The Company's historical experience indicates that some of its customers will cancel or renegotiate contracts as economic conditions change or when product offerings change during the long sales cycle. The Company anticipates a portion of its open contracts may never result in revenue recognition, primarily due to the long sales cycle and factors outside of its control, including changes in customers' needs or financial condition, changes in government or health insurance reimbursement policies, or changes to regulatory requirements. Based on historical experience and management's best estimate, approximately 26% of the Company's $776.9 million open system sales contracts may never result in revenue.

Capitalized Contract Costs

As of June 30, 2025, and 2024, the balance of capitalized costs to obtain a contract was $7.3 million and $9.6 million, respectively. The Company has classified the capitalized costs to obtain a contract as a component of prepaid expenses and other current assets and other assets with respect to the current and non-current portions of capitalized costs, respectively, on the consolidated balance sheets.

| | Years Ended June 30, | |
	2025	2024
Capitalized contract costs	$ 852	$ 2,958
Amortization of capitalized contract costs	2,726	4,068
Impairment loss on capitalized contracts	421	128

Note 3. Supplemental Financial Information

Consolidated Balance Sheets

Financing receivables

A financing receivable is a contractual right to receive money, on demand or on fixed or determinable dates, that is recognized as an asset on the Company's balance sheets. The Company's financing receivables, consisting of its accounts receivable with contractual maturities of more than one year, are included in other assets on the consolidated balance sheets. The Company evaluates the credit quality of a customer at contract inception and monitors credit quality over the term of the underlying transactions. The Company performs a credit analysis for all new orders and reviews payment history, current order backlog, financial performance of the customers and other variables that augment or mitigate the inherent credit risk of a particular transaction. Such variables include the underlying value and liquidity of the collateral, the essential use of the equipment, the contract term and the inclusion of credit enhancements, such as guarantees, letters of credit or security deposits. Actual cash collections may differ from the contracted maturities due to early customer buyouts, refinancing, or defaults. The Company classifies accounts as high risk when it considers the financing receivable to be impaired or when management believes there is a significant near-term risk of non-payment. The Company performs an assessment each quarter on the allowance for credit losses related to its financing receivables.

A summary of the Company's financing receivables is presented as follows (in thousands):

	June 30, 2025	June 30, 2024
Financing receivable	$ 3,842	$ 2,871
Allowance for credit losses	—	—
Total, net	$ 3,842	$ 2,871
Reported as:		
Current	$ 1,082	$ 1,340
Non-current	2,760	1,531
Total, net	$ 3,842	$ 2,871

Inventories

Inventories consisted of the following (in thousands):

	June 30, 2025	June 30, 2024
Raw materials	$ 49,001	$ 57,699
Work-in-process	14,844	13,629
Finished goods	77,175	66,996
Total inventories	$ 141,020	$ 138,324

The Company's inventories on the consolidated balance sheets are net of reserves.

Prepaid and Other Current Assets

Prepaid and other current assets consisted of the following (in thousands):

	June 30, 2025	June 30, 2024
Value added tax receivables	$ 11,381	$ 4,026
Prepaid commissions	4,388	5,288
Capitalized contract costs	1,949	1,876
Income tax receivable	841	368
Debt financing costs	470	—
Dividend receivable from JV	2,453	2,460
Other prepaid assets	5,560	5,018
Other current assets	6,459	3,970
Total prepaid and other current assets	$ 33,501	$ 23,006

Debt financing costs are related to the $20 million delayed draw term loan facility and the short-term financing costs related to the $20 million revolving credit facility included in the Financing Agreement (see Note 7. *Debt*, for more information).

Property and Equipment, net

Property and equipment, net consisted of the following (in thousands):

	June 30, 2025	June 30, 2024
Machinery and equipment	$ 49,147	$ 45,539
Leasehold improvements	32,491	30,994
Software	11,534	11,308
Computer and office equipment	6,797	6,347
Furniture and fixtures	1,959	1,719
Construction in progress	4,641	2,550
	106,569	98,457
Less: Accumulated depreciation	(77,911)	(73,683)
Total property and equipment, net	$ 28,658	$ 24,774

Depreciation expense related to property and equipment was $6.1 million, and $5.8 million during the years ended June 30, 2025, and 2024, respectively.

Goodwill

Activity related to goodwill consisted of the following (in thousands):

	As of June 30,	
	2025	2024
Balance at the beginning of the period	$ 57,672	$ 57,681
Currency translation adjustment	130	(9)
Balance at the end of the period	$ 57,802	$ 57,672

The Company performed its annual goodwill impairment test in the quarter ended December 31, 2024, and determined that there was no impairment to goodwill. The Company did not identify any triggering events that would indicate a potential impairment of its goodwill as of June 30, 2025. The Company will continue to monitor its recorded goodwill for indicators of impairment every fiscal quarter.

Other Assets

Other assets consisted of the following (in thousands):

	June 30, 2025	June 30, 2024
Capitalized software costs to be sold	$ 10,252	$ 4,683
Capitalized contract costs	5,359	7,768
Long-term accounts receivable	3,777	2,859
Purchased intangible assets, net	15	59
Deferred tax asset	756	659
Debt financing costs	669	—
Other long-term assets	3,615	1,981
Total other assets	$ 24,443	$ 18,009

There was no amortization expense or amounts written down to net realizable value for the capitalized software costs to be sold during the years ended June 30, 2025 and 2024, respectively. Amortization expense related to purchased intangible assets during the year ended June 30, 2025, was not material and during the year ended June 30, 2024, was $0.2 million. The Company's purchased intangible assets at June 30, 2025, will be fully amortized in fiscal year 2026. The Company did not identify any triggering events that would indicate a potential impairment of its definite-lived intangible and long-lived assets as of June 30, 2025. Debt financing costs are related to the $20 million revolving credit facility included in the Financing Agreement (see Note 7. *Debt*, for more information).

Other Accrued Liabilities

Other accrued liabilities consisted of the following (in thousands):

	June 30, 2025	June 30, 2024
Value added tax liabilities	$ 12,408	$ 5,048
Commissions due to third parties	573	5,202
Refunds due to customers	3,581	6,079
Accrued royalties	3,082	2,939
Accrued consulting	1,648	1,238
Interest payable	967	485
Income tax payable	973	1,206
Other liabilities	6,129	6,311
Total other accrued liabilities	$ 29,361	$ 28,508

Consolidated Statements of Operations

Interest expense consisted of the following (in thousands)

	Years Ended June 30,			
	2025		2024	
Contractual interest coupon	$	(10,221)	$	(10,552)
Accrued paid-in-kind interest		(616)		-
Amortization for financing costs and discount for warrants issued to lenders		(1,439)		(956)
Other		(678)		(116)
Total interest expense	$	(12,954)	$	(11,624)

Other income (expense), net, consisted of the following (in thousands):

	Years Ended June 30,			
	2025		2024	
Interest income	$	1,192	$	1,231
Foreign currency exchange gain (loss)		1,573		(2,046)
Costs for foreign currency forward contracts		(2,376)		(1,811)
Other, net		170		88
Total other income (expense), net	$	559	$	(2,538)

Note 4. Leases

The Company has operating leases for corporate offices and warehouse facilities worldwide. Additionally, the Company leases cars and copy machines that are considered operating leases. Some of the Company's leases are non-cancellable operating lease agreements with various expiration dates through August 2035. Certain lease agreements include options to renew or terminate the lease, which are not reasonably certain to be exercised, and therefore are not factored into the determination of lease payments.

The following table provides information related to the Company's operating leases (in thousands):

	Years Ended June 30,			
	2025		2024	
Operating lease costs [(1)]	$	8,980	$	9,146
Short-term operating lease costs		286		305
Cash paid for amounts included in the measurement of lease liabilities		8,011		9,013

(1) Excludes expenses related to short-term lease operating costs.

Operating lease right-of-use assets and operating lease obligations are represented in the table below (in thousands):

	June 30, 2025		June 30, 2024	
Beginning balance operating lease right-of-use assets	$	33,773	$	25,853
Lease assets added		4,624		14,389
Amortization for the year		(5,282)		(6,469)
Ending balance operating lease right-of-use assets	$	33,115	$	33,773
Beginning balance operating lease obligations	$	38,591	$	27,753
Lease liabilities added		5,726		16,775
Repayment and interest accretion		(4,460)		(5,937)
Ending balance operating lease obligations	$	39,857	$	38,591
Current portion of operating lease obligations	$	7,375	$	6,218
Noncurrent portion of operating lease obligations	$	32,482	$	32,373

The weighted-average remaining lease term and weighted-average discount rate for operating leases were as follows:

	June 30, 2025	June 30, 2024
Weighted average remaining lease term (in years)	7.8	8.2
Weighted average discount rate	10.4%	10.4%

Maturities of operating lease liabilities as of June 30, 2025, are presented in the table below (in thousands):

Year Ending June 30,	Amount	
2026	$	7,201
2027		8,257
2028		7,135
2029		5,515
2030		4,789
Thereafter		24,948
Total operating lease payments		57,845
Less: imputed interest		(17,988)
Present value of operating lease liabilities	$	39,857

Note 5. Derivative Financial Instruments

The Company utilizes foreign currency forward contracts with reputable financial institutions to manage its exposure of fluctuations in foreign currency exchange rates on certain intercompany balances and foreign currency denominated cash, customer receivables and liabilities. The Company does not use derivative financial instruments for speculative or trading purposes. These forward contracts are not designated as hedging instruments for accounting purposes. Principal hedged currencies primarily include the Japanese Yen, Swiss Franc, and Euro. The periods of these forward contracts range up to approximately three months and the notional amounts are intended to be consistent with changes in the underlying exposures. The Company intends to exchange foreign currencies for U.S. Dollars at maturity. The Company enters into forward currency exchange contracts to hedge its overseas operating expenses and other liabilities when deemed appropriate.

The notional amount of the Company's outstanding forward currency exchange contracts consisted of the following (in thousands):

	As of June 30,			
	2025		2024	
Swiss Franc	$	7,438	$	59,392
Japanese Yen		8,700		7,762
Euro		11,431		2,755
Indian Rupee		7,485		8,916
Chinese Yuan		5,491		5,156
Korean Won		1,306		1,735
Canadian Dollar		—		1,510
British Pound		1,617		730
Total outstanding forward currency exchange contracts	$	43,468	$	87,956

The Company entered into the foreign currency forward contracts on June 30, 2025 and June 30, 2024. There is no significant change in our mark-to-market analysis, and therefore, there was no amount recorded on the balance sheets.

Gains and losses on the Company's foreign currency forward contracts are recorded in Other expense, net, on the Company's consolidated statements of operations and comprehensive income (loss). The following table provides information about the gain or loss associated with the Company's derivative financial instruments not designated as hedging instruments (in thousands):

	Years ended June 30,			
	2025		2024	
Foreign currency exchange gain (loss) on forward contracts	$	655	$	(613)

Note 6. Fair Value Measurements

Fair value is an exit price representing the amount that would be received to sell an asset or paid to transfer a liability in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. The fair value hierarchy contains three levels of inputs that may be used to measure fair value, as follows:

Level 1— Unadjusted quoted prices that are available in active markets for the identical assets or liabilities at the measurement date.

Level 2— Other observable inputs available at the measurement date, other than quoted prices included in Level 1, either directly or indirectly, including:
- Quoted prices for similar assets or liabilities in active markets;
- Quoted prices for identical or similar assets in non-active markets;
- Inputs other than quoted prices that are observable for the asset or liability; and
- Inputs that are derived principally from or corroborated by other observable market data.

Level 3— Unobservable inputs that cannot be corroborated by observable market data and require the use of significant management judgment. These values are generally determined using pricing models for which the assumptions utilize management's estimates of market participant assumptions.

Items Measured at Fair Value on a Recurring Basis

Warrant Liabilities

The Penny Warrants (as defined in Note 7) are accounted for as a liability with the changes in fair value of the warrants are recognized in the statement of operations and comprehensive income (loss). The fair value of the Penny Warrants at issuance date was based on the closing listed stock price on June 6, 2025, and remeasured based on the listed market price of

such warrants at June 30, 2025. The estimated fair value of the Penny Warrants liabilities represent Level 2 measurements because the fair value of the warrant is being implied based on market trades of the stock.

The following table shows the changes in fair value of the Penny Warrants:

	Years Ended			
	2025		2024	
Balance at the beginning of the period	$	—	$	—
Issuance of Penny warrants on June 6, 2025		7,998		—
Change in fair value		499		—
Balance at the end of the period	$	8,497	$	—

Other Fair Value Disclosures

At June 30, 2025, the Company had open currency forward contracts to purchase or sell foreign currencies with a stated, or notional, value of $43.5 million. The fair value of the forward contract based upon the June 30, 2025 exchange rate was $43.3 million, which it considers to be a Level 2 fair value measurement. At June 30, 2024, the Company had open currency forward contracts to purchase or sell foreign currencies with a stated, or notional, value of $88.0 million. The fair value of the forward contract based upon the June 30, 2024 exchange rate was $87.7 million, which it considers to be a Level 2 fair value measurement.

The Company's convertible debt is measured on a recurring basis using Level 2 based upon observable inputs. The Company's Term Loan Facilities due 2030 (as defined in Note 7) reflect the bank quoted market rates, which the Company considers to be a Level 2 fair value measurement. The Company believes that the carrying value of the Prior Term Loan Facility and Revolving Credit Facility approximates its estimated fair value based on the effective interest rate, compared to the current market rate available to the Company at quarter-end.

The following table summarizes the carrying value, net of debt financing costs, and the fair value of the 3.75% Convertible Senior Notes due 2026, Term Loan Facilities due 2030, the Prior Term Loan Facility, and the Prior Revolving Credit Facility, (in thousands):

	June 30, 2025		June 30, 2024	
	Carrying Value	Fair Value	Carrying Value	Fair Value
3.75% Convertible Notes due June 1, 2026	$ 17,893	$ 17,322	$ 98,782	$ 85,762
Term Loan Facilities due 2030	118,627	118,627	—	—
Prior Term Loan Facility	—	—	63,374	63,374
Prior Revolving Credit Facility	—	—	10,000	10,000
Total	$ 136,520	$ 135,949	$ 172,156	$ 159,136

The carrying value and fair value of the Term Loan Facilities due 2030 excludes $21.0 million for the fair value of the warrants issued to the lenders to purchase the Company's common stock.

The Premium Warrants (as defined in Note 7) met all of the criteria for equity classification and were recorded at their relative fair value in additional paid-in capital at the time of issuance. The fair value of $12.8 million is not subject to remeasurement and was estimated using a Black-Scholes method, which incorporates significant unobservable inputs, including expected volatility, risk-free interest rate and expected term. As these inputs are not observable in the market, the fair value measurement of the Premium Warrants represent a Level 3 measurement.

Note 7. Debt

The Company's outstanding debt as of June 30, 2025 and June 30, 2024 is as follows (in thousands):

	As of June 30,	
	2025	**2024**
Term Loan Facilities due 2030	$ 150,000	$ —
Convertible Senior Notes due June 1, 2026	18,000	100,000
Prior Term Loan Facility	-	64,000
Prior Revolving Credit Facility	-	10,000
Total debt	168,000	174,000
Paid-in-kind interest	616	-
Unamortized debt financing costs	(11,101)	(1,844)
Unamortized discount for warrants issued to lenders	(20,995)	-
Total debt, net	136,520	172,156
Reported as:		
Short-term debt, net	$ 12,734	$ 7,756
Long-term debt, net	123,786	164,400
Total debt, net	$ 136,520	$ 172,156

A summary of interest expense on the Company's outstanding debt is as follows (in thousands):

	Year ended June 30,	
	2025	**2024**
Contractual interest coupon	$ 10,221	$ 10,552
Accrued paid-in-kind interest	616	-
Amortization of debt financing costs and discount for warrants issued to lenders	1,439	956
Total interest expense on debt	$ 12,276	$ 11,508

A summary of weighted average effective interest rate on the Company's debt is as follows:

	Year ended June 30,	
	2025	**2024**
Term Loan Facility due 2030	22.0%	—
Convertible Senior Notes due June 1, 2026	4.3%	4.3%
Prior Term Loan Facility	8.6%	8.6%
Prior Revolving Credit Facility	9.1%	9.5%

The weighted average effective interest rate includes coupon interest rates, paid-in-kind interest, the amortization of debt financing costs, and the amortization of the discount for warrants issued to lenders.

Financing Agreement June 2025

On June 6, 2025, the Company entered into a new five-year senior secured credit agreement, due June 6, 2030, (the "Financing Agreement") by and among the Company, as borrower (the "Borrower"), TCW Asset Management Company LLC, a leading global asset manager ("TCW"), as collateral agent for the lenders (in such capacity, together with its successors and assigns in such capacity, the "Collateral Agent") and as administrative agent for the lenders (in such capacity, together with its successors and assigns in such capacity, the "Administrative Agent", and together with the Collateral Agent, each an "Agent" and collectively, the "Agents"), and certain other parties signatory thereto. The Financing Agreement provides for a $150 million term loan (the "Term Loan Facility"), a $20 million delayed draw term loan facility (the "Delayed Draw Facility"), and a $20 million revolving credit facility ("Revolving Credit Facility"). The proceeds of the Term Loan Facilities were used to fully refinance the Company's existing senior secured indebtedness, which provided for a five-year $80 million term loan facility (the "Prior Term Loan Facility") and a $40 million revolving credit facility (the "Prior Revolving Credit Facility"), and which had $58.0 million and $17.0 million of outstanding balances of the Prior Term Loan

Facility and Prior Revolving Credit Facility, respectively, and to fund the aggregate cash payment of approximately $68.5 million as part of the Exchange (as defined below) of a portion of the Company's 3.75% Convertible Senior Notes due 2026 (the "Convertible Notes"). The proceeds of the Delayed Draw Facility may be used to fund any future repurchases of outstanding Convertible Notes. The proceeds of loans drawn under the Revolving Credit Facility will be used to fund the general working capital needs and general corporate purposes of the Company and its subsidiaries. In connection with the repayment of the Prior Term Loan Facility and the Prior Revolving Credit Facility, the Company wrote-off $0.4 million in unamortized debt issuance costs which is recorded as a loss on extinguishment of debt.

As of June 30, 2025, no proceeds were drawn on the Revolving Credit Facility. The Company will be able to access the Delayed Draw Down Facility from the date financial reports are delivered under the Financing Agreement for the fiscal quarter ending December 31, 2025 through June 6, 2026, if certain the total leverage ratio of the Company is not greater than 5.25:1.00 and certain other conditions, as described in the Financing Agreement, are met. The proceeds from the Delayed Draw Facility may be used to fund the remaining $18.0 million outstanding Convertible Notes due June 1, 2026.

The Borrower's obligations under the Financing Agreement are secured by first-priority liens on substantially all assets of the Borrower, subject to certain exceptions. The Financing Agreement requires the Borrower to cause certain of its direct and indirect subsidiaries to, within 90 days of the closing date of the Financing Agreement, grant first-priority liens on substantially all of their assets, in each case, subject to certain exceptions.

Interest on the borrowings under the Facilities is payable in arrears on the applicable interest payment date at an interest rate equal to, at the Company's option, either: (i) a term SOFR-based rate (subject to a 2.00% *per annum* floor), plus an applicable margin of 8.50%, per annum or (ii) a reference rate (subject to a 3.00% *per annum* floor), plus an applicable margin of 7.50% per annum. The agreement provides the option for payment-in-kind interest ("PIK") up to 6.00% per annum (subject to an increase in applicable margin of $1/3$ of 1.00% per annum for each 1.00% per annum of interest elected to be paid in kind which PIK interest will be capitalized on the applicable interest payment date and will be added to the then-outstanding principal amount of the term loans. The Financing Agreement requires the Borrower to pay the lenders with commitments under the Revolving Credit Facility an unused commitment fee equal to 0.50% per annum of the average unused portion of the Revolving Credit Facility.

On June 6, 2025, concurrently with its entry into the Financing Agreement, the Company issued detachable warrants to purchase the Company's common stock to certain of its lenders (the "Warrant Holders") under the Financing Agreement. The Warrant Holders were issued warrants to purchase (i) 17,180,710 shares of common stock with an exercise price of $1.68 per share, exercisable on and after December 7, 2025 and expiring on June 6, 2032 (the "Premium Warrants") and (ii) 6,247,531 shares of common stock with an exercise price of $0.01 per share ("Penny Warrants") exercisable immediately and expiring on June 6, 2032.

The Company determined that the Premium Warrants qualified as freestanding instruments that met all of the criteria for equity classification. The Premium Warrants were valued at $13.1 million at the issuance date and were recorded as a debt discount to the Term Loan Facility (see Note 9. *Stockholders' Equity,* for more information). The Company will amortize the debt discount using the effective interest rate method over the life of the Term Loan Facility as interest expense.

The Company determined that the Penny Warrants qualified for liability classification. The Company calculated the fair value of the Penny Warrants to be $8.0 million at the issuance date and were recorded as a debt discount (see Note 6. *Fair value Measurements,* for more information). The Company will amortize the debt discount using the effective interest rate method over the life of the Term Loan Facility as interest expense.

The Company paid $13.1 million in debt financing fees (including a $5.4 million Original Issue Discount Fee). Approximately $1.2 million of the debt financing fees are associated with the Delayed Draw Facility and Revolving Credit Facility and are included in prepaid and current assets and other assets on the consolidated balances sheets. The debt financing fees will be amortized using the effective interest rate method over the life of the Term Loan Facility as interest expense.

The Financing Agreement contains restrictions and covenants applicable to the Company and its subsidiaries. Among other requirements, the Company may not permit (i) the total leverage ratio (as defined in the Financing Agreement) to be greater than a certain specified ratio for each fiscal quarter during the term of the Financing Agreement, (ii) the fixed charge coverage ratio (as defined in the Financing Agreement) to be less than a certain specified ratio for each fiscal quarter during

the term of the Financing Agreement or (iii) liquidity (as defined in the Financing Agreement) to be less than a certain specified threshold for each month during the term of the Financing Agreement. The Company was in compliance with its covenants and other requirements of the Financing Agreement as of June 30, 2025.

The Financing Agreement also contains customary covenants that limit, among other things, the ability of the Company and its subsidiaries to (i) incur indebtedness, (ii) incur liens on their property, (iii) pay dividends or make other distributions, (iv) sell their assets, (v) make certain loans or investments, (vi) merge or consolidate, (vii) voluntarily repay or prepay certain indebtedness and (viii) enter into transactions with affiliates, in each case subject to certain exceptions. The Financing Agreement contains customary representations and warranties and events of default.

3.75% Convertible Senior Notes due June 1, 2026

In May 2021, the Company issued $100.0 million aggregate principal amount of its 3.75% Convertible Senior Notes due June 1, 2026 (the "Convertible Notes") under an indenture between the Company and The Bank of New York Mellon Trust Company, N.A., as trustee.

On June 5, 2025, the Company entered into separate, privately-negotiated exchange agreements with a limited number of existing holders of the Convertible Notes (the "Convertible Noteholders") to exchange (the "Exchange") approximately $82.0 million aggregate principal amount of the Convertible Noteholders' existing Convertible Notes for (i) an aggregate of 8,881,579 shares of the Company's common stock (the "Shares"), valued at $1.52 per share based on the closing stock price on June 5, 2025, or $13.5 million in the aggregate and (ii) an aggregate cash payment of approximately $68.5 million. (See Note 9. *Shareholders' Equity,* for more information). Holders of the remaining $18.0 million aggregate principal amount of the Convertible Notes did not receive cash or shares of common stock in the Exchange mentioned above and the original terms of such Convertible Notes were not modified. In connection with the repayment of the Convertible Notes in the Exchange, the Company wrote-off $0.5 million in unamortized debt issuance costs which is recorded as a loss on extinguishment of debt.

Holders of the remaining Convertible Notes may convert their notes at any time on or after March 6, 2026 until the close of the business day immediately preceding the maturity date. Prior to June 1, 2026, the remaining holders of the Convertible Notes may convert their notes only under certain circumstances. Upon conversion, the Company will have the right to pay cash, or deliver shares of common stock of the Company or a combination thereof, at the Company's election. The initial conversion rate is 170.5611 shares of the Company's common stock per $1,000 principal amount (which represents an initial conversion price of approximately $5.86 per share of the Company's common stock). The conversion rate, and therefore, the conversion price, is subject to adjustment, as further described below.

Holders of the remaining Convertible Notes who convert their notes in connection with a "make-whole fundamental change," as defined in the indenture, may be entitled to a make-whole premium in the form of an increase in the conversion rate. Additionally, in the event of a "fundamental change," as defined in the indenture, holders of the remaining Convertible Notes may require the Company to purchase all or a portion of their note at a fundamental change repurchase price equal to 100% of the principal amount of the Convertible Notes, plus accrued and unpaid interest, if any, to, but not including, the fundamental change repurchase date. As of June 30, 2025 and June 30, 2024, the if-converted value of the remaining Convertible Notes did not exceed the outstanding principal amount.

Note 8. Commitments and Contingencies

Debt Commitments

The Company is required to make semi-annual interest payments on the Convertible Notes, principal and interest payments on the Term Loan Facility. Future minimum principal payments and interest on the Convertible Notes and Term Loan Facility (as defined in Note 7. *Debt*), as of June 30, 2025, are as follows (in thousands):

Year Ending June 30,	Long-Term Debt [1]
2026	$ 33,943
2027	21,787
2028	21,650
2029	21,403
2030	172,186
Total	$ 270,969

_____

(1) These amounts represent principal and interest cash payments over the contractual life of the debt obligations, including anticipated interest payments that are not recorded on the Company's consolidated balance sheet. Any conversion, premium, redemption or purchase of the Convertible Notes that would impact cash payments is noted in the preceding table.

Purchase Commitments

The Company's purchase commitments and obligations include all open purchase orders and contractual obligations in the ordinary course of business, including commitments with contract manufacturers and suppliers, for which the Company has not received the goods or services and acquisition and licensing of intellectual property. A majority of these purchase obligations are due within a year. Although open purchase orders are considered enforceable and legally binding, the terms generally allows the Company the option to cancel, reschedule, and adjust its requirements based on the Company's business needs prior to the delivery of goods or performance of services, and hence, these purchase orders have not been included in the table above.

Indemnities and Commitments

The Company enters into standard indemnification agreements with its landlords and all superior mortgages and their respective directors, officers' agents, and employees in the ordinary course of business. Pursuant to these agreements, the Company will indemnify, hold harmless, and agree to reimburse the indemnified party for losses suffered or incurred by the indemnified party, generally the landlords, in connection with any loss, accident, injury, or damage by any third-party with respect to the leased facilities. The term of these indemnification agreements is from the commencement of the lease agreements until termination of the lease agreements. The maximum potential amount of future payments the Company could be required to make under these indemnification agreements is unlimited; however, historically, the Company has not incurred claims or costs to defend lawsuits or settle claims related to these indemnification agreements. The Company has not recorded any liability associated with its indemnification agreements as it is not aware of any pending or threatened actions that represent probable losses as of June 30, 2025.

Guarantees

As of June 30, 2025 and June 30, 2024, the Company had various bank guarantees totaling approximately $1.5 million and $1.1 million, respectively, primarily related to a bidding process with customers.

Royalty Agreements

The Company enters into software license agreements with third parties that may require royalty payments for each license used. The Company records royalty costs in cost of revenue or deferred cost of revenue. The Company had approximately $3.1 million and $2.9 million accrued liabilities as of June 30, 2025 and 2024, respectively, related to this agreement. The following table provides information about the Company's royalty expense and royalty payments (in thousands):

	Years Ended June 30,	
	2025	2024
Royalty expense	$ 1,716	$ 1,913
Royalty payments	1,573	1,371

Software License Indemnity

Under the terms of the Company's agreements with its customers, the Company agrees that in the event the certain Company software sold under such agreement infringes upon any patent, copyright, trademark, or any other proprietary right of a third-party, it will indemnify its customer licensees against any loss, expense, or liability from any damages that may be awarded against its customer. The Company includes this infringement indemnification in its agreements with customers where Company software is licensed. In the event the customer cannot use the software or service due to infringement and the Company cannot obtain the right to use, replace or modify the license in a commercially feasible manner so that it no longer infringes, then the Company may terminate the license and provide the customer a refund of the fees paid by the customer for the infringing license or service. The Company has not recorded any liability associated with this indemnification, as it is not aware of any pending or threatened actions that represent probable losses as of June 30, 2025.

Litigation

From time to time, the Company is involved in legal proceedings, including claims, investigations, and inquiries, arising in the ordinary course of its business. The Company records a provision for a loss when it believes that it is both probable that a loss has been incurred and the amount can be reasonably estimated. To the extent that there is a reasonable possibility that a loss exceeding amounts already recognized may be incurred and the amount of such additional loss would be material, we will either disclose the estimated additional loss or state that such an estimate cannot be made. Currently, management believes the Company does not have any probable and reasonably estimable material losses related to any current legal proceedings and claims. Although occasional adverse decisions or settlements may occur, management does not believe that an adverse determination with respect to any of these claims would individually, or in the aggregate, materially and adversely affect the Company's financial condition or operating results. Litigation is inherently unpredictable and is subject to significant uncertainties, some of which are beyond the Company's control. Should any of these estimates and assumptions change or prove to have been incorrect, the Company could incur significant charges related to legal matters that could have a material impact on its results of operations, financial position, and cash flows.

Note 9. Stockholders' Equity

Common Stock

The Company has 200.0 million shares authorized as of June 30, 2025 and 2024 and 112.6 million and 100.2 million shares issued and outstanding as of June 30, 2025 and 2024, respectively.

Common stock purchase warrants issued in connection with long-term debt

On June 6, 2025, concurrently with its entry into the Financing Agreement, the Company issued detachable warrants to purchase the Company's common stock to certain of its Warrant Holders under the Financing Agreement. The Warrant Holders were issued warrants to purchase 17,180,710 Premium Warrants with an exercise price of $1.68 per share, exercisable on and after December 7, 2025 and expiring on June 6, 2032 and 6,247,531 Penny Warrants with an exercise price of $0.01 per share exercisable immediately and expiring on June 6, 2032. No Penny Warrants were exercised as of June 30, 2025. Pursuant to the terms of the Financing Agreement, if the Company uses the Delay Draw Facility, the Company will be obligated to issue additional detachable warrants on terms substantially similar to the Warrants to certain of its lenders under the Financing Agreement.

The Warrants have certain anti-dilution protection provisions, including price protection anti-dilution protection in the event that we sell stock at a price below $1.00 in the case of the Penny Warrants and $1.25 in the case of the Premium Warrants. We agreed to issue the Warrants in connection with, and to induce the lenders to enter into, the Financing Agreement.

The Warrants and the shares of common stock issuable upon the exercise of such Warrants have not been registered under the Securities Act of 1933, as amended (the "Securities Act"), and may not be sold absent registration or an applicable exemption from the registration requirements of the Securities Act. Based in part upon the representations of each holder in each warrant, the offering and sale of each warrant is exempt from registration under Section 4(a)(2) of the Securities Act and/or Rule 506 of Regulation D promulgated under the Securities Act.

The Premium Warrants were valued at $13.1 million using a relative fair value method and is recorded in additional paid-in capital. Further, $0.3 million in financing fees incurred in connection with the issuance of the Premium Warrants is recorded in a contra-equity account.

Common shares issued to Convertible Note holders

On June 5, 2025, the Convertible Noteholders agreed to Exchange approximately $82.0 million aggregate principal amount of the Convertible Noteholders' existing Convertible Notes for (i) an aggregate of 8,881,579 Shares, valued at $1.52 per share based on the closing stock price on June 5, 2025, or $13.5 million in the aggregate and (ii) an aggregate cash payment of approximately $68.5 million. On June 11, 2025, the Exchange was consummated and the Company issued the Shares to the Convertible Noteholders. On their issuance date, the Shares were valued at $1.25 per share based on the closing stock price on June 11, 2025, or $11.1 million in the aggregate. The decrease in stock price from the agreement date to the issuance date resulted in a $2.4 million gain, which was recorded as a gain on extinguishment of debt. The Company paid approximately $0.4 million in fees to issue the common shares which was recorded as a permanent adjustment to paid-in-capital.

Treasury Stock

The Company records treasury stock at cost. Treasury stock is comprised of shares of common stock purchased by the Company in the secondary market. As of June 30, 2025, and June 30, 2024, the Company had 3.1 million shares of treasury stock valued at $14.1 million. Treasury stock is included in Additional paid-in capital on the consolidated balance sheets.

Accumulated Other Comprehensive Income (Loss)

The following table summarizes the changes in accumulated other comprehensive income (loss) by component (in thousands):

	Cumulative Translation Adjustment		Defined Pension Benefit Obligation		Total	
Balance at June 30, 2023	$	(2,332)	$	2,754	$	422
Other comprehensive loss		(2,445)		(2,199)		(4,644)
Balance at June 30, 2024	$	(4,777)	$	555	$	(4,222)
Other comprehensive loss		1,557		828		2,385
Balance at June 30, 2025	$	(3,220)	$	1,383	$	(1,837)

Note 10. Stock Incentive Plan and Employee Stock Purchase Plan

As of June 30, 2025, the Company had two outstanding stock incentive plans: the 2016 Equity Incentive Plan ("2016 Plan") and the 2007 Incentive Award Plan ("2007 Plan"). The 2016 Plan permits the granting of stock options, stock appreciation rights, restricted stock awards, performance shares, performance units, and RSUs. The vesting of RSUs granted under the 2016 Plan are primarily service-based (over the requisite service period) while the vesting of performance units granted under the 2016 Plan consist of PSUs. Only employees of the Company are eligible to receive incentive stock options. Non-employees may be granted non-qualified stock options.

Stock options granted under the 2016 Plan have an exercise price of at least 100% of the fair market value of the underlying stock on the grant date. The stock options have 10-year contractual terms and generally become exercisable for 25% of the option shares one year from the date of grant and then ratably over the following 36 months. Service-based RSUs granted generally vest 25% of the share units covered by the grant on each of the first through fourth anniversaries of the date of the grant, subject to the continued service of the grantee through each such date. RSUs granted to the Board of Directors vest over one year. PSUs granted generally vest at the end of a three year performance period and the amount of shares that vest are based on the Company's actual performance relative to predefined performance conditions. The Board of Directors

has the discretion to use different vesting schedules. As of June 30, 2025, the 2007 Plan continued to remain in effect; however, the Company can no longer grant equity awards under such plans.

The following table summarizes the share-based compensation charges included in the Company's consolidated statements of operations and comprehensive loss (in thousands):

| | Years ended June 30, | |
	2025	2024
Cost of revenue - product	$ 634	$ 866
Cost of revenue - service	709	509
Research and development	1,508	1,456
Selling and marketing	2,167	1,905
General and administrative	5,183	4,748
Total	$ 10,201	$ 9,484

The following table summarizes the share-based compensation charges for the Company's equity awards (in thousands):

| | Years ended June 30, | |
	2025	2024
Stock options	$ 344	$ 741
Restricted stock units	7,948	7,307
Performance stock units	1,166	386
Employee stock purchase plan	743	1,050
Total	$ 10,201	$ 9,484

Stock Options

The Company did not grant any stock options during the years ended June 30, 2025 and June 30, 2024.

The fair value of stock options grants are determined by using the Black-Scholes option-pricing model. This fair value is then amortized over the requisite service periods of the awards. The Company estimates the expected term of stock option by taking the average of the vesting term and the contractual term of the option. The expected volatility is derived from the Company's historical stock volatility over a period approximately equal to the expected term of the options. The risk-free interest rate is based on the U.S. Treasury constant maturity rate on the date of grant. The dividend yield assumption is based on the Company's history and expectation of no dividend payouts.

A summary of option activity under the Company's incentive plan is presented below (in thousands except per share and term amounts):

	Options Outstanding	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life (In Years)	Aggregate Intrinsic Value (1)
Balance at June 30, 2024	5,270	$ 3.40	2.95	$ —
Options granted	—	—		
Options exercised	—	—		
Options forfeited/expired	(3,431)	$ 3.59		
Balance at June 30, 2025	1,839	$ 3.03	5.62	$ —
Vested or expected to vest at June 30, 2025	1,839	$ 3.03	5.62	$ —
Exercisable at June 30, 2025	1,662	$ 3.13	5.48	$ —

1. The aggregate intrinsic value represents the total pre-tax intrinsic value, which is computed based on the difference between the exercise price and the closing price of Accuray common stock of $1.37 and $1.82 on June 30, 2025 and June 30, 2024,

113

respectively, The amount represents what would have been received by the option holders had all option holders exercised their options and sold the shares received upon exercise as of that date.

There were no options exercised during the year ended June 30, 2025. The total intrinsic value of options exercised during the year ended June 30, 2024 was not material. The total cash received from option exercises during the year ended June 30, 2024 was $0.3 million. Tax benefits from tax deductions for exercised options and disqualifying dispositions in excess of the deferred tax asset, attributable to share compensation costs for such options was zero for the years ended June 30, 2025, and 2024. As of June 30, 2025, there was $0.2 million of unrecognized compensation cost related to unvested stock options, which is expected to be recognized over a weighted average period of 0.5 years.

The following table summarizes information about outstanding and exercisable options at June 30, 2025 (in thousands, except years and exercise price):

| | Options Outstanding | | | Options Exercisable | |
Range of Exercise Prices	Number Outstanding	Weighted Average Remaining Contractual Life (Years)	Weighted Average Exercise Price	Number Outstanding	Weighted Average Exercise Price
$1.96 – $1.96	200	7.00	$ 1.96	150	$ 1.96
$2.08 – $2.08	556	6.92	$ 2.08	429	$ 2.08
$2.60 – $2.60	397	4.34	$ 2.60	397	$ 2.60
$4.10 – $4.46	553	4.64	$ 4.32	553	$ 4.32
$4.52 – $4.52	133	6.00	$ 4.52	133	$ 4.52
Total outstanding	1,839	5.62	$ 3.03	1,662	$ 3.13

Restricted Stock and Performance Stock

The following table summarizes the activity of RSUs and PSUs (in thousands, except fair value per share):

Unvested Restricted Stock	Restricted Stock Units	Performance Stock Units	Total Number of Shares Underlying Stock Awards	Weighted Average Grant Date Fair Value Per Share
Unvested at June 30, 2024	5,969	2,813	8,782	$ 2.66
Granted	4,343	1,235	5,578	$ 2.13
Vested	(2,752)	—	(2,752)	$ 2.68
Cancelled/forfeited	(394)	(817)	(1,211)	$ 3.39
Unvested at June 30, 2025	7,166	3,231	10,397	$ 2.29

Restricted Stock Units

The grant date fair value of the RSUs granted was $9.2 million and $9.7 million during the years ended June 30, 2025 and 2024, respectively. The aggregate fair market value of the RSUs that vested during the years ended June 30, 2025 and 2024, was $5.5 million and $5.9 million, respectively. As of June 30, 2025, there was $11.5 million of unrecognized compensation cost related to the RSUs, which is expected to be recognized over a weighted average period of 1.4 years.

Performance Stock Units

The grant date fair value of PSUs granted was $2.8 million and $3.3 million during the years ended June 30, 2025 and 2024, respectively. There were no PSUs that vested during the year ended June 30, 2025 because the performance conditions were not met. The aggregate fair value of the PSUs that vested during the year ended June 30, 2024, was $0.4 million. As of June 30, 2025, there was $2.9 million of unrecognized compensation cost related to the PSUs, which is expected to be recognized over a weighted average period of 1.7 years.

Employee Stock Purchase Plan

Under the Company's Amended and Restated 2007 Employee Stock Purchase Plan, or ESPP, qualified employees are permitted to purchase the Company's common stock at 85% of the lower of the fair market value of the common stock on the commencement date of each six month offering period, or the fair market value on the specified purchase date. Employees' payroll deductions may not exceed 10% of their salaries. Employees may purchase up to 2,500 shares per each six month offering period, provided that the value of the shares purchased in any calendar year may not exceed $25,000, as calculated pursuant to the purchase plan.

The Company estimates the fair value of ESPP shares at the date of grant using the Black-Scholes option pricing model. The weighted average assumptions were as follows:

| | Years Ended June 30, | |
	2025	2024
Risk–free interest rate	4.12% -4.43%	5.05% - 5.39%
Dividend yield	—%	—%
Expected term	0.5 - 1.0	0.5 - 1.0
Expected volatility	44.02% - 83.32%	37.22% - 61.48%

The risk-free rate for the expected term of the ESPP option was based on the U.S. Treasury constant maturity rate for each offering period; expected volatility was based on the historical volatility of the Company's common stock; and the expected term was based upon the offering period of the ESPP.

The Company issued 1.2 million and 1.1 million shares under the ESPP during the years ended June 30, 2025 and 2024, respectively, at a weighted average purchase price per share of $1.37 and $1.79, respectively. As of June 30, 2025, total unrecognized compensation cost related to the ESPP plan was $0.6 million, which the Company expects to recognize over a weighted average period of 0.9 years.

Common Stock Available For Issuance

In November 2024, the Company's stockholders approved to increase the number of shares of common stock available for issuance by 5.0 million shares under its Amended and Restated 2016 Equity Incentive Plan, and to increase the number of shares of common stock available for issuance by 2.5 million shares under its Amended and Restated Accuray Incorporated 2007 Employee Stock Purchase Plan. At June 30, 2025, the Company had 5.2 million shares of common stock reserved for issuance under the stock incentive plans and 2.6 million shares of common stock reserved for issuance under the employee stock purchase plan.

Note 11. Joint Venture

In January 2019, the Company's wholly-owned subsidiary, Accuray Asia Limited ("Accuray Asia"), entered into an agreement with CNNC High Energy Equipment (Tianjin) Co., Ltd. (the "CIRC Subsidiary"), a wholly-owned subsidiary of China Isotope & Radiation Corporation, to form a joint venture, CNNC Accuray (Tianjin) Medical Technology Co. Ltd. (the "JV"), to manufacture and sell radiation oncology systems in China. As of June 30, 2025, the Company owned a 49% interest in the JV, which is reported as an investment in joint venture on the Company's consolidated balance sheets.

The Company applies the equity method of accounting to its ownership interest in the JV as the Company has the ability to exercise significant influence over the JV but lacks controlling financial interest and is not the primary beneficiary. The Company recognizes the 49% proportionate share of the JV income or loss on a one-quarter lag due to the timing of the availability of the JV's financial records. The Company recognizes revenue on sales to the JV in the current period of control transfer, eliminating a portion of profit to the extent goods sold have not been sold through by the JV to an end customer by the end of each reporting period. With the receipt of the necessary permits and licenses to operate, the JV has begun to manufacture and sell a locally branded "Made in China" radiotherapy device, the Tomo C radiation therapy system, in the Class B license category. The JV also distributes other Accuray treatment delivery systems like the Radixact and CyberKnife treatment delivery systems, including the Radixact SynC and CyberKnife S7 Systems, which received NMPA approval in

January 2025. The JV also distributes other Accuray treatment delivery systems like the Radixact and CyberKnife treatment delivery systems.

The following table shows the reconciliation between the carrying value of the Company's investment in the JV and its proportional share of the underlying equity in net assets of the JV (in thousands):

	June 30, 2025	June 30, 2024
Carrying value of investment in joint venture	$ 4,612	$ 9,826
Deferred intra-entity profit margin	17,501	9,835
Dividend declared	2,453	-
Equity method goodwill	(4,720)	(4,720)
Proportional share of equity investment in joint venture	$ 19,846	$ 14,941

As of June 30, 2025 and June 30, 2024, the Company's carrying value of the investment in the JV for the Company's proportional share of the JV's currency translation adjustment was decreased by $0.4 million and $0.6 million, respectively. In June 2025, the JV declared a $2.5 million dividend to the Company that was paid in July 2025. In June 2024, the JV declared a $2.5 million dividend to the Company paid in fiscal year 2025. The Company records the dividends as a reduction to its carrying value in the JV. No impairment was identified as of June 30, 2025 and June 30, 2024.

Summarized financial information of the JV is as follows (in thousands):

Statement of Operations Data:	Twelve Months Ended March 31, 2025	Twelve Months Ended March 31, 2024
Revenue	$ 160,213	$ 114,942
Gross profit	$ 29,438	$ 22,137
Net income	$ 9,617	$ 3,750
Net income attributable to the Company	$ 4,714	$ 1,838

Summarized Balance Sheet Data:	As of March 31, 2025	As of March 31, 2024
Assets		
Current assets	$ 172,109	$ 102,500
Non current assets	16,426	12,425
Total assets	$ 188,535	$ 114,925
Liabilities and Stockholders' Equity		
Current liabilities	$ 146,587	$ 79,300
Non current liabilities	1,334	113
Stockholder's equity	40,614	35,512
Total liabilities and stockholders' equity	$ 188,535	$ 114,925

The following table shows the activity of the Company's deferred intra-entity profit margin from sales to the JV (in thousands):

	Years Ended June 30,	
	2025	2024
Deferred gross profit recognized on sales to the JV	$ (16,738)	$ (9,061)
Deferred gross profit on sales to the JV	24,404	13,159
Net deferred gross profit on sales to the JV [1]	$ 7,666	$ 4,098

(1) Profit earned by the Company from the JV is eliminated through cost of goods sold until it is realized; such profits would generally be considered realized when the inventory has been sold through to third parties.

Note 12. Income Taxes

Income (loss) before provision for income taxes on the accompanying statements of operations and comprehensive loss included the following components (in thousands):

	Years Ended June 30,			
	2025		**2024**	
Domestic	$	(12,908)	$	(25,184)
Foreign		14,042		13,364
Total income (loss) before provision for income taxes	$	1,134	$	(11,820)

The provision for income taxes consisted of the following (in thousands):

	Years Ended June 30,			
	2025		**2024**	
Current:				
Federal	$	—	$	—
State		4		133
Foreign		2,565		2,190
Total current	$	2,569	$	2,323
Deferred:				
Federal		—		—
State		—		—
Foreign		156		1,402
Total deferred		156		1,402
Total provision for income taxes	$	2,725	$	3,725

A reconciliation of income taxes at the statutory federal income tax rate to the provision for income taxes included in the accompanying consolidated statements of operations and comprehensive loss is as follows (in thousands):

	Years Ended June 30,			
	2025		**2024**	
U.S. federal taxes (benefit):				
At federal statutory rate	$	238	$	(2,482)
State tax, net of federal benefit		4		133
Share-based compensation expense		1,028		629
Research and development credits		(14)		(209)
Foreign taxes		203		219
Deferred tax on foreign earnings		558		952
Global intangible low-taxed income		1,471		1,335
Equity in earnings of unconsolidated affiliates		(990)		(386)
Chane in valuation of warrants		105		—
Change in valuation allowance		(113)		3,202
Other non-deductible permanent items		235		332
Total provision for income taxes	$	2,725	$	3,725

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's net deferred tax assets (liabilities) were as follows (in thousands):

	June 30,		
	2025		2024
Deferred tax assets:			
Federal and state net operating losses	$ 61,745	$	66,463
Accrued expenses and reserves	3,128		4,523
Lease liability	6,475		6,332
Deferred revenue	3,681		3,269
Research and development credits	26,678		26,669
Share-based compensation expense	1,416		1,405
Capitalized research and development	23,795		19,464
Unicap	527		541
Fixed assets and intangibles	250		644
Section 163(j) interest	3,244		2,776
Other	374		6
Total deferred tax assets	131,313		132,092
Deferred tax liabilities:			
Contract acquisition costs	(857)		(1,228)
Right of use assets	(5,124)		(5,288)
Deferred tax on foreign earnings	(2,120)		(2,499)
Total deferred tax liabilities	(8,101)		(9,015)
Valuation allowance	(125,287)		(125,944)
Net deferred tax liabilities	$ (2,075)	$	(2,867)

As of June 30, 2025, the Company had $260.9 million and $119.9 million in federal and state net operating loss carryforwards, respectively. The federal and state carryforwards expire in varying amounts beginning in 2029 for federal and 2026 for state purposes.

In addition, as of June 30, 2025, the Company had federal and state research and development tax credits of $28.5 million and $22.8 million, respectively. If not utilized, the federal research credits will begin to expire in 2026, the California research credits have no expiration date and the other state research credits will begin to expire in 2026.

Under the Internal Revenue Code ("IRC") Sections 382 and 383, annual use of our net operating loss and research tax credit carryforwards to offset taxable income may be limited based on cumulative changes in ownership. Although ownership changes have occurred in the prior years, the carryovers should be available for utilization by the Company before they expire, provided the Company generates sufficient future taxable income. An analysis of the impact of this provision through March 31, 2022 has been performed and it was determined that no ownership change has occurred after December 2009.

Based on the available objective evidence and history of losses, the Company has established a 100% valuation allowance against its combined domestic net deferred tax assets because of uncertainty surrounding the realization of such deferred tax assets.

Certain income earned by controlled foreign corporations ("CFCs") must be included currently in the gross income of the CFCs United States shareholder. The income required to be included in gross income is referred to as global intangible low tax income ("GILTI") and is defined under IRC Section 951A as the excess of the shareholder's net CFC tested income over the net deemed tangible income return. The GILTI inclusion amount has been absorbed by net operating loss carryforwards. The Company has made a policy decision to record GILTI tax as a current-period expense when incurred.

One of the provisions under the Tax Cuts and Jobs Act that became effective in tax years beginning after December 31, 2021 required the capitalization and amortization of research and experimental expenditures. The change in this United States tax law did not have an impact on the Company's consolidated financial statements. The Company will continue to evaluate the impact of this tax law change on future periods.

At June 30, 2025, the Company has $2.1 million of deferred tax liability related to withholding tax expected to be paid on the remittance of unrepatriated distributable reserves in France, Japan and Switzerland. At June 30, 2025, the Company has undistributed earnings of certain foreign subsidiaries of $11.8 million that it has indefinitely invested, and on which it has not recognized deferred taxes.

The aggregate changes in the balance of gross unrecognized tax benefits were as follows (in thousands):

| | Years Ended June 30, | |
	2025	2024
Balance at beginning of year	$ 22,044	$ 21,565
Tax positions related to current year:		
Additions	1,165	1,064
Tax positions related to prior years:		
Additions	—	—
Reductions	(560)	(585)
Balance at end of year	$ 22,649	$ 22,044

The calculation of unrecognized tax benefits involves dealing with uncertainties in the application of complex global tax regulations. Management regularly assesses the Company's tax positions with respect to legislative, bilateral tax treaty, regulatory and judicial developments in the countries in which the Company does business. The reduction in prior year's tax positions primarily relates to lapses of applicable statutes of limitations. The Company anticipates there will be no material changes in uncertain tax positions in the next 12 months. As of June 30, 2025, the amount of gross unrecognized tax benefits was $22.6 million, of which $21.8 million would not affect income tax expense before consideration of any valuation allowance.

The Company's practice is to recognize interest and/or penalties related to income tax matters in income tax expense. As of June 30, 2025 and 2024, the Company's cumulative accrued interest and penalties related to uncertain tax positions, was not material.

The Company files income tax returns in the United States federal, various states, and foreign jurisdictions. Due to tax attributes being carried forward and utilized during open years, the statute of limitations remains open for the U.S. federal jurisdiction and domestic states for tax years from 2006 and forward. The statutes of limitation with respect to the foreign jurisdictions where the Company files income tax returns vary from jurisdiction to jurisdiction and range from 3 to 10 years and the material foreign jurisdictions are France, Switzerland and Japan.

The Company is also subject to examination of its income tax returns by the Internal Revenue Service ("IRS") and other foreign tax authorities, and in some cases the Company has received additional tax assessments which have not been significant. The Company is under audit by the Indian tax authorities for the fiscal year 2021 and we do not expect a material impact on the consolidated financial statements.

On July 4, 2025, new federal tax legislation was enacted, introducing significant changes to U.S. corporate income tax law. Key provisions include the optional expensing of domestic research and development costs under Section 174, modifications to business interest deductions under Section 163(j), and changes to international tax rules such as GILTI. Some provisions are effective retroactively to January 1, 2025, while others phase in through 2027. As the legislation was

enacted after the balance sheet date, its effects are not reflected in the financial statements for the fiscal period ended June 30, 2025. The Company is currently evaluating the potential impact, including implications for deferred tax assets and related disclosures in the subsequent period.

Note 13. Retirement Plans

Employee Benefit Plan

The Company's employee savings and retirement plan is qualified under Section 401(k) of the United States Internal Revenue Code. Employees may make voluntary, tax-deferred contributions to the 401(k) Plan up to the statutorily prescribed annual limit. The Company makes discretionary matching contributions to the 401(k) Plan on behalf of employees up to the limit determined by the Board of Directors. The Company contributed $2.2 million and $2.1 million to the 401(k) Plan during the years ended June 30, 2025 and 2024, respectively.

Defined Benefit Pension Obligation

The Company has established a defined benefit pension plan for its employees in its Switzerland subsidiary. The plan provides benefits to employees upon retirement, death or disability. The Company uses June 30 as the year-end measurement date for this plan.

Obligations and Funded Status

The following table presents the funded status of the defined benefit pension plan (in thousands):

	June 30,			
		2025		2024
Change in benefit obligation:				
Benefit obligation—beginning of fiscal year	$	24,059	$	19,388
Service cost		1,553		1,245
Interest cost		322		381
Plan participants' contributions		1,806		3,548
Actuarial loss		1,493		2,236
Foreign currency changes		3,275		(124)
Settlements		—		(2,434)
Amendments		(131)		—
Benefit and expense payments		(1,436)		(181)
Benefit obligation—end of fiscal year	$	30,941	$	24,059
Change in plan assets:				
Plan assets—beginning of fiscal year	$	21,329	$	18,761
Employer contributions		1,353		1,265
Actual return on plan assets		2,502		467
Plan participants' contributions		1,806		3,548
Foreign currency changes		2,996		(97)
Settlements		—		(2,434)
Benefit and expense payments		(1,437)		(181)
Plan assets—end of fiscal year	$	28,549	$	21,329
Funded status	$	(2,392)	$	(2,730)
Amounts recognized within the consolidated balance sheets:				
Long-term other liabilities	$	(2,392)	$	(2,730)
Net amount recognized	$	(2,392)	$	(2,730)

The following table presents the amounts recognized in accumulated other comprehensive loss (before tax) for the defined benefit pension plan (in thousands):

	June 30,			
	2025		2024	
Net actuarial gain	$	1,128	$	428
Prior service credit		254		127
Total gain recognized in accumulated other comprehensive loss	$	1,382	$	555

The following table presents the projected benefit obligation, accumulated benefit obligation and fair value of plan assets for this defined benefit pension plan where accumulated benefit obligation exceeded the fair value of plan assets (in thousands):

	June 30,			
	2025		2024	
Projected benefit obligation	$	30,941	$	24,059
Accumulated benefit obligation	$	22,747	$	20,946
Fair value of plan assets	$	28,549	$	21,329

Components of Net Periodic Benefit Cost and Other Amounts Recognized in Other Comprehensive Loss

The following table shows the components of the Company's net periodic benefit costs and the other amounts recognized in other comprehensive loss, before tax, related to the Company's defined benefit pension plan (in thousands):

	Year ended June 30,			
	2025		2024	
Net Periodic Benefit Costs:				
Service cost	$	1,553	$	1,245
Interest cost		322		381
Expected returns on assets		(330)		(284)
Amortization of prior service credit		(24)		(24)
Amortization of net gain		—		(92)
Gain on settlement		—		(65)
Net periodic benefit costs		1,521		1,161
Other Amounts Recognized in Other Comprehensive Loss:				
Net (gain) loss arising during the year		(715)		2,019
Prior service credit		26		24
Amortization of prior service credit		(139)		—
Amortization of net gain		—		91
Effect of settlement		—		65
Total (gain) loss recognized in other comprehensive loss		(828)		2,199
Total recognized in net periodic benefit costs and other comprehensive loss	$	693	$	3,360

The amounts in accumulated other comprehensive loss that are expected to be recognized as components of net periodic benefit cost during fiscal year 2026 related to the Company's defined benefit pension plan are as follows (in thousands):

	2026	
Net loss	$	—
Prior service cost		32
Accumulated other comprehensive income	$	32

Assumptions

The assumptions used to determine net periodic benefit cost and to compute the expected long-term return on assets for the Company's defined benefit pension plan were as follows:

	Fiscal Years	
	2025	2024
Net Periodic Benefit Costs:		
Discount rate	1.20%	1.30%
Rate of compensation increase	1.75%	1.75%
Expected long-term return on assets	1.50%	1.50%

The assumptions used to measure the benefit obligation for the Company's defined benefit pension plan were as follows:

	June 30,	
	2025	2024
Benefit Obligation:		
Discount rate	1.20%	1.30%
Rate of compensation increase	1.75%	1.75%

Contributions and Future Benefit Payments

The Company made contributions of approximately $1.4 million and $1.3 million to the defined benefit pension plan during fiscal years 2025 and 2024, respectively. The Company expects total contributions to the defined benefit pension plan for fiscal year 2026 will be approximately $1.5 million.

Estimated future benefit payments expected to be paid by the defined benefit pension plan at June 30, 2025 are as follows (in thousands):

Year Ending June 30,	Future Benefits
2026	$ 1,745
2027	1,530
2028	1,580
2029	1,648
2030	2,564
Thereafter	10,841
Total estimated future benefit payments	$ 19,908

Plan Assets

The plan assets are invested in insurance contracts with Copré Collective Foundation based in Lausanne, Switzerland at the end of fiscal years 2025 and 2024. In fiscal 2025 and 2024, the risks of death and disability are reinsured with Zurich Life Insurance. The Copré Foundation for Occupational Benefits ("Copré Foundation") defines and is responsible for the asset strategy and invests the plan assets for the Company. The Copré Foundation invests the plan assets in insurance contracts which can be measured at Level 2 in the fair value hierarchy. In fiscal 2025 and 2024, the expected interest rate for mandatory retirement savings was 1.5% and 1.5%, respectively. The technical administration and management of the savings account are guaranteed by the Copré Foundation. Insurance benefits due are paid directly to the entitled persons by the Copré Foundation. Accuray International Sàrl has committed itself to pay the annual contributions and costs due under the pension fund regulations.

The contract of affiliation between the Company and the Copré Collective Foundation can be terminated by either side. In the event of a termination, recipients of retirement and survivors' benefits would remain with the collective foundation. The Company commits itself to transfer its active insured members and recipients of disability benefits to the new employee benefits institution, thus releasing the Copré Collective Foundation from all obligations.

Note 14. Segment Disclosure

The Company has one operating and reporting segment (oncology systems group), which develops, manufactures and markets proprietary medical devices used in radiation therapy for the treatment of cancer patients. The Company's Chief Executive Officer, its Chief Operating Decision Maker ("CODM"), assesses financial performance by reviewing a reporting package based on consolidated results of the Company when making decisions about allocating resources and assessing performance. The CODM evaluates performance based on net revenues, gross profit, and operating income which are consistent with what is reported on the consolidated statements of comprehensive income (loss). Significant segment expenses regularly provided to the CODM are consolidated research and development expenses, sales and marketing, and general and administrative expenses as reported on the consolidated financial statements. In addition, the CODM regularly reviews the budget and forecast-to-actual variances to evaluate performance and to make decisions about allocating capital and other resources. The Company does not assess the performance of its individual product lines on measures of profit or loss, or asset-based metrics. Therefore, the information below is presented only for revenues and long-lived tangible assets by geographic areas.

Disaggregation of Revenues

The Company disaggregates its revenues from contracts by geographic region, as the Company believes this best depicts how the nature, amount, timing and uncertainty of revenues and cash flows are affected by economic factors. The Company reports its customer revenues in five geographic regions: the Americas, EIMEA, Japan, China and Asia Pacific. The Americas region primarily includes the United States, Canada, and Latin America. The EIMEA region includes Europe, India, the Middle East and Africa. The Asia Pacific region consists of Asia (excluding Japan and China), Australia and New Zealand.

Additionally, the Company typically recognizes revenue at a point in time for product revenue and recognizes revenue over time for service revenue. Revenues attributed to a country or region are based on the shipping addresses of the Company's customers.

The following summarizes net revenue by geographic region (in thousands):

| | Years ended June 30, | |
	2025	2024
Americas	$ 88,768	$ 90,156
EIMEA	144,264	168,611
China	124,475	103,412
Japan	53,622	55,682
Asia Pacific	47,376	28,690
Total net revenues	$ 458,505	$ 446,551

The following summarizes countries that represent more than ten percent of the Company's net revenues (in thousands):

| | Years ended June 30, | |
	2025	2024
United States	16%	18%
China	27%	23%
Japan	12%	12%
Rest of world	45%	47%
Total net revenues	100%	100%

Disaggregation of long-lived assets

Information regarding geographic areas in which the Company has long-lived assets, which consists of property, plant and equipment, net, and operating lease right-of-use assets are as follows (in thousands):

	June 30, 2025		June 30, 2024	
Americas	$	49,466	$	46,570
EIMEA		9,220		9,327
China		1,577		1,211
Japan		999		1,304
Asia Pacific		511		135
Total long-lived assets	$	61,773	$	58,547

The long-lived assets in the Americas region are located in the United States as of June 30, 2025, and June 30, 2024.

Item 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

Item 9A. CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, evaluated the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rule 13a-15(e) of the Exchange Act) as of the end of the period covered by our Annual Report on Form 10-K for the fiscal year ended June 30, 2025 (the "Evaluation Date").

Based on this evaluation, our Chief Executive Officer and Chief Financial Officer concluded that as of the Evaluation Date, our disclosure controls and procedures were effective to provide reasonable assurance that the information required to be disclosed by us in the reports we file or submit under the Exchange Act is recorded, processed, summarized, and reported within the time periods specified in the SEC's rules and forms, and that such information is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

Management's Report on Internal Control over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rule 13a-15(f) of the Exchange Act. Under the supervision and with the participation of the Chief Executive Officer and Chief Financial Officer, management conducted an evaluation of the effectiveness of our internal control over financial reporting based upon the guidelines established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO") 2013.

Based on this evaluation, management concluded that as of June 30, 2025 our internal control over financial reporting was effective. The effectiveness of our internal control over financial reporting as of June 30, 2025 has been audited by Grant Thornton LLP, an independent registered public accounting firm, as stated in their report included herein.

Remediation of Previously Disclosed Material Weaknesses

As noted in our 2024 Annual Report on Form 10-K (the "2024 Annual Report"), management identified a material weakness within our system of internal control over financial reporting due to our SAP S/4HANA ERP system not being designed for and not maintaining effective controls to ensure that all manual journal entries consistently enforced segregation of duties in the approval process prior to being posted to the general ledger system. Remediation of this material weakness was completed during the three months ended December 31, 2024, and included establishing new controls and procedures to ensure segregation of duties is maintained between the creation, posting and approval of manual journal entries. As of December 31, 2024, these control activities have been appropriately designed and implemented, and have operated effectively for a sufficient period of time to conclude that the previously identified material weakness has been remediated.

Also as noted in our 2024 Annual Report, management identified a second material weakness within our system of internal control over financial reporting due to our SAP S/4HANA ERP system not being designed for and not maintaining effective controls to ensure the existence of inventory at the Madison manufacturing warehouse locations because its controls relied on a cycle count program that, due to initial limitations associated with certain ERP system reports, was not sufficiently precise. This material weakness was remediated as of March 31, 2025, which included establishing new controls to allow for full capture of inventory with proper count timing required for an effective cycle count program, inclusive of reinforcement for proper cycle count process through policy statements, regular communications and periodic reviews and meetings with managers and staff. As of March 31, 2025, these control activities have been appropriately designed and

implemented, and have operated effectively for a sufficient period of time to conclude that the previously identified material weakness has been remediated.

Furthermore, the remediation of the two material weaknesses associated with the aforementioned control activities resulted from the remediation of the deficiency in the risk assessment component of the COSO framework disclosed in our 2024 Annual Report, which we remediated by performing a comprehensive risk analysis of the affected areas and implemented control activities that effectively managed the risks.

Management has concluded that the Company's consolidated financial statements included in this Annual Report on Form 10-K fairly present, in all material respects, our financial position, results of operations and cash flows for the periods presented with accounting principles generally accepted in the United States of America.

Changes in Internal Control over Financial Reporting

Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, has evaluated any changes in our internal control over financial reporting that occurred during the year ended June 30, 2025, and has concluded that other than the changes described above under "Remediation of Previously Disclosed Material Weaknesses" there were no changes in our internal control over financial reporting that occurred that have materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Inherent Limitations of Internal Controls

Internal control over financial reporting cannot provide absolute assurance of achieving financial reporting objectives because of its inherent limitations. Internal control over financial reporting is a process that involves human diligence and compliance and is subject to lapses in judgment and breakdowns resulting from human failures. Internal control over financial reporting also can be circumvented by collusion or improper management override. Because of such limitations, there is a risk that material misstatements may not be prevented or detected on a timely basis by internal control over financial reporting. However, these inherent limitations are known features of the financial reporting process. Therefore, it is possible to design into the process safeguards to reduce, though not eliminate, this risk.

Item 9B. OTHER INFORMATION

Securities Trading Plans of Directors and Executive Officers

During the fourth quarter of fiscal 2025, no director or officer, as defined in Rule 16a-1(f), adopted, or terminated a "Rule 10b5-1 trading arrangement" or a "non-Rule 10b5-1 trading arrangement," each as defined in Regulation S-K Item 408.

Item 9C. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections.

None.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Stockholders
Accuray Incorporated

Opinion on internal control over financial reporting
We have audited the internal control over financial reporting of Accuray Incorporated (a Delaware corporation) and subsidiaries (the "Company") as of June 30, 2025, based on criteria established in the 2013 *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO"). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of June 30, 2025, based on criteria established in the 2013 *Internal Control—Integrated Framework* issued by COSO.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) ("PCAOB"), the consolidated financial statements of the Company as of and for the year ended June 30, 2025, and our report dated August 28, 2025 expressed an unqualified opinion on those financial statements.

Basis for opinion
The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and limitations of internal control over financial reporting
A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ GRANT THORNTON LLP

San Jose, California
August 28, 2025

PART III

Item 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

Directors, Executive Officers and Corporate Governance

The information in our 2025 Proxy Statement regarding directors and executive officers appearing under the headings "Election of Directors," "Executive Officers" and "Delinquent Section 16(a) Reports" is incorporated herein by reference.

In addition, the information in our 2025 Proxy Statement regarding the director nomination process, the Audit Committee financial expert and the identification of the Audit Committee members appearing under the heading "Corporate Governance and Board of Directors Matters" is incorporated herein by reference.

There have been no material changes to the procedures by which stockholders may recommend nominees to our Board of Directors.

Item 11. EXECUTIVE COMPENSATION

The information in our 2025 Proxy Statement appearing under the headings "Executive Compensation," "Compensation Committee Report," "Compensation Discussion and Analysis," "Compensation of Non-Employee Directors" and "Corporate Governance and Board of Directors Matters—Compensation Committee Interlocks and Insider Participation" is incorporated herein by reference.

Item 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

The information in our 2025 Proxy Statement appearing under the heading "Security Ownership of Certain Beneficial Owners and Management" and "Equity Compensation Plan Information" is incorporated herein by reference.

Item 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

The information in our 2025 Proxy Statement appearing under the headings "Certain Relationships and Related Transactions" and "Corporate Governance and Board of Directors Matters—Director Independence" is incorporated herein by reference.

Item 14. PRINCIPAL ACCOUNTING FEES AND SERVICES

The information in our 2025 Proxy Statement appearing under the headings "Ratification of Appointment of Independent Registered Public Accounting Firm—Audit and Non-Audit Services" and "Ratification of Appointment of Independent Registered Public Accounting Firm—Audit Committee Pre-Approval Policies and Procedures" is incorporated herein by reference.

Item 15. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

(a) We have filed the following documents as part of this report:

   1. **Consolidated Financial Statements** (as set forth in Item 8)

   2. **Consolidated Financial Statement Schedules**

All financial statement schedules have been omitted, since the required information is not applicable or is not present in amounts sufficient to require submission of the schedule, or because the information required is included in the consolidated financial statements and notes thereto included in this Annual Report on Form 10-K.

   3. **Exhibits**

The following exhibits are incorporated by reference or filed herewith.

Exhibit No.	Exhibit Description	Incorporated by Reference				Furnished or Filed Herewith
		Form	File No.	Exhibit	Filing Date	
3.1	Amended and Restated Certificate of Incorporation of Registrant.	8-K	001-33301	3.1	02/06/2013	
3.2	Amended and Restated Bylaws of Registrant.	8-K	001-33301	3.1	09/20/2023	
4.1	Form of Common Stock Certificate.	S-1/A	333-138622	4.3	02/05/2007	
4.2	Indenture, dated as of May 13, 2021, between the Registrant and The Bank of New York Mellon Trust Company, N.A., as trustee.	8-K	001-33301	4.1	05/18/2021	
4.3	Form of 3.75% Convertible Senior Note due 2026 (included in Exhibit 4.5)	8-K	001-33301	4.1	05/18/2021	
4.4	Description of the Registrant's Securities	10-K	001-33301	4.7	09/07/2023	
4.5	Form of Premium Warrant	8-K	001-33301	4.1	06/06/2025	
4.6	Form of Penny Warrant	8-K	001-33301	4.2	06/06/2025	
4.7	Form of DDTL Premium Warrant	8-K	001-33301	4.3	06/06/2025	
4.8	Form of DDTL Penny Warrant	8-K	001-33301	4.4	06/06/2025	
10.1	Office Lease between Old Sauk Trails Park Limited Partnership and TomoTherapy Incorporated, dated October 22, 2001.	10-K	001-33301	10.1	09/07/2023	
10.2	First Amendment to Lease between Old Sauk Trails Park Limited Partnership and TomoTherapy Incorporated, dated May 1, 2004.	10-K	001-33301	10.2	09/07/2023	
10.3	Second Amendment to Lease between Old Sauk Trails Park Limited Partnership and	10-K	001-33301	10.3	09/07/2023	

Exhibit No.	Exhibit Description	Incorporated by Reference Form	File No.	Exhibit	Filing Date	Furnished or Filed Herewith
	Accuray, Inc FKA TomoTherapy, Inc., dated October 19, 2016.					
10.4	Third Amendment to Lease between Old Sauk Trails Park Limited Partnership and Accuray Incorporated, dated March 27, 2020.	10-K	001-33301	10.4	09/07/2023	
10.5	Fourth Amendment to Lease Deming Way Property Group LLC and Accuray Incorporated, dated August 19, 2022.	10-K	001-33301	10.5	09/07/2023	
10.6	Accuray Incorporated 1998 Equity Incentive Plan and forms of agreements relating thereto.	S-1	333-138622	10.4	11/13/2006	
10.7*	Accuray Incorporated 2007 Incentive Award Plan.	10-K	001-33301	10.8	09/19/2011	
10.8*	Form of Performance Stock Unit Grant Notice and Performance Stock Unit Agreement.	8-K	001-33301	99.2	09/02/2014	
10.9*	Form of Restricted Stock Unit Grant Notice and Restricted Stock Unit Agreement.	8-K	001-33301	99.1	09/02/2014	
10.10*	Form of Stock Option Grant Notice and Stock Option Agreement.	8-K	001-33301	99.3	11/23/2011	
10.11*	Form of 2016 Market Stock Unit Grant Notice and Award Agreement.	8-K	001-33301	99.1	10/02/2015	
10.12*	Accuray Incorporated Amended and Restated 2016 Equity Incentive Plan and forms of award agreements thereunder.	8-K	001-33301	10.1	11/15/2023	
10.13*	Amended and Restated 2007 Employee Stock Purchase Plan.	8-K	001-33301	10.2	11/16/2022	
10.14*	Accuray Incorporated Company Bonus Plan.	10-Q	001-33301	10.6	11/06/2018	
10.15*	Form of Accuray Incorporated Stand-Alone Inducement Restricted Stock Unit Agreement for Suzanne Winter.	S-8	333-234412	99.1	10/31/2019	
10.16*	Form of Accuray Incorporated Stand-Alone Inducement Stock Option Agreement for Suzanne Winter.	S-8	333-234412	99.2	10/31/2019	
10.17*	Form of Accuray Incorporated Stand-Alone Inducement Restricted Stock Unit Agreement for Jim Dennison.	S-8	333-251038	99.4	11/30/2021	
10.18*	Form of Accuray Incorporated Stand-Alone Inducement Stock Option Agreement for Jim Dennison.	S-8	333-251038	99.5	11/30/2021	
10.19*	Form of Accuray Incorporated Stand-Alone Inducement Restricted Stock Unit Agreement for Sandeep Chalke.	S-8	333-265330	99.1	05/31/2022	
10.20*	Form of Accuray Incorporated Stand-Alone Inducement Stock Option Agreement for Sandeep Chalke.	S-8	333-265330	99.2	05/31/2022	

		Incorporated by Reference				Furnished or Filed
Exhibit No.	Exhibit Description	Form	File No.	Exhibit	Filing Date	Herewith
10.21*	TomoTherapy Incorporated 2000 Stock Option Plan, as amended, and forms of option agreements thereunder.	S-8	333-174952	99.1	06/17/2011	
10.22*	TomoTherapy Incorporated 2002 Stock Option Plan, as amended, and forms of option agreements thereunder.	S-8	333-174952	99.2	06/17/2011	
10.23*	TomoTherapy Incorporated 2007 Equity Incentive Plan, as amended, and forms of option agreements thereunder.	S-8	333-174952	99.3	06/17/2011	
10.24*	Form of Indemnification Agreement by and between Registrant and each of its directors and executive officers.	10-Q	001-33301	10.7	05/10/2011	
10.25*	Executive Employment Agreement by and Between Registrant and Jesse Chew, dated February 3, 2025.	10-Q	001-33301	10.5	02/05/2025	
10.26*	Executive Employment Agreement by and Between Registrant and Suzanne Winter, dated February 3, 2025	10-Q	001-33301	10.2	02/05/2025	
10.27*	Executive Employment Agreement by and between Registrant and Leonel Peralta, dated February 3,2025.	10-Q	001-33301	10.1	05/02/2025	
10.28*	Executive Employment Agreement by and between Registrant and Ali Pervaiz, dated February 3, 2025.	10-Q	001-33301	10.3	02/05/2025	
10.29*	Executive Employment Agreement by and between Registrant and Sandeep Chalke, dated February 3, 2025.	10-Q	001-33301	10.4	02/05/2025	
10.30*	Letter Agreement for Interim CEO Role by and between Registrant and Sandeep Chalke, dated September 3, 2024.					X
10.31*	Separation Agreement and General Release by and between Registrant and Michael Hoge, dated January 6, 2025	10-Q	001-33301	10.1	02/05/2025	
10.32	Form of Exchange Agreement	8-K	001-33301	10.1	06/06/2025	
10.33	Governance Agreement, dated as of June 6, 2025, between the Registrant and TCW Asset Management Company LLC	8-K	001-33301	10.2	06/06/2025	
10.34	Financing Agreement, dated as of June 6, 2025, between the Registrant as the Administrative Borrower, the guarantors listed hereto, the lenders from time to time party hereto, as lenders, TCW Asset Management Company LLC, as collateral agent and administrative agent, and Wingspire Capital LLC, as servicing agent					X
10.35	Form of Subscription Agreement, dated as of May 6, 2021, between the Registrant and each signatory thereto.	8-K	001-33301	10.2	05/12/2021	
19.1	Insider Trading Policy					X
21.1	List of subsidiaries.					X

		Incorporated by Reference				
Exhibit No.	Exhibit Description	Form	File No.	Exhibit	Filing Date	Furnished or Filed Herewith
23.1	Consent of Grant Thornton LLP, independent registered public accounting firm.					X
24.1	Power of Attorney (incorporated by reference to the signature page of this annual report on Form 10-K).					X
31.1	Certification of Chief Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.					X
31.2	Certification of Chief Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.					X
32.1	Certification of Chief Executive Officer and Chief Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.					X
97.1	Compensation Recovery Policy					X
101.INS	Inline XBRL Instance Document—the instance document does not appear in the Interactive Data File as its XBRL tags are embedded within the Inline XBRL document					X
101.SCH	Inline XBRL Taxonomy Extension Schema With Embedded Linkbase Documents					X
104	Cover Page Interactive Data File (formatted as inline XBRL and contained in Exhibit 101)					

* Management contract or compensatory plan or arrangement.

† Certain portions of this exhibit have been omitted because they are both not material and would be competitively harmful if publicly disclosed.

The certification attached as Exhibit 32.1 that accompanies this Annual Report on Form 10-K is not deemed filed with the Securities and Exchange Commission and is not to be incorporated by reference into any filing of Accuray Incorporated under the Securities Act of 1933 or the Securities Exchange Act of 1934, whether made before or after the date of this Annual Report on Form 10-K, irrespective of any general incorporation language contained in such filing. Form 10-K, irrespective of any general incorporation language contained in such filing.

Item 16. FORM 10-K SUMMARY

None.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Madison, State of Wisconsin, on August 28, 2025.


ACCURAY INCORPORATED

By: _____/s/ SUZANNE WINTER_____
Suzanne Winter
President and Chief Executive Officer

By: _____/s/ ALI PERVAIZ_____
Ali Pervaiz
Senior Vice President and Chief Financial Officer


POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each individual whose signature appears below constitutes and appoints Suzanne Winter and Ali Pervaiz, and each of them, as his true and lawful attorneys-in-fact and agents, with full power of substitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments to this Annual Report on Form 10-K, and to file the same, with all exhibits thereto and all other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, full power and authority to do and perform each and every act and thing requisite and necessary to be done therewith, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys- in- fact and agents, and any of them or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following and on the dates indicated.

Signature	Title	Date
/s/ SUZANNE WINTER Suzanne Winter	President, Chief Executive Officer and Director (Principal Executive Officer)	August 28, 2025
/s/ ALI PERVAIZ Ali Pervaiz	Senior Vice President and Chief Financial Officer (Principal Financial Officer)	August 28, 2025
/s/ MICHAEL J. MURPHY Michael J. Murphy	Corporate Controller (Principal Accounting Officer)	August 28, 2025
/s/ JOSEPH E. WHITTERS Joseph E. Whitters	Chairperson of the Board and Director	August 28, 2025
/s/ ROBERT C. KILL Robert C. Kill	Director	August 28, 2025
/s/ BYRON C. SCOTT Byron C. Scott	Director	August 28, 2025
/s/ BEVERLY A. HUSS Beverly A. Huss	Director	August 28, 2025
/s/ ANNE B. LE GRAND Anne B. Le Grand	Director	August 28, 2025
/s/ JAMES M. HINDMAN James M. Hindman	Director	August 28, 2025
/s/ MIKA NISHIMURA Mika Nishimura	Director	August 28, 2025
/s/ STEVEN F. MAYER Steven F. Mayer	Director	August 28, 2025

Certainty
Matters.

STOCK MARKET INFORMATION

Accuray common stock is traded on the NASDAQ stock market under symbol "ARAY".

CORPORATE HEADQUARTERS

1240 Deming Way
Madison, WI 53717
Tel: +1.608.824.2800
Fax: +1.608.824.2996

www.accuray.com

www.cyberknife.com

www.tomotherapy.com

LEGAL COUNSEL

Wilson Sonsini Goodrich & Rosati, P.C.
Palo Alto, CA 94304

TRANSFER AGENT

Mailing Address:
Accuray Incorporated
c/o Computershare
Investor Services
P.O. Box 50500
Louisville, KY 40233-5005

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Grant Thornton LLP
San Jose, CA 95113

INQUIRIES

Communications concerning stock transfer requirements, lost certificates and changes of address should be directed to the Transfer Agent. Inquiries regarding company financial information should be directed to:

Accuray Incorporated
Attn: Investor Relations
1240 Deming Way
Madison, WI 53717

Email: investorrelations@accuray.com

ANNUAL REPORT AND FORM 10-K

A copy of the company's 2025 Annual Report on Form 10-K is filed with the Securities and Exchange Commission and is available, without charge, by calling or writing the company at the address under Inquiries.





ACCURAY

Accuray Corporate Headquarters
1240 Deming Way
Madison, WI 53717
USA
Tel: +1.608.824.2800
Toll Free: 1.888.522.3740
Fax: +1.608.824.2996
Email: sales@accuray.com

Accuray Incorporated
3979 Freedom Circle
Suite 700
Santa Clara, CA 95054
USA
Tel: +1.408.716.4600
Fax: +1.408.716.4601

Accuray Japan K.K.
Shin Otemachi Building 7F
2-2-1 Otemachi, Chiyoda-ku
Tokyo 100-0004
Japan
Tel: +81.3.6265.1526
Fax: +81.3.3272.6166

Accuray Asia Ltd.
Suite 401, 4/F, Empire Centre
68 Mody Road
Tsim Sha Tsui, Kowloon
Hong Kong
Tel: +852.2247.8688
Fax: : +852.2175.5799

**Accuray Accelerator
Technology (Chengdu) Co., Ltd.**
No. 8, Kexin Road
Hi-Tech Zone (West Area)
Chengdu
611731 Sichuan
China

Accuray International Sarl
Route de la Longeraie 9
CH – 1110 Morges
Switzerland
Tel: +41.21.545.9500
Fax: +41.21.545.9501

#AccurayExpandRT

   

Important Safety Information:
Most side effects of radiotherapy, including radiotherapy delivered with Accuray systems, are mild and temporary, often involving fatigue, nausea, and skin irritation. Side effects can be severe, however, leading to pain, alterations in normal body functions (for example, urinary or salivary function), deterioration of quality of life, permanent injury, and even death. Side effects can occur during or shortly after radiation treatment or in the months and years following radiation. The nature and severity of side effects depend on many factors, including the size and location of the treated tumor, the treatment technique (for example, the radiation dose), and the patient's general medical condition, to name a few. For more details about the side effects of your radiation therapy, and to see if treatment with an Accuray product is right for you, ask your doctor.